ANNUAL MEETING OF SHAREHOLDERS - JUNE 7, 2023 AT 11:00 A.M.

______________

LOCATION:

Montréal Marriott
Château Champlain Hotel

______________

OSISKO GOLD ROYALTIES LTD

May 10, 2023

Dear fellow shareholders:

As an owner of Osisko Gold Royalties ("Osisko" or the "Corporation"), you are invited to join us at our 9th annual meeting of shareholders (the "meeting") to be held on June 7, 2023 at the Montréal Marriott Château Champlain Hotel.  If you cannot attend the meeting, the Board of Directors recommends that you vote your proxy FOR the resolutions that will be voted on at the meeting.

Osisko is a leading growth-oriented royalty company and our North-American focused portfolio and robust development pipeline are delivering sustainable and increasing value as we enter a growth phase.

2022 was a milestone year for Osisko, with the Corporation realizing the benefits of a strong portfolio with three consecutive quarters of record gold equivalent ounces ("GEOs") earned to end the year, and the simplification of the business, which effectively realigned Osisko as a pure-play royalty and streaming business.  We believe the Corporation and its asset base are stronger than ever.

Our Business Model is Driving Sustainable Value Creation for Shareholders

Osisko has built a successful business model on a foundation of adherence to strong principles and a commitment to continuous improvement.  In recent weeks, our shareholders have benefited from the investments we have made over time as our share price has hit new all-time highs.

By consolidating and simplifying our business, we have created a model that is highly efficient and scalable, with free upside.  No capital cost, a strong balance sheet, high leverage to gold and predictable operating costs have supported our record performance.

A significant number of our top producing assets are going through ramp-ups or executing on meaningful growth plans, which speaks to Osisko's ability to select high-quality assets and highlights the maturation of our portfolio since the Corporation's inception.

In 2022, we earned a record 89,367 GEOs from our royalties and streams (excluding Renard diamond stream for the first four months of the year), at a 93% cash margin.  In February 2023, we provided our 2023 guidance of between 95,000 and 105,000 GEOs, which is supported by the steady growth in GEOs expected to be delivered from our current suite of producing assets.

1100, Avenue des Canadiens-de-Montréal, suite 300, Montréal, Québec, Canada H3B 2S2

Telephone (514) 940-0670 - Fax (514) 940-0669

www.osiskogr.com

We also provided a new 5-year growth outlook of between 130,000 and 140,000 GEOs in 2027, replacing the 5-year outlook previously released in 2022.

In 2022, we continued to add high quality assets to the portfolio, including the acquisitions of:

  a silver stream on the CSA Mine in Australia - a high-grade copper mine in a favorable jurisdiction with strong operating history; the transaction is expected to close in the first half of 2023;
  a 0.6% net smelter royalty ("NSR") on the Cascabel project in Ecuador - one of the largest copper-gold discoveries in the last decade;
  a 1%, NSR royalty on the Marimaca project in Chile - providing the Corporation with exposure to a simple, low-strip oxide copper project on a prospective 13 km2 land package; and
  a 2.5% metals stream on the Tintic project in Utah - a high-grade gold project in a prolific mining jurisdiction with copper porphyry potential.

A Strong Board of Directors Committed to Continuous Improvement

We are guided by the belief that decision making should be led by independent directors, bringing expertise to the issues at hand, with professional management sourcing and analysing opportunities for investment and stewardship.  The success of this approach is reflected in the Corporation's performance and the principles that underpin the composition of your Board of Directors:

- Independence - Osisko's Board is composed of a majority of independent directors, and includes an independent Lead Director, Ms. Joanne Ferstman, among a strong majority of 8 independent directors.  Osisko has continued to renew its Board, with 60% of the Board refreshed with six directors including five new independent directors over the past 3 years;

- Expertise - Seasoned experts in mining, investments, M&A, audit and risk, environmental, social and governance ("ESG") and government relations ably represent investor interests by leveraging a wide-range of experience and expertise to effectively guide the Corporation;

- Diversity - 40% of the members of the Board of Directors in 2022 came from diverse backgrounds, making progress to achieve our aim of 40% gender diversity on the Board by June 2024.  Osisko has also reached a level of 22% gender diversity among its officers; and

- Recognized Governance Leadership - Osisko maintained its MSCI ESG "A" rating (a rules-based rating system that measures a company's management of financially relevant ESG risks and opportunities).  From our rating of 14.9 in June 2022, we further improved our Sustainalytics rating to 12.9.

We are continuously evaluating the Board's composition and performance and identifying ways to enhance both.  In that regard, Mr. Norman MacDonald is a new candidate for election to the Board as an independent director with over 25 years of experience working at natural resource focused institutional investment firms; we believe he will be strong addition.

1100, Avenue des Canadiens-de-Montréal, suite 300, Montréal, Québec, Canada H3B 2S2

Telephone (514) 940-0670 - Fax (514) 940-0669

www.osiskogr.com

Nearing the end of his tenure as per our Board Tenure Policy, Mr. Charles E. Page will not be standing for re-election at the meeting.  The Board of Directors would like to express their appreciation to Mr. Page for his insight and valuable contribution over the years as a director of the Corporation.

Responsible Mining is Maximizing the Long-Term Value of Business

Responsible mining is a central part of our vision and essential to maximizing the long-term value of our business.  As a royalty and streaming company, we invest in precious metal assets that meet our rigorous criteria, which include ESG factors.  We are working to benefit shareholders and all stakeholders by investing in the right assets, amplifying their ESG impact, and by being responsible community members.

In 2022, we engaged a global sustainability firm to further build upon our ESG initiatives and reporting practices.  This work included conducting a thorough materiality assessment to better understand the issues important to our stakeholders and that have the potential to impact our business.  We will use the results of this assessment to enhance our management practices, support our mining partners, and improve our disclosures on the identified topics.

Voting Recommendations

At our annual meeting of shareholders, we will ask you to receive and review the financial statements of Osisko and to vote FOR the resolutions put forward by your Board of Directors and the management team, including:

1. The election of 10 candidates to our Board of Directors;

2. The appointment of PricewaterhouseCoopers LLP as the Corporation's independent auditor for 2023;

3. To approve the unallocated options under the Stock Option Plan;

4. The approve of an ordinary resolution to amend and reconfirm the Amended and Restated Shareholder Rights Plan; and

5. We will also ask you to confirm our approach to executive compensation, in an advisory vote.

We invite you to review our management information circular, which provides you with background information on the matters that will be addressed at the meeting and details information on how to attend the annual meeting and how to vote.

If you have comments or questions about Osisko, you may contact me directly at (Chair-Board@osiskogr.com) or you may contact our Investor Relations Group at (info@osiskogr.com).  We would be pleased to respond to your comments or queries.

On behalf of the Board of Directors, we thank you for your ongoing support and confidence as we continue to build shareholder value at Osisko Gold Royalties Ltd.

Sean Roosen Executive Chair of the Board of Directors

1100, Avenue des Canadiens-de-Montréal, suite 300, Montréal, Québec, Canada H3B 2S2

Telephone (514) 940-0670 - Fax (514) 940-0669

www.osiskogr.com

OSISKO GOLD ROYALTIES LTD

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To the shareholders of Osisko Gold Royalties Ltd (the "Corporation" or "Osisko"):

NOTICE IS HEREBY GIVEN that the annual meeting (the "Meeting") of the holders of common shares of the Corporation (the "Common Shares") will be held at 11:00 AM (Eastern Daylight Time) on June 7, 2023 at the Montréal Marriott Château Champlain Hotel, Terrasse Room, 1 Place du Canada, Montréal, Québec, H3B 4C9, for the following purposes:

1. To receive the Corporation's audited consolidated financial statements for the year ended December 31, 2022 and the independent auditor's report thereon;

2. To elect the Corporation's directors for the ensuing year;

3. To appoint PricewaterhouseCoopers LLP as the Corporation's independent auditor for fiscal year 2023 and to authorize the directors to fix its remuneration;

4. To approve the unallocated options under the Stock Option Plan;

5. The approval of an ordinary resolution to amend and reconfirm the Amended and Restated Shareholder Rights Plan;

6. To consider and, if deemed advisable, adopt an advisory resolution supporting Osisko's approach to executive compensation, the full text of which is reproduced in the accompanying management information circular; and

7. To transact such other business as may properly be brought before the Meeting or at any adjournment thereof.

Dated at Montréal, Québec, Canada this 10th day of May, 2023.

By order of the Board of Directors,

André Le Bel

Vice President, Legal Affairs and Corporate Secretary

IMPORTANT

It is desirable that as many Common Shares as possible be represented at the Meeting. As always, we encourage shareholders to vote their shares prior to the proxy voting deadline even if you expect to attend the Meeting. If you do not expect to attend the Meeting or any adjournment thereof in person, and would like your Common Shares represented, please date, sign and return the enclosed form of proxy for use at the Meeting or any adjournment thereof. To be effective, the proxy must be received by the Corporation’s transfer agent, TSX Trust Company, by email at: proxyvote@tmx.com, by mail: Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1; or by fax to 1 (866) 781-3111 (North American Toll Free) no later than 11:00 a.m. (Eastern Daylight Time) on June 5, 2023 or 48 hours (other than a Saturday, Sunday or holiday) prior to the time to which the Meeting may be adjourned. Notwithstanding the foregoing, the chair of the Meeting has the discretion to accept proxies received after such deadline. Shareholders who hold their shares through a bank, broker or other intermediary should refer to “Beneficial Shareholders” below.

6	2023 Management Information Circular

MANAGEMENT INFORMATION CIRCULAR

This management information circular (the "Circular") is provided in connection with the solicitation of proxies by the management of Osisko Gold Royalties Ltd (the "Corporation" or "Osisko") for use at the annual meeting of the shareholders of the Corporation (the "Shareholders") to be held on June 7, 2023 at 11:00 AM (Eastern Daylight Time) (the "Meeting") and at every adjournment thereof. Except where otherwise indicated, this Circular contains information as of the close of business on April 21, 2023 and all currency amounts are shown in Canadian dollars.

PROXY MATTERS AND VOTING INFORMATION

Solicitation of Proxies

The enclosed proxy is being solicited by the management of the Corporation. Solicitation will be primarily by mail but proxies may also be solicited by telephone, or personally by directors, officers or employees of the Corporation. In addition, the Corporation has retained the services of Laurel Hill Advisory Group ("Laurel Hill") to provide certain services in connection with the Meeting such as assisting with voting and the solicitation of proxies including contacting Shareholders by telephone. For these services, Laurel Hill will receive a fee of $37,500, plus reasonable out-of-pocket expenses. The Corporation will bear all expenses in connection with the solicitation of proxies. In addition, the Corporation shall, upon request, reimburse brokerage firms and other custodians for their reasonable expenses in forwarding proxies and related material to beneficial owners of Common Shares.

Appointment of Proxy

The persons named in the enclosed form of proxy are executive officers of the Corporation. A Shareholder has the right to appoint a person, who need not be a Shareholder of the Corporation, other than the persons designated in the accompanying form of proxy, to attend and act on his or her behalf at the Meeting. To exercise this right, a Shareholder may insert such other person's name in the blank space provided in the accompanying form of proxy or complete another appropriate form of proxy.

Revocability of Proxy

A proxy given pursuant to this solicitation may be revoked in writing by the Shareholder or by the Shareholder's attorney authorized in writing and delivered either to TSX Trust Company  ("TSX Trust") at 1190 Avenue des Canadiens-de-Montréal, Suite 1700, Montréal, Québec, H3B 0G7, or by fax to 1 (866) 781-3111, no later than 11:00 AM (Eastern Daylight Time) on Monday, June 5, 2023 or at any time up to and including the last business day preceding the day of any adjournment of the Meeting at which the proxy is to be used, or to the Chair or Secretary of such Meeting on the day of the Meeting or any adjournment thereof, or by any other manner permitted by law. Any proxy given by a registered Shareholder can also be revoked by the Shareholder if he or she so requests.

Beneficial Shareholders (as defined herein) will have different methods and should carefully follow the instructions provided to them from their intermediary.

Beneficial Shareholders

A beneficial Shareholder is a Shareholder whose shares are registered in the name of a representative, such as an investment dealer or another intermediary (collectively, "Intermediaries"), rather than in the Shareholder's name ("Beneficial Shareholder"). Most of the Corporation's Shareholders are Beneficial Shareholders.

In accordance with Canadian securities legislation, the Meeting materials are being sent to both registered and Beneficial Shareholders. There are two types of Beneficial Shareholders - Shareholders who have objected to the disclosure of their identities and share positions ("OBO's") and Shareholders who do not object to the Corporation knowing who they are ("NOBO's").

In the case of NOBO's, Meeting materials have either (a) been sent by the Corporation (or its agent) directly to NOBO's, or (b) been sent by the Corporation (or its agent) to intermediaries holding on behalf of NOBO's for distribution to such shareholder. If you are a NOBO and the Corporation (or its agent) has sent the Meeting materials directly to you, your personal information has been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, the Corporation (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions.

As it relates to OBO's, the Corporation intends to pay Intermediaries to send proxy-related materials and voting instruction forms to OBO's. Most intermediaries delegate responsibility for obtaining voting instructions from clients to Broadridge Financial Solutions, Inc. ("Broadridge"). Broadridge mails a voting instruction form ("VIF") in lieu of a form of proxy provided by Osisko. For your Common Shares to be voted, you must follow the instructions on the VIF that is provided to you.

Voting and Proxy Information

Shareholders of record as of April 21, 2023 may cast their votes in any of the following ways:

2023 Management Information Circular	7

Registered and Non-Registered Shareholders

Common Shares represented by properly executed proxies in favour of the persons designated in the enclosed form of proxy will be voted or withheld from voting on any ballot that may be called for and, if the Shareholder specifies a choice in respect of the matters to be voted upon, the Common Shares shall be voted or withheld from voting in accordance with the specification made by the Shareholder. If no specification is made, such Common Shares will be voted FOR all of the agenda items.

The enclosed proxy confers discretionary authority upon the persons named therein to vote as he or she sees fit with respect to amendments or variations to matters identified in the notice relating to the Meeting and other matters which may properly come before the Meeting. At the date of this Circular, the management of the Corporation is not aware that any such amendments, variations, or other matters are to be presented for action at the Meeting.

Completed and signed proxies must be deposited at the office of the Corporation's registrar and transfer agent, unless the Chair of the Meeting elects to exercise his discretion to accept proxies received subsequently. Beneficial Shareholders will have different voting methods and are encouraged to carefully follow the instructions provided on the VIF.

If you are a Beneficial Shareholder and are unable to attend the Meeting, but wish that your voting rights be exercised on your behalf by a proxyholder, you must follow the voting instructions on the VIF. If you are a Beneficial Shareholder and wish to exercise your voting rights at the Meeting, you must indicate your own name in the space provided for such purpose on the VIF to appoint yourself as proxyholder and follow the instructions therein with respect to the execution and transmission of the document. If you have any questions with respect to the foregoing or need help with voting, we invite you to contact Laurel Hill by calling toll-free 1 (877) 452-7184 if you are in North America, or 1 (416) 304-0211 if you are outside North America, or by emailing at assistance@laurelhill.com.

Online www.tsxtrust.com/vote-proxy	Email proxyvote@tmx.com

Fax	Mail
1-416-595-9593 (Canada)

TSX Trust Company

1190 Avenue des Canadiens-de-Montréal, Suite 1700

Montréal, Québec, H3B 0G7

Must be received not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting

Telephone	QR Code
1-888-489-7352 (Toll free in Canada and United States)

VOTING SECURITIES

Holders of Common Shares of record at the close of business on April 21, 2023 (the "Record Date") will be entitled to one vote for each such Common Share held by them. As of the Record Date, 184,774,972 Common Shares of the Corporation were outstanding.

PRINCIPAL HOLDER OF VOTING SECURITIES

To the knowledge of the directors and executive officers of the Corporation and according to the latest data available as of April 21, 2023, there is one Shareholder owning, directly or indirectly, or exercising control or direction over more than 10% of the voting rights attached to all Common Shares.

Name	Number of Common Shares (#)	Percentage of Outstanding Common Shares (%)
EdgePoint Investment Group Inc.	21,985,521(1)	11.90
Van Eck Associates Corporation	19,135,217(1)	10.36
NOTE: (1) On the basis of the information available on SEDAR (www.sedar.com) and on SEDI (www.sedi.ca).

8	2023 Management Information Circular

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Unless as otherwise disclosed in this Circular, no director or executive officer, past, present or nominated hereunder, or any associate or affiliate of such persons, or any person on behalf of whom this solicitation is made, has any interest, direct or indirect, in any matter to be acted upon at the Meeting, except that such persons may be directly involved in the normal business of the Meeting or the general affairs of the Corporation.

VOTING RESULTS

Following the Meeting of Shareholders, a report on the voting results will be filed with the Canadian securities regulatory authorities at www.sedar.com.

The voting results from the 2022 annual meeting of shareholders are as follows:

Resolutions Submitted	Votes cast FOR	Percentage (%) of votes cast FOR	Votes WITHHELD or AGAINST	Percentage (%) of votes cast WITHHELD or AGAINST
Election of Directors:
Honourable John R. Baird	119,796,551	97.3	3,332,915	2.7
Joanne Ferstman	115,367,332	93.7	7,762,134	6.3
Edie Hofmeister	122,351,476	99.4	777,990	0.6
W. Murray John	113,309,472	92.0	9,819,994	8.0
Pierre Labbé	121,413,943	98.6	1,715,523	1.4
Candace MacGibbon	121,680,838	98.8	1,448,628	1.2
Charles E. Page	122,632,132	99.6	497,334	0.4
Sean Roosen	116,980,314	95.0	6,149,152	5.0
Sandeep Singh	122,608,840	99.6	520,626	0.4
Auditors:
Appointment and Remuneration of Auditor	129,381,412	99.1	1,143,258	0.9
Ordinary Resolution
Ordinary Resolution to approve the amended Deferred Share Unit Plan and approve all unallocated rights and entitlements	121,104,538	98.4	2,024,803	1.6
Advisory Resolution
Advisory Resolution on Executive Compensation	117,448,640	95.4	5,680,822	4.6

2023 Management Information Circular	9

PROXY SUMMARY

Matters for Shareholder Approval and Voting Recommendations
Voting Matter	Voting Recommendations by the Board of Directors
Election of ten (10) Directors: Honourable John R. Baird Joanne Ferstman Edie Hofmeister William Murray John Robert Krcmarov Pierre Labbé Norman MacDonald Candace MacGibbon Sean Roosen Sandeep Singh	vote FOR each nominee More information starting on page 12
Appointment of PricewaterhouseCoopers LLP as independent auditors for 2023	vote FOR the appointment of independent auditors More information starting on page 94
Approval of the unallocated rights and entitlements under the Stock Option Plan	vote FOR the replenishment of share reserve for the Corporation's Stock Option Plan More information starting on page 94
Approval of an ordinary resolution to amend and reconfirm the Amended and Restated Shareholder Rights Plan	vote FOR the approval of an ordinary resolution to amend and reconfirm the Amended and Restated Shareholder Rights Plan More information starting on page 95
Advisory Resolution on Executive Compensation	vote FOR the advisory resolution on Executive Compensation More information starting on page 97

If no instructions are given in your proxy, the Common Shares represented by your proxy will be voted FOR each director nominee, FOR the appointment of PricewaterhouseCoopers LLP as auditors, FOR the approval of the unallocated rights and entitlements under the Stock Option Plan, FOR the approval of The approval of an ordinary resolution to amend and reconfirm the Amended and Restated Shareholder Rights Plan and FOR the advisory resolution on the Corporation's approach to executive compensation.

FINANCIAL STATEMENTS

The audited consolidated financial statements of the Corporation for the financial year ended December 31, 2022 and the report of the auditor thereon will be presented at the Meeting. These consolidated financial statements and management's discussion and analysis were sent to all Shareholders who have requested a copy with this Notice of Annual Meeting of Shareholders and Circular, as applicable. The Corporation's consolidated financial statements and related management discussion and analysis for the year ended December 31, 2022 are available on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) as well as on the Corporation's website (https://osiskogr.com/en/financial-reports/).

10	2023 Management Information Circular

QUICK FACTS - BOARD OF DIRECTORS
BOARD SIZE	10
CEO/CHAIR	Split Roles since 2020
LEAD DIRECTOR	Yes
INDEPENDENT DIRECTORS	80%
INDEPENDENT COMMITTEES	100%
AVERAGE TENURE	5 years
DIVERSITY	Overall diversity: 40%
AGE DIVERSITY	20% below 50 60% between 51 and 60 10% between 61 and 70 10% near age limit

Board's Best Governance Practices and Policies	Board and Committee Oversight
  30% gender diversity; target is 40% by June 30, 2024
  10% member of ethnic diversity
  Composition of each Committee reviewed annually
  Select board members conduct an annual Shareholder outreach program and ad hoc meetings with shareholders
  Directors minimum securities holding requirement increased to three (3) times their annual basic retainer and DSUs (as defined below)
  60% Board refreshment over past three years
  Limit on equity grants to non-executive Directors
Board of Directors oversight: Strategic Planning Budgeting Standing Committees of the Board Management Team
Audit and Risk Committee oversight:
  Financial Statements and overall risks, including cyber risks
  Conflict of interest and related party transactions
  Code of Ethics Compliance and Whistleblowing
  Anti-bribery, anti-corruption and anti-money laundering matters

Environmental and Sustainability Committee oversight:
  Overseeing the ESG strategy with Management
  Environmental, climate change and risks related to communities surrounding the Corporation's partner's projects
  Respect of human rights

Governance and Nomination Committee oversight:
  Corporate Governance Policies and Practices
  Board's relationship with Management
  Shareholder Outreach Program
  Board Assessment
  Competencies of Directors and Committee memberships

Human Resources Committee oversight: Human resources, health and safety matters Management succession planning Compensation
HIGHLIGHTS - 2022-2023
Formalization of a number of existing practices into new policies:
  Conflict of Interest and Related Party Transaction Policy
  Anti-Bribery, Anti-Corruption, Anti-Money Laundering Policy
  Human Rights Policy
  Human Resources, Health and Safety Policy

  Training sessions were provided to directors by the Corporation
  Private sessions of independent Directors at all Board meetings
  Implementation of an independent, confidential and anonymous grievance reporting services under the Code of Ethics, Whistleblowing Policy, Anti-Bribery, Anti-Corruption, Anti-Money Laundering Policy and Human Rights Policy

2023 Management Information Circular	11

FIRST ITEM OF THE AGENDA

ELECTION OF DIRECTORS

The executive management team (the "Management") of the Corporation is supervised by the board of directors (the "Board of Directors" or "Board") as per the Business Corporations Act (Québec). The members of the Board are elected annually at each annual meeting of Shareholders to hold office until the next annual meeting unless, prior thereto, he or she resigns, or the office of such director becomes vacant by death, removal, or other cause. The articles of incorporation of the Corporation provide that our Board shall consist of a minimum of three (3) and a maximum of fifteen (15) directors. Accordingly, ten (10) nominees are being proposed as directors for election by the Shareholders at the Meeting for the current year, each to hold office until the next annual meeting of Shareholders or until such person's successor is elected or appointed. You can vote for all of these proposed directors separately.

Mr. Charles E. Page has decided not to stand for re-election at the Meeting. As such, he is not part of the nominees that are being proposed as directors for election by the Shareholders at the Meeting for the ensuing year.

The following tables set out information about each nominee director's summary career profile, their board committee memberships (the "Board Committee Membership" or "Board Committee"), meeting attendance during the most recently completed financial year, principal directorships with other reporting issuers as well as other public and parapublic corporations on whose boards the nominees currently serve or have served in the past five years, areas of expertise and the number of securities they hold, either in the form of Common Shares, stock options ("options"), deferred share units ("DSUs"), restricted share units ("RSUs"), or debentures of the Corporation.

Unless otherwise directed, the persons named in the enclosed proxy form intend to VOTE FOR the election of each of the proposed nominees whose names are set out below. The proposal requires the approval of a majority of the votes cast at the Meeting.

Each of the nominees has provided the information as to the Common Shares of the Corporation he or she beneficially owns or over which he or she exercises control or direction, as at May 5, 2023. All nominees have served continuously as director of the Corporation since their appointment or first election in such capacity, with the exception of Mr. Norman MacDonald, a new nominee proposed for election as this Meeting.

The Corporation has adopted a majority voting policy, which is further described in the Circular under the heading "Statement of Corporate Governance Practices - Majority Voting and Director Resignation Policy for Election of Directors".

12	2023 Management Information Circular

THE HONOURABLE JOHN R. BAIRD	Independent(1)
Ontario, Canada Age: 53 Director since: April 2020

Committee Memberships:

Chair of the Governance and Nomination Committee

Member of the Environmental and Sustainability Committee

Areas of Expertise:

✓ Governance

✓ Government Relations

✓ Human Resources

✓ International Business

✓ Management

✓ Sustainability

Mr. Baird is a director and advisor to a variety of firms in Canada and abroad. He was a former Senior Cabinet Minister in the Government of Canada and was the former Canadian Minister of Foreign Affairs.

A native of Ottawa, Baird spent three terms as a Member of Parliament ("MP") and four years as Minister of Foreign Affairs where he advanced Canada/US relations and worked to strengthen ties to the Middle East and China. He also served as President of the Treasury Board, Minister of the Environment, Minister of Transport and Infrastructure, and Leader of the Government in the House of Commons. In 2010, he was selected by MPs from all parties as Parliamentarian of the Year. Prior to entering federal politics, Mr. Baird spent ten years in the Ontario Legislature where he served in several Ministerial portfolios. Mr. Baird sits on the corporate boards of Canadian Pacific Kansas City, Canfor, the FWD Group, and PineBridge Investments, and is a member of the International Advisory Board of Barrick Gold Corp. He also serves as a Senior Advisor with Bennett Jones LLP, and is a Senior Advisor at Eurasia Group, a global political risk consultancy. Until January 2020, he served as Global Strategic Advisor to Hatch Ltd, a Canadian global multidisciplinary management, engineering and development consultancy. Mr. Baird also volunteers his time with Community Living Ontario, an organization that supports individuals with developmental disabilities and the Prince's Trust Canada, the charitable office of His Majesty King Charles III.

Mr. Baird holds an Honours Bachelor of Arts in Political Studies from Queen's University at Kingston and was presented with an Honorary Doctor of Law LLD at Queen's University in 2018.

2022 Board/Committee Attendance	2022 Voting Results
100%	97.29% votes For 2.71% votes Withheld
Public Board Membership in the past 5 years and Interlocking Directorships
Current	Past
Canfor Corporation - No Interlock Canfor Pulp Products Inc. - No Interlock Canadian Pacific Kansas City Limited - No Interlock Canadian Pacific Railway Company - No Interlock	n/a
Investment, Ownership and Total Value of Equity
	2023(2) (May 5) (#)	2023(2) Value ($)	2022(3) (March 22) (#)	2022(3) Value ($)
Osisko Common Shares	2,818	66,026	2,818	46,272
Osisko DSUs	35,463	830,898	18,937	436,279
Value ($)		896,924		482,551
Target Ownership Requirement – 3.0 Times Basic Retainer and DSUs (4)
Attained (currently valued at over 5 times the level of basic retainer and DSUs)

2023 Management Information Circular	13

JOANNE FERSTMA	Independent(1)
Ontario, Canada Age: 56 Lead Director since: April 2014

Committee Memberships:

Chair of the Audit and Risk Committee

Member of the Human Resources Committee

Areas of Expertise:

✓ Financial

✓ Governance

✓ Human Resources

✓ Information Security Risk Management

✓ International Business

✓ Management

✓ Mergers/Acquisitions

Ms. Joanne Ferstman is a director, who has been serving on several public company boards and has over 20 years of progressive experience in the financial industry.  She was until 2012 President and Chief Executive Officer of Dundee Capital Markets Inc., a full-service investment dealer with principal businesses that include investment banking, institutional sales and trading, and private client financial advisory. She has held several leadership positions within Dundee Corporation and DundeeWealth Inc. over 18 years, primarily as Chief Financier Officer, where she was responsible for strategic development, financial and regulatory reporting and risk management.

She currently serves on the board of directors of Cogeco Communications and Chair of its Audit Committee and is member of the Strategic Opportunities Committee.  She is Chair of DREAM Unlimited (a real estate company), on which she also serves as Chair of the Audit Committee and as a member of the Organization, Design and Culture and Leaders and Mentors Committees. She also serves as director and Chair of the Audit Committee and member of the Human Resources Committee of ATS Corporation (an advanced automation solutions corporation). Ms. Ferstman was formerly a director of DREAM office REIT and Osisko Development Corp. Ms. Ferstman's strong and in-depth knowledge of financial and fiscal matters makes her a solid contributor on assessing the Corporation's finance performance. Her past executive positions and her experience as a director and chair of audit committees on various public corporations make her a valuable Lead Director and Chair of the Audit and Risk Committee.

Ms. Ferstman holds a Bachelor of Commerce and a Graduate degree in Public Accountancy from McGill University and is a Chartered Professional Accountant.

2022 Board/Committee Attendance	2022 Voting Results
100%	93.70% votes For 6.30% votes Withheld
Public Board Membership in the past 5 years and Interlocking Directorships
Current	Past
Dream Unlimited Corp. ─ No interlock Cogeco Communications Inc. ─ No interlock ATS Corporation ─ No interlock	Osisko Development Corp. ("Osisko Development") (2020 - 2022) Dream Office REIT (2003 - 2018)
Investment, Ownership and Total Value of Equity
	2023(2) (May 5) (#)	2023(2) Value ($)	2022(3) (March 22) (#)	2022(3) Value ($)
Osisko Common Shares	19,500	456,885	19,500	320,190
Osisko DSUs	124,104	2,907,757	111,845	1,836,495
Osisko Debentures(5)	nil	Nil	100	101,070
Value ($)		3,364,642		1,721,310
Target Ownership Requirement – 3.0 Times Basic Retainer and DSUs(4)
Attained (currently valued at over 12 times the level of the basic retainer and DSUs)

14	2023 Management Information Circular

EDIE HOFMEISTER	Independent(1)
California, United States of America Age: 57 Director since: May 2022

Committee Memberships:
Member of the Environmental and Sustainability Committee

Member of the Governance and Nomination Committee

Areas of Expertise:
✓ Governance
✓ Government Relations
✓ Human Resources
✓ International Business
✓ Management
✓ Mergers/Acquisitions
✓ Sustainability

Ms. Hofmeister has advised large and small multi-national extractive companies on legal and ESG matters for over twenty years. Most recently she served as Executive Vice President Corporate Affairs and General Counsel for Tahoe Resources where she led the Legal, Sustainability and Government Affairs departments and helped grow Tahoe from a junior exploration company to a mid-cap precious metals producer.  Since 2006, Ms. Hofmeister has worked alongside rural and indigenous communities in India, Peru, Guatemala, Mexico and Canada to enhance food, work and water security. Ms. Hofmeister was a Canadian General Counsel Award finalist in the category of ESG.  She is a member of the Women's General Counsel Group and the National Association of Corporate Directors. She Chairs the International Bar Association's Business and Human Rights Committee, a group dedicated to promoting high ESG standards in multi-national corporations.

Ms. Hofmeister received a Bachelor of Arts degree in international relations from UCLA, a Master of Arts degree in international peace studies from the University of Notre Dame and a Juris Doctor degree from the University of San Francisco.
2022 Board/Committee Attendance	2022 Voting Results
100%	99.37% votes For 0.63% votes Withheld
Public Board Membership in the past 5 years and Interlocking Directorships
Current	Past
Bitfarms Ltd. ─ No interlock Nighthawk Gold Corp. ─ No interlock Prime Mining Corp. ─ Interlock with W. Murray John	Minto Metals Corp. (2021 - 2023)
Investment, Ownership and Total Value of Equity
	2023(2) (May 5) (#)	2023(2) Value ($)	2022(3) (March 22) (#)	2022(3) Value ($)
Osisko Common Shares	nil	nil	n/a	n/a
Osisko DSUs	14,180	332,237	n/a	n/a
Value ($)		332,237		n/a
Target Ownership Requirement – 3.0 Times Basic Retainer and DSUs(4)
To be attained by November 2026

2023 Management Information Circular	15

W. MURRAY JOHN	Independent(1)

Committee Memberships:

Chair of the Environmental and Sustainability Committee

Member of the Governance and Nomination Committee

Areas of Expertise:

✓ Financial

✓ Governance

✓ Human Resources

✓ International Business

✓ Management

✓ Mergers/Acquisitions

✓ Sustainability

✓ Technical/Mining

Mr. John is a mining engineer and investment industry professional.  He currently serves as the Chair of the Board of Directors of Discovery Silver Corp. and Prime Mining Corp. and he is the Lead Director of O3 Mining Inc. Prior to his retirement in December 2014, he was the President and Chief Executive Officer of Dundee Resources Limited, and Managing Director and a Portfolio Manager with Goodman & Company, Investment Counsel Inc., where he was responsible for managing merchant banking investments, Private Equity resource and precious metals focused mutual funds and flow-through limited partnerships. Mr. John has been involved with the resource investment industry since 1992 and has worked as an investment banker, buy-side mining analyst, sell-side mining analyst, and portfolio manager.

He graduated from the Camborne School of Mines in 1980 with a Bachelor of Science (Hons) in mining engineering and received an award from the Associateship of the Camborne School of Mines. Mr. John also received a Master of Business Administration from the University of Toronto in 1993.

British Columbia, Canada Age: 64 Director since: February 2020
2022 Board/Committee Attendance	2022 Voting Results
100%	92.02% votes For 7.98% votes Withheld
Public Board Membership in the past 5 years and Interlocking Directorships
Current	Past
Discovery Silver Corp. - No Interlock O3 Mining Inc. - No Interlock Prime Mining Corp. - Interlock with Edie Hofmeister	Osisko Mining Inc. (2015 - 2018) Dundee Precious Metals Inc. (2005 - 2017)

Investment, Ownership and Total Value of Equity
	2023(2) (May 5) (#)	2023(2) Value ($)	2022(3) (March 22) (#)	2022(3) Value ($)
Osisko Common Shares	nil	nil	nil	nil
Osisko DSUs	35,004	820,144	26,116	428,825
Value ($)		820,144		428,825
Target Ownership Requirement – 3.0 Times Basic Retainer and DSUs(4)
Attained (currently valued at over 5 times the level of basic retainer and DSUs)

16	2023 Management Information Circular

ROBERT KRCMAROV		Independent(1)
Ontario, Canada Age: 58 Director since: October 2022	Committee Memberships: n/a Areas of Expertise: ✓ Government Relations ✓ Human Resources ✓ International Business ✓ Management ✓ Mergers/Acquisitions ✓ Sustainability ✓ Technical/Mining

Mr. Krcmarov is a geologist and an experienced international mining executive. Mr. Krcmarov currently serves as a technical advisor to Barrick Gold Corporation, having previously served as an executive with that company for 13 years, and as Executive Vice President Exploration and Growth since 2016. He led exploration teams which have discovered multiple value adding orebodies, including several world class greenfield discoveries.

His leadership capabilities span mineral exploration, mining operations, R&D and strategic planning. Expertise includes evaluation of new business opportunities, negotiation of joint ventures, M&A, as well as capital markets and investor relations.

Mr. Krcmarov's international experience spans many countries in five continents. He ran efficient and safe operations, conducted effective community relations, and engaged in constructive dialogue with government officials and other stakeholders.

Mr. Krcmarov holds a Master of Economic Geology from the University of Tasmania and a Bachelor of Science in Geology from the University of Adelaide. He is a member of the Institute of Corporate Directors and is enrolled in ICD-Rotman Directors Education Program.

2022 Board/Committee Attendance	2022 Voting Results
100%	n/a

Public Board Membership in the past 5 years and Interlocking Directorships
Current	Past
Major Drilling Group International Inc. - No Interlock	n/a
Investment, Ownership and Total Value of Equity
	2023(2) (May 5) (#)	2023(2) Value ($)	2022(3) (March 22) (#)	2022(3) Value ($)
Osisko Common Shares	1,345	31,513	n/a	n/a
Osisko DSUs	11,656	273,100	n/a	n/a
Value ($)		304,613		n/a
Target Ownership Requirement – 3.0 Times Basic Retainer and DSUs(4)
To be attained by November 2026

2023 Management Information Circular	17

PIERRE LABBÉ	Independent(1)
Québec, Canada Age: 57 Director since: February 2015

Committee Memberships:

Member of the Audit and Risk Committee

Chair of the Human Resources Committee

Areas of Expertise:

✓ Financial

✓ Governance

✓ Human Resources

✓ Information Security Risk Management

✓ International Business

✓ Management

✓ Mergers/Acquisitions

✓ Technical/Mining

Mr. Pierre Labbé is Executive Vice-President, Finance of Fonds QScale S.E.C. since April 1st, 2022, a fast-growing company recognized for its innovative concept of eco-responsible computing centers. Prior to joining Fonds QScale S.E.C. he had been the Chief Financial Officer of IMV Inc. for the five preceding years. He has more than 30 years of progressive financial leadership roles in various industries. He was Vice President and Chief Financial Officer of Leddartech Inc. from April 2015 to March 2017 and was Vice President and Chief Financial Officer of the Québec Port Authority (October 2013 - April 2015). He also has experience in the resource sector, having served as Chief Financial Officer of Plexmar Resources (2007-2012), Sequoia Minerals (2003-2004), and Mazarin Inc. (2000-2003). Mr. Labbé, in his role as senior financial officer, has participated in the development of strategic plans and in mergers and acquisitions (over $1 billion in transactions). Mr. Labbé was a nominee to the Osisko Board by Virginia Mines Inc. as part of the Osisko-Virginia business combination in 2015.

Mr. Labbé holds a Bachelor's Degree in Business Administration and a license in accounting from Université Laval, Québec City. He is a member of Ordre des comptables professionnels agréés du Québec, the Chartered Professional Accountants of Canada and the Institute of Corporate Directors.

2022 Board/Committee Attendance	2022 Voting Results
91%	98.61% votes For 1.39% votes Withheld
Public Board Membership in the past 5 years and Interlocking Directorships
Current	Past
n/a	Agility Health Inc. (2013 - 2018)
Investment, Ownership and Total Value of Equity
	2023(2) (May 5) (#)	2023(2) Value ($)	2022(3) (March 22) (#)	2022(3) Value ($)
Osisko Common Shares	6,145	143,977	6,145	100,901
Osisko DSUs	73,565	1,723,628	64,124	1,052,916
Osisko Debentures(5)	nil	Nil	25	25,268
Value ($)		1,867,605		1,179,085
Target Ownership Requirement – 3.0 Times Basic Retainer and DSUs(4)
Attainted (currently valued at over 11 times the level of the basic retainer and DSUs)

18	2023 Management Information Circular

NORMAN MACDONALD		Independent(1)
Ontario, Canada Age: 51 Director since: New Nominee	Committee Memberships: n/a Areas of Expertise: ✓ Financial ✓ Governance ✓ Human Resources ✓ Management ✓ Mergers/Acquisitions ✓ Technical/Mining

 Mr. MacDonald is Partner, Natural Resources at Fort Capital.  He has over 25 years of experience working at natural resource focused institutional investment firms, including over 10 years as a Senior Portfolio Manager at Invesco.  Mr. MacDonald began his investment career at Ontario Teachers Pension Plan Board, where he worked for three years in progressive roles from Research Assistant to Portfolio Manager.  His next role was as a VP and Partner at Beutel, Goodman & Co. Ltd.  Prior to joining Invesco, Mr. Macdonald was a VP and Portfolio Manager at Salida Capital.

Mr. MacDonald earned a Bachelor of Commerce Degree from the University of Windsor and is a CFA Charterholder.

2022 Board/Committee Attendance		2022 Voting Results
n/a		n/a
Public Board Membership in the past 5 years and Interlocking Directorships
Current		Past
G Mining Ventures Corp. - No interlock Advantage Energy Ltd. - No interlock		none
Investment, Ownership and Total Value of Equity
	2023(2) (May 5) (#)	2023(2) Value ($)	2022(3) (March 22) (#)	2022(3) Value ($)
Osisko Common Shares	10,000	234,300	n/a	n/a
Osisko DSUs	n/a	n/a	n/a	n/a
Value ($)		234,300		n/a
Target Ownership Requirement – 3.0 Times Basic Retainer and DSUs(4)
To be attained by June 2027

2023 Management Information Circular	19

CANDACE MACGIBBON	Independent(1)
Ontario, Canada Age: 48 Director since: January 2021

Committee Memberships:

Member of the Audit and Risk Committee

Member of the Human Resources Committee

Areas of Expertise:

✓ Financial

✓ Governance

✓ Government Relations

✓ Human Resources

✓ Information Security Risk Management

✓ International Business

✓ Management

✓ Mergers/Acquisitions

✓ Sustainability

✓ Technical/Mining

Ms. Candace MacGibbon has over 25 years of experience in the mining sector and capital markets. She was until July 2021 the Chief Executive Officer of INV Metals Inc., a Canadian mineral resource company focused on the development and exploration of the Loma Larga gold property in Ecuador. Ms. MacGibbon has a deep understanding of the capital markets because of her previous employment as a global mining institutional salesperson with RBC Capital Markets and in base metals research as a mining associate with BMO Capital Markets.

Ms. MacGibbon is a chartered professional accountant and her financial and accounting experience includes her previous role as chief financial officer of INV Metals, as well as her prior employment with Deloitte LLP.

She was appointed to the Board of Directors of Carbon Streaming Corporation as a nominee of the Corporation in accordance with the terms and conditions of an investor rights agreement.

Ms. MacGibbon holds a Bachelor of Arts - Economics from the University of Western Ontario and a Diploma in Accounting from Wilfrid Laurier University. She recently received a Cybersecurity Certification from Cornell University and holds the ICD.D designation from the Institute of Corporate Directors.

2022 Board/Committee Attendance	2022 Voting Results
95%	98.82% votes For 1.18% votes Withheld
Public Board Membership in the past 5 years and Interlocking Directorships
Current	Past
Carbon Streaming Corporation - No Interlock TransAlta Corporation - No Interlock	INV Metals Inc. - (2008 - 2021) Nickel 28 Capital Corp. - (2019 - 2021) Cobalt 27 Capital Corp. (2017 - 2019)
Investment, Ownership and Total Value of Equity
	2023(2) (April 21) (#)	2023(2) Value ($)	2022(3) (March 22) (#)	2022(3) Value ($)
Osisko Common Shares	nil	nil	nil	nil
Osisko DSUs	26,211	614,124	17,450	286,529
Value ($)		614,124		286,529
Target Ownership Requirement – 3.0 Times Basic Retainer and DSUs(4)
Attainted (currently valued at over 3 times the level of the basic retainer and DSUs) As at year-end TSX market price - Target was below the requirement (To be attained by November 2026)

20	2023 Management Information Circular

SEAN ROOSEN	Non-Independent(1)
Québec, Canada Age: 59 Director since: April 2014

Committee Memberships:

n/a

Areas of Expertise:

✓ Financial

✓ Governance

✓ Government Relations

✓ Human Resources

✓ International Business

✓ Management

✓ Mergers/Acquisitions

✓ Sustainability

✓ Technical/Mining

Mr. Sean Roosen is a founding member of the Corporation and he was appointed Executive Chair of the Board of Directors on November 25, 2020. Prior to that, he was Chief Executive Officer and Chair of the Board of Directors of the Corporation. Mr. Roosen was a founding member of Osisko Mining Corporation (2003) and of EurAsia Holding AG, a European venture capital fund.

Mr. Roosen has over 30 years of progressive experience in the mining industry. As founder, President, Chief Executive Officer and Director of Osisko Mining Corporation, he was responsible for developing the strategic plan for the discovery, financing and development of the Canadian Malartic Mine. He also led the efforts for the maximization of shareholders' value in the sale of Osisko Mining Corporation, which resulted in the creation of Osisko. Mr. Roosen is an active participant in the resource sector and in the formation of new companies to explore for mineral deposits both in Canada and internationally.

In 2017, Mr. Roosen received an award from Mines and Money Americas for best Chief Executive Officer in North America and was, in addition, named in the "Top 20 Most Influential Individuals in Global Mining".

In prior years, he has been recognized by several organizations for his entrepreneurial successes and his leadership in innovative sustainability practices. Mr. Roosen is a graduate of the Haileybury School of Mines.

2022 Board Attendance	2022 Voting Results
100%	95.01% votes For 4.99% votes Withheld
Public Board Membership in the past 5 years and Interlocking Directorships
Current	Past
Osisko Development Osisko Green Acquisition Limited ─ No Interlock
  Osisko Mining Inc. (2015 - 2022)
  Victoria Gold Corp. (2018 - 2021)
  Barkerville Gold Mines Ltd. (2015 - 2019)
  Condor Petroleum Inc. (2011 - 2019)
  Falco Resources Ltd. (2014 - 2019)
  Dalradian Resources Inc. (2010 - 2018)

Investment, Ownership and Total Value of Equity
	2023(2) (May 5) (#)	2023(2) Value ($)	2022(3) (March 22) (#)	2022(3) Value ($)
Osisko Common Shares	564,964	13,237,107	533,193	8,755,029
Osisko RSUs	97,218	2,277,818	84,401	1,385,864
Value ($)		15,514,924		10,140,893
Target Ownership Requirement – 3.0 Times Annual Base Salary(4)
Attained (currently valued at over 38 times the annual base salary)
Options
Grant Date (mm-dd-yy)	Expiry Date (mm-dd-yy)	Options (#)	Exercise Price ($)	Total Unexercised (#)	Value of Unexercised Options(6) ($)
02-27-23	02-28-28	83,300	17.61	83,300	484,806
06-01-22	06-01-27	108,800	14.27	108,800	996,608
06-25-21	06-25-26	55,400	17.12	55,400	349,574
03-01-21	03-01-26	61,400	12.70	61,400	658,822
05-15-20	05-15-25	109,300	13.50	109,300	1,085,349
05-03-19	05-03-24	161,412	13.61	161,412	1,585,066

2023 Management Information Circular	21

SANDEEP SINGH	Non-Independent(1)
Ontario, Canada Age: 43 Director since: November 2020

Committee Memberships:

n/a

Areas of Expertise:

✓ Financial

✓ Governance

✓ Government Relations

✓ Human Resources

✓ International Business

✓ Management

✓ Mergers/Acquisitions

✓ Sustainability

✓ Technical/Mining

Mr. Sandeep Singh joined Osisko as President in January 2020. He became President and Chief Executive Officer in November 2020. For the fifteen years prior, Mr. Singh was an investment banker in the metals and mining industry where he advised numerous mining companies on growth and financing strategies with Maxit Capital (2014 - 2020), Dundee Securities (2010 - 2014) and BMO Capital Markets (2005 - 2010). As co-founder of Maxit Capital, he was instrumental in building an independent and highly successful advisory firm, which acted on some of the most complex and value-enhancing transactions in the mining sector.

Mr. Singh holds a Bachelor of Mechanical Engineering degree from Concordia University and a Masters of Business Administration degree from Oxford University.

2022 Board Attendance	2022 Voting Results
100%	99.58% votes For 0.42% votes Withheld
Public Board Membership in the past 5 years and Interlocking Directorships
Current	Past
n/a	n/a
Investment, Ownership and Total Value of Equity
	2023(2) (May 5) (#)	2023(2) Value ($)	2022(3) (March 22) (#)	2022(3) Value ($)
Osisko Common Shares	193,344	4,530,050	166,149	2,728,167
Osisko RSUs	167,127	3,915,786	142,523	2,340,228
Value ($)		8,445,836		5,068,395
Target Ownership Requirement – 5.0 Times Annual Base Salary(4)
Attained (currently valued at over 12 times the annual base salary)
Options
Grant Date (mm-dd-yy)	Expiry Date (mm-dd-yy)	Options (#)	Exercise Price ($)	Total Unexercised (#)	Value of Unexercised Options(6) ($)
02-27-23	02-28-28	135,400	17.61	135,400	788,028
06-01-22	06-01-27	176,800	14.27	176,800	1,619,488
03-01-21	03-01-26	188,000	12.70	188,000	2,017,240
05-15-20	05-15-25	249,400	13.50	249,400	2,476,542
12-31-19	12-31-26	250,000	12.70	250,000	2,682,500

NOTES:
(1)	"Independent" refers to the standards of independence established in sections 1.4 and 1.5 of the Regulation 52-110 respecting Audit and Risk Committees ("Regulation 52-110").
(2)

The 2023 Value is equal to, as applicable, the sum of: (i) the product of the closing price of the Common Shares of the Corporation on the Toronto Stock Exchange ("TSX") on May 5, 2023, being $23.43, by the number of Common Shares, DSUs and RSUs held at such date.

(3)

The 2022 Value is equal to, as applicable, the sum of: (i) the product of the closing price of the Common Shares of the Corporation on TSX on March 22, 2022, being $16.42 (as disclosed in the management information circular of the Corporation dated April 1, 2022) by the number of Common Shares, DSUs and RSUs held at such date; and (ii) the face value of debentures held.

(4)

The Securities Ownership Guidelines were amended on November 29, 2022 by increasing the minimum holding requirement for non-executive Directors from two (2) times to three (3) times the basic retainer and DSUs. Non-Executive Directors shall have four (4) years to comply with such increase.

(5)	The convertible debentures were fully repaid on maturity on December 31, 2022. Value of Debentures is not taken into account in the determination of securities ownership requirement.
(6)

"Value of Unexercised Options" is calculated on the basis of the difference between the closing price of the Common Shares on the TSX on May 5, 2023, being $23.43, and the exercise price of the options, multiplied by the number of unexercised options (vested or non-vested) held as at such date.

22	2023 Management Information Circular

ABOUT OUR BOARD OF DIRECTORS

Board Mandate

The Corporation's Board is responsible for approving long-term strategic plans and annual operating plans and budgets recommended by Management. The Corporation's Board's consideration and approval is also required for material contracts and business transactions, and all debt and equity financing transactions. The Corporation's Board delegates to Management responsibility for meeting defined corporate objectives, implementing approved strategic and operating plans, carrying on the Corporation's business in the ordinary course, managing the Corporation's cash flow, evaluating new business opportunities, recruiting staff and complying with applicable regulatory requirements. The Corporation's Board also looks to Management to provide recommendations respecting corporate objectives, long-term strategic plans and annual operating plans. The Corporation's Board has a written mandate governing its operation, a copy of which is attached in this Circular as Schedule "A".

The Board and its Committees act independently.  The following figure illustrates the dynamic between the Board, the Committees of the Board, the Shareholders of the Corporation and independent auditors.

Majority of Directors are Independent

The Board has approved independence standards that require a majority of its directors be independent. The independence of a director is determined in accordance with Regulation 52-110 or Regulation 58-101 respecting Disclosure of Corporate Governance Practices ("Regulation 58-101") further to voluntary disclosure by each director. Furthermore, the Board of Directors may determine that a director has no material relationship with the Corporation, including as a partner, Shareholder or officer of an organization that has a relationship with the Corporation. A "material relationship" is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director's independent judgment and includes an indirect material relationship. In determining whether a director is independent, the Board applies standards derived from the Canadian Securities Administrators director independence rules. The Board determines the independence of a director when it approves director nominees for inclusion in this Circular. Based on the results of independence questionnaire completed by each nominee and other information, the Board determined that eight (8) of the ten (10) nominees proposed for election as directors have no material relationship with the Corporation and are, therefore, independent, as illustrated in the table below:

2023 Management Information Circular	23

Name	Independent	Non-Independent	Reason for Non-Independence
John R. Baird	✓		N/A
Joanne Ferstman	✓		N/A
Edie Hofmeister	✓		N/A
W. Murray John	✓		N/A
Robert Krcmarov	✓		N/A
Pierre Labbé	✓		N/A
Norman MacDonald	✓		N/A
Candace MacGibbon	✓		N/A
Sean Roosen		✓	Executive Chair of the Board
Sandeep Singh		✓	President and Chief Executive Officer

Furthermore, in connection with the listing of the shares of the Corporation on the NYSE on July 6, 2016, the Corporation ensured that at least a majority of its directors satisfied the director independence requirements under Section 303A.02 of the NYSE corporate governance standards. On an annual basis, the Board of Directors reviews and determines the independence of each director for both Canadian and U.S. purposes.

The NYSE requires the Corporation, as a "foreign private issuer" that is not required to comply with all of the NYSE's corporate governance standards applicable to U.S. domestic issuers, to disclose any significant ways in which its corporate governance practices differ from those followed by NYSE listed U.S. domestic issuers. Except for one practice relating to internal audit function, the differences between the Corporation's practices and those required by the NYSE rules applicable to U.S. domestic issuers are not significant. The statement of differences can be found on the Corporation's website at osiskogr.com/en/governance-2/osisko-practices-and-nyse-rules/.

Independent Directors Meetings

The non-executive directors of the Board meet in the absence of Management at regular and ad hoc Board and Committee meetings which process facilitates open and candid discussion amongst the independent directors.

Board's Skills Matrix

The Governance and Nomination Committee, together with the Board's Executive Chair, is responsible for determining the competencies necessary at the Board in the long-term to support the strategy of the Corporation and for identifying new candidates having such competencies to stand as nominees for election or appointment as directors.

The Governance and Nomination Committee reviews annually the credentials of the members of the Board. The following table illustrates the current skills that each nominee possesses:

24	2023 Management Information Circular

SKILLS
Directors	Months of Directorship	Financial(1)	Governance(2)	Government Relations(3)	Human Resources(4)	Information Security Risk Management(5)	International(6)	Management(7)	M&A(8)	Sustainability(9)	Technical/ Mining(10)
John R. Baird Age: 53	35		✓	✓	✓		✓	✓		✓
Joanne Ferstman Age: 56	106	✓	✓		✓	✓	✓	✓	✓
Edie Hofmeister Age: 57	10		✓	✓	✓		✓	✓	✓	✓
W. Murray John Age: 64	37	✓	✓		✓		✓	✓	✓	✓	✓
Robert Krcmarov Age: 58	5			✓	✓		✓	✓	✓	✓	✓
Pierre Labbé Age: 57	97	✓	✓		✓	✓	✓	✓	✓		✓
Norman MacDonald Age: 51	n/a	✓	✓		✓			✓	✓		✓
Candace MacGibbon Age: 48	26	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Sean Roosen Age: 59	106	✓	✓	✓	✓		✓	✓	✓	✓	✓
Sandeep Singh Age: 43	27	✓	✓	✓	✓		✓	✓	✓	✓	✓
NOTES:
(1)	Financial: Ability to understand: (i) financial statements; (ii) financial controls and measures; (iii) capital markets; and (iv) financing options.
(2)	Governance: Understanding of (i) the requirements/process for oversight of management; (ii) various stakeholder requirements; and (iii) evolving trends with respect to governance of public companies.
(3)	Government Relations: Understanding of: (i) legislative and decision-making process of governments; and (ii) experience in dealing with governments (policy-making, lobbying, etc.).
(4)	Human Resource: Ability to: (i) review management structure for large organization; (ii) develop/assess/monitor remuneration packages (salary, benefits, long-term and short-term incentives); and (iii) understand how to motivate people.
(5)	Information Security Risk Management: Ability to manage risks associated with the use of information technology, involving identifying, assessing, and treating risks to the confidentiality, integrity and availability of Corporation's assets.
(6)	International Experience: Consists of: (i) experience in dealing with different legislative and cultural environments; (ii) understanding foreign legislative process; and (iii) understanding opportunities and risk in non-Canadian jurisdictions.
(7)	Management: Ability to plan, operate and control various activities of a business.
(8)	Mergers and Acquisitions: Understanding of: (i) capital markets in friendly and unfriendly transactions; (ii) complexity of integration post-business continuation; and (iii) general legal requirements in M&A.
(9)	Sustainability: Understanding of (i) environmental risks in the mining industry; (ii) government regulations with respect to environmental, health & safety; and (iii) understanding of and experience in community relations and stakeholder involvement.
(10)	Technical/Mining: Understanding of: (i) exploration activities; (ii) mine operations, including risks/challenges/opportunities (mining, milling); (iii) ability to have knowledge of construction/development/planning/scheduling/monitoring of construction/contract administration/forecasting; and (iv) understanding of marketing of metals.

Other Directorships

The Corporation acknowledges that a director or an officer serving on too many public boards of directors might be "overboarded". Consequently, all directors and officers of the Corporation must submit to the Governance and Nomination Committee any offer to join an outside board of directors to ensure that any additional directorship would not impair the ability to adequately fulfill the responsibilities assigned to the directors and officers of the Corporation.

In addition to being the Executive Chair of the Corporation, Mr. Sean Roosen is also Chair of the board and Chief Executive Officer of Osisko Development and Chair of the board and Chief Executive Officer of Osisko Green Acquisition Limited.  Mr. Roosen played a major role in the foundation or launch of these companies associated with the Corporation and because of his in-depth knowledge of the industry and the business of these companies, he can diligently comply with the required commitments as part of his regular duties.

2023 Management Information Circular	25

The table below sets forth the name of each nominee director of the Corporation who is currently a director of another organization that is a reporting issuer, as also described under the section entitled "Election of Directors" in this Circular:

Nominee	Other Reporting Issuers	Industry Classification	Market and Stock Symbol	Board Committee Membership
John R. Baird	Canfor Corporation	Paper and forest products	TSX — CFP	Joint Environmental, Health and Safety Committee - Member Joint Capital Expenditure Committee - Member Joint Corporate Governance Committee - Member
	Canfor Pulp Products Inc.	Paper and forest products	TSX — CFX	Joint Environmental, Health and Safety Committee - Member Joint Capital Expenditure Committee - Member Joint Corporate Governance Committee - Member
	Canadian Pacific Kansas City Limited	Transportation and environmental services	TSX/NYSE — CP	Corporate Governance and Nomination Committee - Member Risk and Sustainability Committee - Member
	Canadian Pacific Railway Company	Transportation and environmental services	NYSE/London — CPRY	—
Joanne Ferstman	Dream Unlimited Corp.	Real Estate Company	TSX — DRM	Chair of the Board Audit Committee - Chair Organization, Design and Culture Committee - Member Leaders and Mentors Committee - Member
	Cogeco Communications Inc.	Communications and Media	TSX — CCA	Audit Committee - Chair Strategic Opportunities Committee - Member
	ATS Corporation (Formerly known as Automation Tooling Systems Inc.)	Industrial products - fabricating and engineering	TSX — ATS	Audit and Finance Committee - Chair Human Resources Committee - Member
Edie Hofmeister	Bitfarms Ltd.	Bitcoin self-mining Company	TSX — BITF NASDAQ — BITF	Environment and Social Responsibility Committee - Chair Governance and Nominating Committee - Chair
	Nighthawk Gold Corp.	Mining Company	TSX — NHK	Corporate Governance, Nominating and Sustainability Committee - Chair
	Prime Mining Corp.	Mining Company	TSX-V — PRYM OTCQB — PRMNF FRANKFURT — A2PRDW	Nominating and Corporate Governance Committee - Chair Health, Safety, Environment and Social Responsibility Committee - Member
W. Murray John	Discovery Silver Corp. (formerly Discovery Metals Corp.)	Mining Company	TSX-V — DSV	Chair of the Board Audit Committee - Member Compensation Committee - Member Nominating and Corporate Governance - Member
	O3 Mining Inc.	Mining Company	TSX-V — OIII	Lead Director Sustainable Development Committee - Member Corporate Governance and Nomination Committee - Chair Audit Committee - Member
	Prime Mining Corp.	Mining Company	TSX-V — PRYM OTCQB — PRMNF FRANKFURT — A2PRDW	Chair of the Board Audit Committee - Member

26	2023 Management Information Circular

Nominee	Other Reporting Issuers	Industry Classification	Market and Stock Symbol	Board Committee Membership
Robert Krcmarov	Major Drilling Group International Inc.	Industrial Products Company	TSX — MDI	Environment, Health and Safety Committee - Chair Human Resources and Compensation Committee - Member
Pierre Labbé	None
Norman MacDonald	Advantage Energy Ltd.	Oil and Gas Company	TSX — AAV	Audit Committee - Member Independent Reserve Evaluation Committee - Member
	G Mining Ventures Corp.	Mining Company	TSX-V — GMIN	Audit and Risk Committee - Health, Safety and Technical Committee - Member Remuneration and Nomination Committee - Member
Candace MacGibbon	Carbon Streaming Corporation	Carbon Streaming Company	Frankfurt, Canada - Neo Exchange — NETZ	Audit Committee - Member Compensation Committee - Member Corporate Governance and Nominating Committee - Member
	TransAlta Corporation	Energy Company	TSX/NYSE — TA	Audit, Finance and Risk Committee - Member and the Governance, Safety and Sustainability Committee - Member
Sean Roosen	Osisko Development - Associate company	Mining Company	TSX-V — ODV	Chair of the Board Environmental and Sustainability Committee - Member
	Osisko Green Acquisition Limited - Associate company	Special Purpose Acquisition Company	TSX — GOGR	Chair of the Board
Sandeep Singh	None

Interlocking Directorships

As of the date of the Circular, there are no interlocks of the independent director nominees serving on the compensation or equivalent committee or board of directors of another reporting issuer which has any executive officer or director serving on the HR Committee or Board of Directors of the Corporation. Although there are interlocking relationships, namely that of Messrs. Roosen and Page who both serve on the board of directors of Osisko Development, Mr. Page decided not to stand for re-election at the Meeting.  There is also an interlocking relationship with Ms. Edie Hofmeister and Mr. Murray John who both serve on the board of directors of Prime Mining Corp. The Board and the Governance and Nomination Committee assessed these interlocks, taking into account a number of factors, including the Corporation's Conflict of Interest and Related Party Transaction Policy, and determined that there was no conflict or other concerns for the Corporation over the independence of these directors since neither Osisko Development nor Prime Mining Corp. are competitors of the Corporation.

Tenure of the Board

The following table illustrates the age group, gender, applicable tenure and location of residence for each of the nominee non-executive directors:

	AGE GROUP						GENDER		APPLICABLE TENURE		REGION
NAME	45 - 49	50 - 54	55 - 59	60 - 64	65 - 69	70 - 74	FEMALE	MALE	12 YEARS (From March 2016 or the ast Election)	72 YEARS OF AGE (LAST ELECTION)	BRITISH COLUMBIA, CANADA	ONTARIO, ANADA	QUÉBEC, CANADA	CALIFORNIA, USA
John R. Baird		✓						✓	2032			✓
Joanne Ferstman			✓				✓		2027			✓
Edie Hofmeister			✓				✓		2034					✓
W. Murray John				✓				✓		2031	✓
Robert Krcmarov			✓					✓	2034			✓

2023 Management Information Circular	27

	AGE GROUP						GENDER		APPLICABLE TENURE		REGION
NAME	45 - 49	50 - 54	55 - 59	60 - 64	65 - 69	70 - 74	FEMALE	MALE	12 YEARS (From March 2016 or the last Election)	72 YEARS OF AGE (LAST ELECTION)	BRITISH COLUMBIA, CANADA	ONTARIO, CANADA	QUÉBEC, CANADA	CALIFORNIA, USA
Pierre Labbé			✓					✓	2027				✓
Norman MacDonald		✓						✓	2035			✓
Candace MacGibbon	✓						✓		2033			✓

Non-Independent Executive Chair of the Board

The Executive Chair of the Board takes all reasonable measures to ensure the Board fulfills its oversight responsibilities. The Executive Chair is responsible for the management, the development and the effective performance of the Board, and provides leadership to the Board for all aspects of the Board's work.  The position description of the Executive Chair of the Board can be found on the Corporation's website at https://osiskogr.com/en/governance-2/positions-descriptions/.

Independent Lead Director of the Board

The Board of Directors is led by a non-executive and independent Lead Director, which contributes to the Board's ability to function independently of Management of the Corporation. Ms. Joanne Ferstman was appointed to act as the Lead Director and serve on the Board of Directors of the Corporation in April 2014. The position description of the Lead Director can be found on the Corporation's website at https://osiskogr.com/en/governance-2/positions-descriptions/.

Orientation and Continuing Education

To facilitate the orientation process of new directors and to provide easily accessible documentation to current directors, the Corporation has developed a Directors' Handbook. This reference guide provides information related to:

i. The Corporation and its activities;

ii. Structure of assets (royalties, streams and offtakes);

iii. Strategic plan;

iv. Corporate policies;

v. Information on the mining industry and royalty business;

vi. Site visits;

vii. Board and Committee Charters; and

viii. Information on directors and officers of the Corporation.

Throughout the year, the Board and Committee Members receive formal presentations by Management and external advisors, and are provided documentation from various advisors and consultants on various topics, including:

  Mineral royalty and streaming sector;
  Commodity prices;
  Capital markets
  Mining industry opportunities and risks;
  Current governance issues;
  Talent management;
  Economic forecasts;
  Mining company performance;
  Reports on the Corporation by investment dealer analysts;
  Feedback from institutional and retail Shareholders;
  New developments in financial accounting and reporting controls;
28	2023 Management Information Circular

  Financial reporting and risks; and
  Updates on political matters.

In 2022, the following training sessions were provided to all Directors by outside experts in the applicable fields at the following Board meetings:

Date	Topic
February 24, 2022:	Trends in Corporate Governance
May 12, 2022	Analysis view on capital markets (more specifically on the royalty sector)
November 9, 2022	Trends in the Royalty Sector

Furthermore, the Corporation is a corporate member of the Institute of Corporate Directors ("ICD") and each member of the Board of Directors receive educational material from the ICD and may attend their conferences. The fees for attending conferences and educational sessions are reimbursable by the Corporation.

Listed below are education events attended or presented by directors of the Corporation during the year:

Director	Month	Topic
John Baird:
Speaker	06/2022	Okanagan Peer to Peer Conference
Speaker	06/2022	Canadian Recycling Association Conference
Speaker	09/2022	Canadian Pacific Diversity and Inclusion Day Conference
Speaker	09/2022	Fidelity Connects for Fidelity Investments Conference
Joanne Ferstman:
Attendee	07/2022	Cybersecurity information session
Attendee	08/2022	Cybersecurity training session
Attendee	10/2022	Cybersecurity simulation session
Attendee	10/2022	ESG Board Education Seminar
Attendee	10/2022	ESG reporting - Review of financial metrics
Attendee	11/2022	ESG reporting - Auditor involvement
Attendee	06-12/2022	Duties for Whistle blower investigations
Attendee	01-12/2022	Cross boarder listings and SOX compliance
Edie Hofmeister:
Speaker	11/2022	International Bar Association
Pierre Labbé:
Attendee	06/2022	2022 Annual ESG Symposium
Attendee	08/2022	Webinar on Strategic Alignment
Attendee	08/2022	Webinar on Issues related to environmental, social and governance factors and eco-taxation
Attendee	08/2022	Fraud Risk Management Role
Attendee	08/2022	Webinar on Cybersecurity: Preventing Threats by understanding its role (Collège des administrateurs de sociétés)
Attendee	08/2022	Trends in Human Resources: Identifying concerns of the Board of Directors (Collège des administrateurs de sociétés)
Candace MacGibbon:
Attendee	03/2022	PDAC Conference
Sean Roosen:
Attendee	02/2022	BMO Conference
Attendee	02/2022	RBC Mining Star Conference
Attendee	03/2022	PDAC Conference
Sandeep Singh:
Speaker	01/2022	CIBC Conference
Speaker	01/2022	TD Conference
Speaker	02/2022	BMO Conference
Speaker	03/2022	PDAC Conference
Speaker	03/2022	Sidoti Winter Conference
Speaker	04/2022	John Tumazo's Conference
Speaker	04/2022	Canaccord Conference
Speaker	05/2022	Bank of America Conference
Speaker	06/2022	RBC Mining Conference
Speaker	07/2022	Rule Symposium Conference
Speaker	09/2022	Gold Forum Americas
Speaker	11/2022	RBC Senior Precious Metals Conference
Speaker	11/2022	NBF Precious Metals Conference
Speaker	11/2022	Scotia Conference

2023 Management Information Circular	29

Ms. Candace MacGibbon holds the ICD-D designation from the Institute of Corporate Directors (ICD) and recently received a Cybersecurity Certification from Cornell University. Mr. Krcmarov is enrolled in the ICD-Rotman Directors Education Program.

2022 Board and Committee Attendance Record

The table below reflects the record of attendance by directors at meetings of the Board of Directors and its standing Committees, as well as the total number of Board and Committee meetings held during the most recently completed financial year:

	ATTENDANCE - 2022 MEETINGS										TOTAL
Member	Board of Directors		Audit and Risk Committee		Human Resources Committee		Governance and Nomination Committee		Environmental and Sustainability Committee		Committees	Overall
	Number	%	Number	%	Number	%	Number	%	Number	%	Number and %	Number and %
BAIRD, John R.	12/12	100	n/a	n/a	n/a	n/a	4/4	100	2/2	100	6/6 100	12/12 100
FERSTMAN, Joanne	12/12	100	4/4	100	4/4	100	n/a	n/a	n/a	n/a	8/8 100	20/20 100
HOFMEISTER, Edie(1)	6/6	100	n/a	n/a	n/a	n/a	1/1	100	1/1	100	2/2 100	8/8 100
JOHN, W. Murray	12/12	100	n/a	n/a	n/a	n/a	4/4	100	2/2	100	6/6 100	18/18 100
KRCMAROV, Robert(2)	2/2	100	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	2/2 100
LABBÉ, Pierre(3)	11/12	92	3/4	75	4/4	100	3/3	100	-	-	10/11 91	21/23 91
MACGIBBON, Candace	11/12	92	4/4	100	4/4	100	n/a	n/a	n/a	n/a	8/8 100	19/20 95
PAGE, Charles E.	12/12	100	4/4	100	-	-	-	-	2/2	100	6/6 100	18/18 100
ROOSEN, Sean	12/12	100	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	12/12 100
SINGH, Sandeep	12/12	100	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	12/12 100
CURFMAN, Christopher C.(4)	5/6	83	n/a	n/a	3/3	100	3/3	100	n/a	n/a	6/6 100	11/12 92
TOTAL (%):	97		94		100		100		100		99	98

NOTES:

(1) Ms. Edie Hofmeister was elected Director at the annual meeting of shareholders held on May 12, 2022 and appointed to serve as a member of the Governance and Nomination Committee and the Environmental and Sustainability Committee.

(2) Mr. Robert Krcmarov was appointed to the Board of Directors on October 11, 2022.

(3) Mr. Pierre Labbé ceased to act as a member of the Governance and Nomination Committee following the annual meeting of shareholders held on May 12, 2022.

(4) Mr. Curfman did not stand for re-election in May 2022.

DIRECTOR COMPENSATION

Retainer, Attendance fees and Share-based Compensation

The Human Resources Committee (the "HR Committee") oversees non-executive directors' compensation and determines, from time to time, the respective value of the annual retainer and DSU grant to be made to non-executive directors and makes its recommendation to the Board of Directors.

An annual retainer and attendance fees for Board and Committee service are paid on a quarterly basis to non-executive directors only.

The Board of Directors makes fixed value DSU grants to non-executive directors. The Board of Directors adopted the DSU plan (the "DSU Plan"), which is further described below under the heading "Deferred Share Unit Plan", and elected to fix an annual value to such grant at $120,000 for the non-executive Board members and $150,000 for the lead director ("Lead Director"). Furthermore, each new non-executive director is granted an initial one-time grant having a value of $200,000. The Lead Director is granted an initial one-time grant having a value of $300,000. Such initial DSU grants (the "Initial DSU Grants") are consistent with the practice of welcoming new non-executive Board members by making an initial long-term incentive award. With respect to the annual grant of DSUs to a non-executive director in the year following the receipt of the Initial DSU Grant, such annual grant is pro-rated to take into account that the Initial DSU Grant shall cover an initial period of twelve (12) months.

30	2023 Management Information Circular

All annual and initial DSU grants, as well as annual retainers and attendance fees paid to non-executive directors are described below:

ANNUAL BASIC RETAINER — Board	RETAINERS AND FEES ($)
Non-executive director of the Board	40,000
Additional retainer allocated to the Lead Director of the Board	90,000
ANNUAL RETAINERS — Committees/Members and Chairs	($)
Chair of the Audit and Risk Committee	20,000
Chair of the HR Committees	20,000
Chair of all other Committees	15,000
Non-executive member of a Committee	5,000
PER MEETING FEES — Attendance/Travel	($)
Board and Committee Meeting Attendance Fees (in person or via conference call)	1,500
Special Committee Meeting Attendance Fees (in person or via conference call)	1,500
Board and Committee Meeting Per Diem Fee (payable to non-executive directors who are required to travel for at least four hours to attend a meeting)	1,000
DSUs — Initial and Annual ($ Value)	($)
Annual grant to the Lead Director of the Board(1)	150,000
Annual grant to a non-executive director of the Board(1)	120,000
Initial one-time grant to the Lead Director	300,000
Initial one-time grant to a new non-executive director	200,000

NOTE:

(1) With respect to the annual grant of DSUs to a non-executive director in the year following the receipt of the Initial DSU Grant, such annual grant is pro-rated to take into account that the Initial DSU Grant shall cover an initial period of twelve (12) months.

Director Compensation Table

The total value of retainers, attendance fees and share-based awards paid by the Corporation to non-executive directors in respect of meetings of the Board and its standing Committees during the most recently completed financial year was $1,854,434 as summarized in the following table:

Name(1)	Fees Earned ($)	Share-Based Awards ($)(2)	Option- Based Awards ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation(3) ($)	Total ($)
John R. Baird	88,500	120,000	-	-	-	-	208,500
Joanne Ferstman	175,621	150,000	-	-	-	-	325,621
Edie Hofmeister(4)	45,368	200,000	-	-	-	2,000	247,368
W. Murray John	87,000	120,000	-	-	-	-	207,000
Robert Krcmarov(5)	13,000	200,000	-	-	-	-	213,000
Pierre Labbé	99,813	120,000	-	-	-	-	219,813
Candace MacGibbon	80,000	120,000	-	-	-	-	200,000
Charles E. Page(6)	78,500	120,000	-	-	-	-	198,500
Christopher C. Curfman(7)	34,632	-	-	-	-	-	34,632

NOTES:
(1)	Mr. Sean Roosen, Executive Chair of the Board of the Corporation and Mr. Sandeep Singh, President and Chief Executive Officer of the Corporation, do not receive any compensation as directors of the Corporation. Mr. Roosen's and Mr. Singh's compensation is further disclosed in the Summary Compensation Table and elsewhere in this Circular.
(2)	Share-based awards in the form of Initial DSU Grants were made under the DSU Plan as fully described under the heading "Long-term Incentive Compensation". The value price of each DSU at the date of the annual grant, as per the terms of the DSU Plan, was $14.27 for all non-executive directors, except for Mr. Krcmarov for whom the value price of his initial grant was $17.22.
(3)	Directors traveling more than 4 hours to attend meetings are entitled to a $1,000 per diem. Mr. John did not travel to attend meetings in person in 2022 due to scheduling conflicts
(4)	Ms. Edie Hofmeister was elected to the Board of Directors at the annual meeting of shareholders held on May 12, 2022.
(5)	Mr. Robert Krcmarov was appointed to the Board of Directors on October 11, 2022.
(6)	Mr. Charles E. Page will not stand for re-election at the Meeting to be held on June 7, 2023.
(7)	Mr. Christopher C. Curfman did not stand for re-election in May 2022.

2023 Management Information Circular	31

The following table sets forth in detail each component of the total retainer, attendance fees and per diem paid to each non-executive directors during the financial year ended December 31, 2022:

Annual Retainer(1)(2)				Attendance Fees and Per Diem(3)
Name	Board Member ($)	Committee Member ($)	Committee Chair ($)	Board Meetings ($)	Committee Meetings ($)	Per Diem ($)	Total Fees ($)
John R. Baird	40,000	5,000	15,000	19,500	9,000	-	88,500
Joanne Ferstman	119,121	5,000	20,000	19,500	12,000	-	175,621
Edie Hofmeister(4)	25,495	6,374	-	10,500	3,000	2,000	47,368
W. Murray John	40,000	5,000	15,000	18,000	9,000	-	87,000
Robert Krcmarov(5)	10,000	-	-	3,000	-	-	13,000
Pierre Labbé	40,000	6,813	20,000	18,000	15,000	-	99,813
Candace MacGibbon	40,000	10,000	-	18,000	12,000	-	80,000
Charles E. Page(6)	40,000	10,000	-	19,500	9,000	-	78,500
Christopher C. Curfman(7)	14,505	3,626	-	7,500	9,000	-	34,632
TOTAL:	369,121	51,813	70,000	133,500	78,000	2,000	704,434

NOTES:
(1)	Mr. Sean Roosen, Executive Chair of the Board of the Corporation and Mr. Sandeep Singh, President and Chief Executive Officer of the Corporation, do not receive any compensation as directors of the Corporation. Mr. Roosen's and Mr. Singh's compensation is further disclosed in the Summary Compensation Table and elsewhere in this Circular.
(2)	Share-based awards in the form of Initial DSU Grants were made under the DSU Plan as fully described under the heading "Long-term Incentive Compensation". The value price of each DSU at the date of the annual grant, as per the terms of the DSU Plan, was $14.27 for all non-executive directors, except for Mr. Krcmarov for whom the value price of her initial grant was $17.22.
(3)	Directors traveling more than 4 hours to attend meetings are entitled to a $1,000 per diem; Mr. John did not travel to attend meetings in person in 2022 due to scheduling conflicts.
(4)	Ms. Edie Hofmeister was elected to the Board of Directors at the annual meeting of shareholders held on May 12, 2022, therefore, the retainer and attendance fee payments took effect upon her election.
(5)	Mr. Robert Krcmarov was appointed to the Board of Directors on October 11, 2022; the retainer and attendance fee payments took effect upon his appointment.
(6)	Mr. Charles E. Page will not stand for re-election at the Meeting to be held on June 7, 2023.
(7)	Mr. Christopher C. Curfman did not stand for re-election in May 2022.

Deferred Share Unit Plan

The Corporation's DSU Plan, which is in effect since the date of its assent, April 30, 2014, was adopted to enhance the Corporation's ability to attract and retain talented individuals to serve as members of the Board of Directors or as officers of the Corporation and its subsidiaries and to promote alignment of interests between such individuals and Shareholders of the Corporation.

The number of DSUs credited to a director's account is calculated on the basis of the closing price of the Common Shares of the Corporation traded on the TSX on the day prior to the date of grant. Additional DSUs will automatically be granted to each participant whenever dividends are paid on the Common Shares of the Corporation.

As at December 31, 2022, the aggregate value of DSUs held by the Corporation's non-executive directors was $6,579,016.

Outstanding Share-Based Awards and Option-Based Awards

The table below sets forth, for each non-executive director, information regarding share-based awards outstanding as at December 31, 2022. Non-Executive Directors are not entitled to option-based awards.

32	2023 Management Information Circular

Name(1)	Share-based awards			Option-based awards
	Number of shares or units of shares that have not vested(2) (#)	Market or payout value of share-based awards that have not vested(2) ($)	Market or payout value of vested share- based awards not paid out or distributed(2) ($)	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date (yyyy-mm-dd)	Value of unexercised in- the-money options ($)
John R. Baird	8,410	137,251	425,218	-	-	-	-
Joanne Ferstman	10,510	171,523	1,720,128	-	-	-	-
Edie Hofmeister(3)	14,020	228,806	-	-	-	-	-
W. Murray John	8,410	137,251	416,813	-	-	-	-
Robert Krcmarov(4)	11,620	189,638	-	-	-	-	-
Pierre Labbé	8,410	137,251	991,734	-	-	-	-
Candace MacGibbon	8,410	137,251	281,030	-	-	-	-
Charles E. Page(5)	8,410	137,251	1,147,296	-	-	-	-
Christopher C. Curfman(6)	-	-	416,160	-	-	-	-

NOTES:
(1)	Mr. Sean Roosen, Executive Chair of the Board of the Corporation (formerly Chair and Chief Executive Officer) and Mr. Sandeep Singh, President and Chief Executive Officer of the Corporation, do not receive any compensation as directors of the Corporation. Mr. Roosen's and Mr. Singh's compensation is further disclosed in the Summary Compensation Table and elsewhere in this Circular.
(2)	All DSUs granted by the Corporation in 2022 vest on the day prior to the next annual meeting of Shareholders following such grant (value calculated using $16.32, being the closing price of the Common Shares of the Corporation on the TSX on December 30, 2022.)
(3)	Ms. Edie Hofmeister was elected to the Board of Directors at the annual meeting of shareholders held on May 12, 2022.
(4)	Mr. Robert Krcmarov was appointed to the Board of Directors on October 11, 2022.
(5)	Mr. Charles E. Page will not stand for re-election at the Meeting to be held on June 7, 2023.
(6)	Mr. Christopher C. Curfman did not stand for re-election in May 2022. Accordingly, he was not a Non-Executive Director as at December 31, 2022.

Incentive Plan Awards - Value Vested or Earned during the Year

The following table discloses the aggregate dollar value that would have been realized during the year ended December 31, 2022 if the DSUs awards had been exercised on their respective vesting date and the aggregate value realized upon vesting of share-based awards.

Name	Option-Based Awards Value Vested during the Year ($)	Share-Based Awards (DSUs) Value Vested during the year(1)(2) ($)	Non-Equity Incentive Plan Compensation Value earned during the Year(3) ($)
John R. Baird	n/a	106,799	n/a
Joanne Ferstman	n/a	160,930	n/a
Edie Hofmeister(4)	n/a	n/a	n/a
W. Murray John	n/a	106,799	n/a
Robert Krcmarov(5)	n/a	n/a	n/a
Pierre Labbé	n/a	106,799	n/a
Candace MacGibbon	n/a	251,929	n/a
Charles E. Page(6)	n/a	106,799	n/a
Christopher C. Curfman(7)	n/a	106,799	n/a

NOTES:

(1) Unless otherwise decided by the Board of Directors, all DSUs granted by the Corporation vest on the day prior to the next annual meeting of Shareholders following such grant.

(2) The value of vested DSUs is based on the closing price of the Common Shares on the TSX one day prior to the annual meeting of shareholders held on May 12, 2022, being $14.63 multiplied by the number of DSUs vested in 2022.

(3) The Corporation's Non-Equity Incentive Plan Compensation does not apply to non-executive directors.

(4) Ms. Edie Hofmeister was elected to the Board of Directors following at the annual meeting of shareholders held on May 12, 2022.

(5) Mr. Robert Krcmarov was appointed to the Board of Directors on October 11, 2022.

(6) Mr. Charles E. Page will not stand for re-election at the Meeting to be held on June 7, 2023.

(7) Mr. Christopher Curfman did not stand for re-election in May 2022.

Settlement of DSUs

The Corporation settled 29,975 DSUs to a former Director by issuing an equivalent number of Common Shares of the Corporation, net of tax withholdings.

2023 Management Information Circular	33

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

To the Corporation's knowledge, no proposed director is, at the date of this Circular, has been, within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Corporation) that, (i) while the proposed director was acting in that capacity, was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, or (ii) after the proposed director ceased to act in that capacity but which resulted from an event that occurred while that person was acting in such capacity, was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days.

To the Corporation's knowledge, no proposed director is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, except for Mr. W. Murray John, who was a director of insolvent African Minerals Limited, a company who appointed Deloitte LLP as its administrator by order of the High Court of Justice, Chancery Division, Companies Court on March 26, 2015.

In addition, to the knowledge of the Corporation, no proposed director has, within 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his assets.

Furthermore, to the knowledge of the Corporation, no proposed director has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable Shareholder in deciding whether to vote for a proposed director.

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QUICK FACTS - EXECUTIVE COMPENSATION
EXECUTIVE COMPENSATION - GOVERNANCE	SAY ON PAY VOTE	Yes
	MODIFIED SINGLE TRIGGER CHANGE IN CONTROL	Yes
	CLAWBACK PROVISION	Yes
	BURN RATES	DSUs: 0.04% Options: 0.38% RSUs: 0.15%
	OVERHANG	Options: 4.09%
	DILUTION RATIO	Options:1.92%
	CAPS ON COMPENSATION	Non-equity compensation and performance RSUs are capped at 200%
	INDEPENDENT COMPENSATION ADVISORS	Yes
COMPENSATION COMPONENTS	CASH COMPONENTS	Base Salary Short-Term Incentive > 80% Team Approach > 20% Individual Performance
	EQUITY COMPONENTS: (DETERMINED BASED ON A FACTOR OF THE TARGET CASH COMPONENT)	Options 40% of target Long-Term Incentive > Vesting over 3 years (1/3 at each anniversary of grant) > 5-year term (maturity)
RSUs 60% of target Long-Term Incentive > 50% Time-based (3-year vesting) > 50% Performance-based (3-year vesting)
CEO COMPENSATION EARNED IN 2022	BASE SALARY	$650,000
	SHORT-TERM INCENTIVE	$672,750
	LONG-TERM INCENTIVE - OPTIONS	$780,000
	LONG-TERM INCENTIVE - RSUs	$1,179,000
SECURITIES OWNERSHIP GUIDELINES	BOARD	3 Times the Annual Basic retainer and DSUs
EXECUTIVES:
	> Executive Chair:	3 Times Annual Base Salary (currently reaches over 38 times the annual base salary)
	> President and Chief Executive Officer:	5 Times Annual Base Salary (currently reaches over 12 times the annual base salary)
	> Vice President, Finance and Chief Financial Officer:	3 Times Annual Base Salary (currently reaches over 7 times the annual base salary)
	> Vice-President, Legal Affairs and Corporate Secretary	3 Times Annual Base Salary (currently reaches over 11 times the annual base salary)

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STATEMENT OF EXECUTIVE COMPENSATION

Compensation Governance

The Board of Directors of Osisko is responsible for establishing and administrating a compensation program for the executive team of the Corporation. The Board of Directors has delegated the oversight of the compensation program and human resources matters to the HR Committee, which is composed entirely of independent directors.

The HR Committee has the responsibility to ensure that the Corporation attracts and retains a senior leadership team that will develop and execute a strategic plan, with a view to deliver superior value over the long-term to the Corporation's Shareholders and other stakeholders. In carrying out its duties, the HR Committee consults the Executive Chair, the President and Chief Executive Officer, the Vice President, Finance and Chief Financial Officer and the Vice President, Legal Affairs and Corporate Secretary.  The HR Committee may also hire and retain, from time to time, the services of external consultants, at its discretion. The HR Committee also reviews various senior management development programs, as well as a succession plan for key positions.

The Corporation also engages with Shareholders with respect to compensation matters in addition to submitting to its Shareholders annually an advisory resolution on Osisko's approach to executive compensation.  The HR Committee assesses the compensation structure on an annual basis to ensure that it is aligned with Shareholders' interests.

Composition of the Human Resources Committee

The HR Committee is currently comprised of the following three directors: Mr. Pierre Labbé (Chair), Ms. Joanne Ferstman and Ms. Candace MacGibbon, all of whom are independent as defined under Regulation 52-110.

Relevant Education and Experience of Members of the HR Committee

The Board recognizes the importance of appointing independent, knowledgeable and experienced members to the HR Committee, who have the necessary background in executive compensation and risk management to fulfill the HR Committee's duties and responsibilities. All members of the HR Committee have extensive experience as described in the directors' biographies outlined previously. Specifically, they bring the following experience and skills set to the HR Committee:

Mr. Pierre Labbé is Executive Vice-President, Finance of Fonds QScale S.E.C. since April 1st, 2022, a fast-growing company recognized for its innovative concept of eco-responsible computing centers.  Over the years, Mr. Labbé has held senior positions in a number of industries that allowed him to acquire knowledge and experience in relation to human resource matters, including on compensation matters.  In addition, Mr. Labbé holds a Bachelor's Degree in Business Administration and a license in accounting from Université Laval, Québec City.  He is a member of Ordre des comptables professionnels agréés du Québec, the Chartered Professional Accountants of Canada and the Institute of Corporate Directors.

Mr. Labbé joined the board of directors of the Corporation in 2015 and became member of the HR Committee in June 2020 and was appointed Chair of the HR Committee on May 12, 2021.

Pierre Labbé

Ms. Ferstman's experience includes the development, implementation and maintenance of compensation programs in the financial industry and in an entrepreneurial environment as well as the negotiation of executive employment. Ms. Ferstman holds a Bachelor of Commerce and a Graduate degree in Public Accountancy from McGill University and is a Chartered Professional Accountant.  As a professional accountant, Ms. Ferstman also has experience in risk management with respect to compensation management. She is Chair of the Corporation's Audit and Risk Committee and has many years of experience as chair and member of Human Resources/Compensation Committees of other public companies. She meets regularly with external compensation consultants and is up to date on compensation trends and philosophies.

Notwithstanding the designation of the HR Committee throughout the years, Ms. Ferstman has been a member since June 2014.

Joanne Ferstman

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Candace MacGibbon

Ms. Candace MacGibbon has over 25 years of experience in the mining sector and capital markets.  Through her senior positions in the mining industry and more recently as Chief Executive Officer of INV Metals Inc., a Canadian mineral resource company focused on the development and exploration of the Loma Larga gold property in Ecuador, she managed and motivated her executive team in a complex, foreign and challenging environment. Ms. MacGibbon is a chartered professional accountant she holds a Bachelor of Arts - Economics from the University of Western Ontario and a Diploma in Accounting from Wilfrid Laurier University. She is a member of the Institute of Corporate Directors.

Ms. MacGibbon was appointed to the HR Committee in May 2021 and her management experience as well as her expertise is a valuable addition to the HR Committee.

Over the years, the Corporation has developed a number of features in connection with its compensation program aiming at mitigating risks taking, promoting pay-for-performance, ensuring an effective oversight by the HR Committee, ensuring that the Board and Management's interest are aligned with those of the Shareholders and attracting and retaining key employees.  The table below provides a summary of such features.

The Corporation's Undertakings	Risk Mitigation	Pay for performance	Shareholder Alignment	Attract and retain
❖ Maintain a pay-for-performance philosophy in which meaningful executive compensation is at risk and is based on performance against pre-defined objectives that reflect our strategy		✓	✓	✓
❖ Incorporate long term view in all investment decision-making processes and ensure our compensation plan does not encourage inappropriate risk-taking	✓		✓
❖ Policy on recovery of incentive compensation provides for the reimbursement of the annual incentive compensation (bonuses awarded) and, as applicable the long-term incentive compensation in cases where, among others, an executive officer is involved in gross negligence, intentional misconduct or fraud that caused or partially resulted in a restatement, misstatement or overstatement	✓		✓
❖ Maintain an HR Committee of independent Directors who have the competencies, knowledge and experience to carry out their responsibilities; the HR Committee may retain an independent advisor	✓
❖ 50% of the RSUs are performance-based and settled in Common Shares of the Corporation on the third anniversary of the grant	✓	✓	✓	✓
❖ 50% of the RSUs are time-based and settled in Common Shares of the Corporation on the third anniversary of the grant	✓		✓	✓
❖ All Named-Executives participate in the Employee Share Purchase Plan (the Corporation credits an amount equal to 60% of their contribution (up to a maximum of $9,000 per year)			✓	✓
❖ Corporate objectives are determined for the short-term and long-term awards	✓	✓	✓
❖ Benchmarking executive cash compensation and share-based compensation against peers comparable to the Corporation				✓
❖ Maintain Anti-Bribery, Anti-Corruption and Anti-Money Laundering Policy, Code of Ethics, Whistleblowing Policy, Human Rights Policy, Conflict of Interest and Related Party Transaction Policy to protect the Corporation's assets and conforming to the Corporation's principles and act in the outmost respect in all business affairs	✓

2023 Management Information Circular	37

The Corporation's Undertakings	Risk Mitigation	Pay for performance	Shareholder Alignment	Attract and retain
❖ Hedging is prohibited for all Directors and officers of the Corporation	✓		✓
❖ Restrict insiders and others who have access to material undisclosed information from trading in the Corporation's securities during blackout periods as provided under our Securities Trading Policy. Directors, officers and employees are required to pre-clear transactions before carrying out a trade in the securities of the Corporation	✓
❖ Directors and officers are subject to the Corporation's Securities Ownership Guidelines (ranging from 2.0 to 5.0 times the level of relevant compensation)	✓		✓
❖ No payout of incentive award when performance is below minimum threshold (payout ranges 0% to 200%)		✓	✓
❖ No guaranteed increases in compensation in employment agreements		✓
❖ No repricing, backdating or changes of stock options or other long-term incentive awards			✓

Work Performed by the Human Resources Committee

The following summarizes the work highlights performed by the HR Committee between January 2022 and March 2023:

Compensation, Governance and Administrative Matters

The HR Committee reviewed:

  the organizational structure of the Corporation, including the hiring of executives as well as the Corporation's compensation philosophy, remuneration practices and governance related thereto; and monitored development in talent management;
  the achievement of the short and long-term objectives previously approved, including a specific assessment of the performance of the Executive Chair and President and Chief Executive Officer and provided its payout recommendations to the Board of Directors;
  the proposed 2022 annual incentive objectives and the 2022-2024 long-term objectives, as well as the concurrent long-term grants (options and RSUs) and provided its recommendations to the Board of Directors;
  a number of policies including the policy on the prevention of psychological and sexual harassment in the workplace and the handling of complaints and the policy on recovery of incentive compensation;
  the Corporation's four equity plans and recommended to the Board of Directors the approval of the 2022 annual grants of DSUs to non-executive directors;
  the Charter of the HR Committee and approved the Annual Work Program;
  the compensation disclosure contained in the Circular and provided its approval recommendations to the Board of Directors; and
  the 2022 voting results for the advisory resolution on executive compensation ("Say-on-Pay").

The HR Committee retained the services of Hugessen Consulting Inc. ("Hugessen") to assist in reviewing the compensation of the President and Chief Executive Officer and Vice President Finance and Chief Financial Officer and in determining the Corporate Objectives under the 2022 Short-term incentive program and the 2022 Long-Term Incentive Program.

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Succession Planning

The Committee regularly meets with Management of the Corporation. During these meetings, the members of the HR Committee have the opportunity to evaluate potential successors to senior Management. In addition, the HR Committee monitors training and development programs of Management.  The Corporation has a succession planning program to ensure the development of talent for future roles and to be ready for unplanned departures and position vacancies. The Board of Directors is supported in this function by the HR Committee, which makes recommendations on the appointment, assessment, compensation and termination (as applicable) of the Executive Chair, the President and Chief Executive Officer and other senior executives.  The HR Committee, with the assistance of Management, advises the Board on the Corporation's succession planning program, including the appointment, development and monitoring of senior executives. Each year, the Management team reviews the succession planning program and prepares a succession plan report covering a number of critical positions, including the Executive Chair, the President and Chief Executive Officer and other senior executives. For each critical position, candidates are identified and assessed as to their ability to fill such position in the short- to long-term. Individualized development plans to prepare such candidates may include leadership training, mentoring and other special programs. The annual succession plan report is presented to the HR Committee for review, analysis, discussion and reporting to the Board of Directors.

COMPENSATION DISCUSSION AND ANALYSIS

The compensation philosophy of the Corporation is based on providing a competitive base salary, along with short and long-term incentives that payout on the achievements of key performance and strategic goals, which will create value for Shareholders and other stakeholders over the long-term.

On September 30, 2022, following certain changes made to the Corporation's investment agreement with Osisko Development, and based on other facts and circumstances, the Corporation ceased to consolidate Osisko Development as it was determined that the Corporation was no longer in a position of control over Osisko Development.  As of the date hereof, the Corporation holds an interest of 39.9% in Osisko Development and is no longer a subsidiary of the Corporation.

Based on the foregoing, for purposes of this Circular, named executives ("Named Executives") of the Corporation means, at any time during the most recently completed financial year:

(i) The Corporation's President and Chief Executive Officer (the "President and CEO");

(ii) The Corporation's Chief Financial Officer and Vice President, Finance (the "CFO"); and

(iii) The three (3) most highly compensated executive officers of the Corporation, including its subsidiaries, other than the CEO and CFO at the end of the most recently completed financial year whose total compensation was more than $150,000 for that financial year.

Accordingly, during the Corporation's fiscal year ended December 31, 2022, the following individuals were Named Executives of the Corporation and its wholly-owned subsidiary Osisko Bermuda Limited ("OBL"):

- Sean Roosen, Executive Chair of Osisko

- Sandeep Singh, President and CEO of Osisko

- Frédéric Ruel, CFO of Osisko

- Andre Le Bel, Vice President Legal Affairs and Corporate Secretary of Osisko (the "VP Legal")

- Michael Spencer, Managing Director of OBL (the "OBL Named Executive")

In establishing the compensation programs for Messrs. Roosen, Singh, Ruel and Le Bel (the "OR Named Executives"), the HR Committee monitors compensation trends within the mining industry and seeks input from external advisors as required and may also conduct comparative studies. The HR Committee also monitors Shareholders' feedback on compensation, including the results of the annual advisory vote on compensation received from Shareholders.  One of the key responsibilities of the HR Committee is to ensure that such compensation will allow the Corporation to attract and retain senior individuals to develop and execute the strategic plan of the Corporation to maximize Shareholder value.

The HR Committee monitors and reviews the inherent risks related to the compensation program.  To date, the Corporation has generally been able to attract and retain Management talent to develop and execute its value creation plan.

2023 Management Information Circular	39

Since 2014, the Corporation has been advocating exclusively for a team approach for the short and long-term incentive compensation of the OR Named Executives given the small size of the team and the transactional nature of the Corporation's business model.  In 2022, the HR Committee approved the introduction of an individual component that accounts for 20% of the short-term incentive compensation.  Based on the recommendation of the HR Committee, the Board of Directors approves the corporate objectives for OR Named Executives of the Corporation and mandated the President and CEO to establish individual objectives for the OR Named Executives.

OBL:

Given the size of OBL, it does not have a human resource committee; all matters relating to the company are managed by the OBL board of directors.  The OBL board approves all hiring and compensation matters.

Independent Compensation Consultants

The HR Committee receives detailed compensation analysis from Management on various companies from the mining sector to ensure the continued market competitiveness of the compensation of the OR Named Executives. In 2022, the HR Committee mandated Hugessen to conduct a review and analysis of the President and CEO and the CFO's compensation. Hugessen also assisted the HR Committee in reviewing the short and long-term objectives proposed by management in connection with the annual incentive and long-term compensation.

2022 Compensation Advisory Fees

The following table summarizes compensation consultant advisory fees related to OR Named Executives incurred by the Corporation in 2022 and in 2021:

	Fees incurred in 2022	Fees incurred in 2021
Hugessen Consulting Inc. Compensation consulting services	$95,188	$32,350

Compensation Comparator Group

To support the members of the HR Committee in conducting a review of the President and CEO and CFO compensation, Hugessen reviewed the Corporation's compensation peer group in light of the deconsolidation of Osisko Development and the complete spin-out of mining assets and, as such, the shifting of the responsibility and oversight of the President and CEO and the CFO.

Outlined below are the nine publicly-traded Canadian companies that comprise the 2022 peer group ("2022 Peer Group"). The peers were selected based on criteria that included company size (market capitalisation), industry (mining / mining royalty business), the total enterprise value, the total assets value and the revenues.  The Corporation remains approximately at median across the sizing metrics (market capitalisation, total enterprise value and total assets value).

Company	Industry	Head Office	Market Cap (in $ M)(1)
Alamos Gold Inc.	Mining Operator	Canada	4,072
Eldorado Gold Corporation	Mining Operator	Canada	2,583
Lundin Gold Inc.	Mining Operator	Canada	2,532
Maverix Metals Inc.	Mining Royalty	Canada	893
PrairiesSky Royalty Ltd.	Oil and Gas Royalty	Canada	4,177
Pretium Resources Inc.	Mining Operator	Canada	3,541
Royal Gold, Inc.	Mining Royalty	U.S.A.	11,658
Sandstorm Gold Ltd.	Mining Royalty	Canada	1,933
Triple Flag Precious Metals Corp.	Mining Royalty	Canada	2,808
Peer Group Median	n/a	n/a	2,808
Osisko Gold Royalties Ltd	Mining Royalty	Canada	2,728
NOTE: (1) As at March 31, 2022 (in CAD).

40	2023 Management Information Circular

Compensation Policy

Osisko and OBL:

As is typical in the mining industry, the Corporation's executive compensation policy is comprised of a combination of cash, stock option grants and RSU grants to OR Named Executives and OBL Named Executive.

Direct Payout for Execution of Strategic Plan

Components of the Compensation Program

The combination of base salaries, annual incentive, option grants and RSU grants (which are full value shares, payable in cash or in Common Shares, at the Corporation's discretion, as at the end of the three-year vesting period), is intended to ensure alignment of the interest of the executive team with that of Shareholders of the Corporation by focusing on long-term growth and to attract and retain talent in a competitive employment market. Grants of options and RSUs to OR Named Executives and OBL Named Executive are made on an annual basis, at a moment deemed appropriate by the HR Committee (or, in case of the OBL Named Executive, by the OBL board of directors). Annual incentive, option grants and RSU grants (timed-based and performance-based) represent the value at risk portion of the total compensation of each OR Named Executive and OBL Named Executive.

One third of each option granted vests on each of the first three anniversaries of such grant, unless otherwise decided by the HR Committee (or, in case of the OBL Named Executive, by the OBL board of directors), as provided for in the Stock Option Plan. RSU grants are generally subject to the following vesting terms: one half (1/2) is time-based and vests on the third anniversary of such grant while the remaining half (1/2) performance RSUs, which also vest on the third anniversary of such grant, is subject to the achievement of approved long-term objectives over a three-year period (as more thoroughly described below under the heading "Long-Term Incentive Compensation"). The HR Committee considers that such performance criteria improve the alignment of grant recipients with the Corporation's Shareholders' interests and further promotes value creation.

Options and RSUs also enable the Corporation to balance the ratio of long-term to short-term compensation to levels commensurate with mining industry and mining royalty companies and to enhance OR Named Executives' and OBL Named Executive's alignment with value creation for the Corporation's Shareholders. The Stock Option Plan, RSU Plan and the DSU Plan are further described under the heading "Long-Term Incentive Compensation" below.

2023 Management Information Circular	41

Pay Mix

Osisko and OBL:

Following are the targets for each of the four components of the compensation of the OR Named Executives and OBL Named Executive in comparison to the actual compensation they received for 2022:

NOTE:

(1) The OBL Named Executive, as an expatriate, is entitled to a cost of living subsidy equal to approximately $187,481 (US$144,072) as further discussed under the heading Base Salary.

Management of Compensation Risks

The HR Committee structures the components of the compensation program to generate adequate incentives to increase Shareholder value in the long-term while maintaining a balance to limit excessive risk taking.

As part of measures in place to mitigate risk related to compensation structure, the HR Committee establishes the total compensation of the OR Named Executives based on a balanced approach between fixed and variable compensation components. The use of multiple components limits the risks associated with having the focus on one specific component and provides flexibility to compensate short to medium term goals and long-term objectives to maximize Shareholder value.

The fixed component of the OR Named Executives' compensation is essentially composed of the base salary, which represented between 19% and 23% of their total compensation in 2022. The components forming the remaining 77% to 81% represent the "value at risk" and aim to focus on the achievement of short to long-term objectives and are composed of an annual incentive (100% performance-based on a yearly basis) and annual grants of RSUs (one half of which is performance-based over a 3-year period) and options.

The long-term compensation comprises RSUs and options. The HR Committee believes that its granting and vesting practices provide sufficient incentives to motivate the OR Named Executives in the long-term to increase the overall value of the Corporation and thereby provide an adequate alignment of their interest with those of the Shareholders.

Options granted annually vest over a three-year period and have a five-year term. The HR Committee considers that these characteristics provide sufficient incentives to motivate the OR Named Executives in the long-term to increase the overall value of the Corporation.  Notwithstanding the foregoing, because of the nature of an option, market volatility may result in financial benefit, which may not be strictly related to the performance of the Corporation.  In assessing the component and respective proportion of the elements forming part of the long-term compensation components, the HR Committee has established options at 40% of the long-term incentive and 60% for RSUs (half performance-based) to ensure that interests of the OR Named Executives are aligned with those of the Shareholders.

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Within the scope of ensuring best practices, the HR Committee adopted formal securities ownership guidelines in 2015, which were amended in November 2022 to further align the long-term interests of the OR Named Executives to those of the Shareholders.  The level of ownership has been increased for Directors, OR Named Executives and other officers.

Additional information on the securities ownership guidelines is provided under the heading "Securities Ownership".

In the annual review of risks, presented to the Corporation's Audit and Risk Committee, none were related to compensation. As Ms. Joanne Ferstman, Ms. Candace MacGibbon and Mr. Pierre Labbé are members of the Audit and Risk Committee and of the HR Committee, they bring their knowledge, experience and insight on risk issues to the HR Committee. In case that a human resources or management compensation related risk be identified, such risk(s) would be disclosed to the HR Committee which is responsible to follow-up on the implementation of the associated recommendations.  The HR Committee would then report the implementation results back to the Board of Directors.

Based on the review performed in the last financial year, no risks associated with the Corporation's compensation policies and practices that are likely to have a material adverse effect on the Corporation were identified. The HR Committee considers that the compensation mix, procedures, policies and guidelines currently in place to mitigate key risks relating to compensation are adequately managed and do not encourage excessive risk taking that would likely have a material adverse effect on the Corporation. The HR Committee will continue to monitor and review the Corporation's compensation policies and practices annually to ensure that no component of the Named Executives' compensation includes risk taking.

The compensation components are detailed below. The Corporation has not adopted any retirement plan or pension plan for its directors and officers.

OBL:

As part of measures in place to mitigate risk related to compensation structure, the OBL board of directors establishes the total compensation of the OBL Named Executive based on a balanced approach between fixed and variable compensation components.  Because of the similarities between the compensation program of OBL and that of the Corporation, the Corporation considers that the OBL compensation program does not generate excessive risk taking.

Base Salary

The base salary is the only fixed component of the compensation of the OR Named Executives. The Corporation's policy is to establish base salaries for executive officers that are competitive with relevant salaries paid to executive officers of a comparator group, while recognizing executive officers' experience, competencies and track record of accomplishments and generally preserving a "team approach" toward remuneration. Salary levels therefore reflect the overall corporate performance of the Corporation, comparative market data and individual performance. The salaries of the OR Named Executives are reviewed and, as applicable, adjusted yearly by the HR Committee considering the overall corporate performance of the OR Named Executives team, the comparator group metrics, and, as applicable, general market conditions and other relevant sources of information.

In February 2022, the HR Committee retained the services of Hugessen to review the competitiveness of compensation levels for the President and CEO and the CFO of the Corporation.  As part of its review, Hugessen took into account the completed spin-out of certain mining assets to Osisko Development as well as the new responsibilities and oversight of the Corporation's executive team.  In May 2022, further to the recommendations of the HR Committee, the Board approved an increase in the base salary and long-term incentive targets for both the President and CEO and CFO totalling between 13.3% and 14.0%. The respective base salary of the President and CEO and CFO now totals between 20% and 23% of their total compensation which is consistent with the Corporation's target aiming at establishing the fixed component of their compensation at approximately 25% of their total compensation.

2023 Management Information Circular	43

The HR Committee and the Board consider that the adjusted salaries are aligned with the current market and reflect the President and CEO's and CFO's scope and responsibilities associated with their role in the Corporation's evolution.

For 2022, except for Mr. Roosen who is the Chair and Chief Executive of Osisko Development (and is accordingly paid by Osisko Development for these duties) and the Chair and Chief Executive of Osisko Green Acquisition Limited (no salary paid) and for Mr. Le Bel who also held executive positions with Falco Resources Ltd. until June 30, 2022 and with Osisko Development until December 31, 2022 (and for which the Corporation charged back his compensation to said companies), no OR Named Executive nor the OBL Named Executive assumed any executive role in any associate company.

OBL:

The base salary on the OBL Named Executive is established and paid in US dollars. It is the only fixed component of the compensation of the OBL Named Executive and it is established by the OBL board of directors with a view to be competitive, taking into consideration the executive officer's experience, competencies and track record of accomplishments. The salary of the OBL Named Executive is reviewed and, as applicable, adjusted yearly by the board of directors of OBL, taking into account the overall corporate performance of OBL and a variety of other factors including benchmarking against other entities (including the Corporation), general market conditions and other relevant sources of information.

There was a salary increase for the OBL Named Executive in 2022.

In addition to his base salary, the OBL Named Executive is entitled to:

- an annual cost of living subsidy (the "COL Subsidy") equal to approximately $187,481 plus 20% of the OBL Named Executive's total cash compensation. Payment of the COL Subsidy shall be made periodically as per the residential lease agreement of the OBL Named Executive.

Annual Incentive Compensation

The HR Committee believes that long-term growth of value for Shareholders is derived from the execution of short- and long-term approved strategic initiatives.

The annual incentive program for the OR Named Executives is 80% based on their performance as a team against corporate objectives approved by the Board of Directors. Bonuses are paid in full following awards approved by the Board of Directors, based on the recommendation of the HR Committee. The target for the total annual incentive compensation for OR Named Executives has been contractually established at 100% of their respective base salary.  However, payment under the 2022 annual incentive compensation could range from 0% to a maximum of 200% of target, depending on the assessment of the achievement as determined by the Board of Directors. For greater clarity, annual incentive compensation does not represent a guaranteed compensation for the OR Named Executives as the determination of the performance relating to such compensation remains the sole prerogative of the Board of Directors who can decide not to pay any bonus to any OR Named Executive.

As part of its duties and responsibilities and in conjunction with year-end assessments, the HR Committee reviews the realization of the Corporation's objectives and meet with Management to discuss and consider each element contained in the corporate objectives. The HR Committee also meets in camera to discuss this matter.

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The Corporation's 2022 short-term key objectives (the "2022 Key Objectives") consist of elements included in the following five main criteria, which are either quantitatively assessed or have meaningful objective criteria reviewed by the HR Committee, as well as the individual component:

The following is a summary of achievements in respect of the 2022 Key Objectives, with further details provided in the table that follows.

1. Relative Performance

In 2022, the Corporation's share price increased by 9.2%, while its Performance Index median (composed of 8 royalty companies, the S&P Global Gold Index, gold price and silver price) increased by 2.5%.  The performance was assessed at "above target" level (i.e. 144% of the target).

2. Growth

This criteria was focused on adding near-term growth. While the Corporation concluded four important transactions in 2022, a number of these were in the development phase and the largest producing transaction will close in 2023.  The HR Committee nonetheless considered the quality and impact of these transactions and assessed the performance "below 50% threshold". (i.e. 33.3% of the target).

3. Financial

(a) Management of G&A per gold equivalent ounces ("GEOs")

For the cost metric, the objective was to manage the G&A cost per GEO delivered as a measure of the scalability of the Corporation's business.  In 2022, these costs remained generally equivalent to the 2021 cost despite a high inflation environment and, accordingly, the performance of the Corporation was "at target" level (i.e. 100% of the target).

(b) Balance Sheet

The 2022 objective was to strengthen the balance sheet by reducing the net debt as well as managing the debt ratio and obligations.  The net debt was materially reduced by more than $250 million as of December 31, 2022.  The credit facility was amended in 2022 to increase the accordion and to extend the maturity of the facility by one year.  The $300 million debenture maturing on December 31, 2022 were repaid using a combination of the credit facility (50%) and cash balance (50%).  This target was achieved at the "maximum threshold" level (i.e. 200% of the target).

2023 Management Information Circular	45

4. Portfolio Management

The portfolio management objective was to manage and maximize the value of existing underperforming assets.  Good progress was made in relation to finding partners to restart construction of the Amulsar project.  The payment of the Renard diamond stream resumed in the second quarter of 2022, the working capital facility provided to the operator was fully repaid and costs are under control while diamond prices have stabilized.  Despite the fact that there was no monetization of the Corporation's equity book in 2022, the financial disclosure of the Corporation was simplified following the deconsolidation of Osisko Development, which was effective September 30, 2022; the value of the investment in Osisko Development however decreased in 2022. The HR Committee assessed the performance "below target". (i.e. 50% of the target).

5. Environment, Sustainability and Governance ("ESG")

The Corporation released its 2021 ESG report in April 2022 and undertook to continue to improve its ESG related disclosure and communication with shareholders and stakeholders. The Corporation also improved its Sustainalytics ESG rating and maintained its MSCI ESG "A" rating.

The Corporation took up its 20% participation right in Carbon Streaming Corporation's Magdalena Bay Blue carbon project, expected to be one of the largest blue carbon conservation projects in the world; the Corporation funded US$1.2 million towards the development of the project and will receive a stream of approximately 40,000 carbon credits annually or 4% of annual production.

The ESG target was assessed at "target" (i.e. 100% of the target).

Assessment of 2022 Key Objectives by the HR Committee

The 2022 Key Objectives were approved by the Board of Directors, upon recommendation of the HR Committee. Such objectives could result in payment ranging from 0% to a maximum of 200%, depending on the assessment of the achievement of approved objectives by the Management team. The HR Committee reviewed Management's assessment of the 2022 achievements against the Corporation's objectives (Management's proposed payout had also been discussed between Management and Hugessen to ensure its appropriateness), discussed with Management and Hugessen and thereafter, the HR Committee met in camera to discuss and consider the collective and individual payout under the short-term incentive program.

The HR Committee provided its recommendation to the Board, which also deliberated with the presence of senior members of Management and approved the following assessment of the 2022 Key Objectives set forth below:

2022 Corporate Objectives	Target	Achievement
1. PERFORMANCE: Relative TSR versus Performance Index	20%	29.0%
2. GROWTH: Addition of quality, steady state, near-term GEOs	15%	6.5%
3. FINANCIAL: (a) Cost: Manage G&A per GEO ounces produced as a measure of scalability of business	10%	10.0%
(b) Balance Sheet: Strengthen balance sheet by reducing net debt, manage debt ratios and debt obligations	10%	20.0%
4. PORTFOLIO MANAGEMENT: Manage existing assets and progress on other assets	10%	5.0%
5. ESG: Ongoing ESG engagement, reporting and maintaining ESG Rating	15%	15.0%
	80%	85.5%

46	2023 Management Information Circular

The HR Committee also received management's recommendation relating to the individual performance of the OR Named Executive.  Mr. Ruel and Le Bel were assessed on their leadership role within the Corporation and also considered their support to corporate development and financing activities.  In assessing the performance of the Executive Chair and the President and CEO's performances, the HR Committee considered their ability to foster an environment of collaboration and teamwork, exhibiting leadership behaviors consistent with the organization's core vision and values. Further to the HR Committee's recommendation, the Board reviewed and discussed the recommendation of the HR Committee for the OR Named Executives and approved the following assessment and payment of the annual incentive award to the OR Named Executives, for the financial year ended December 31, 2022:

OR Named Executives	Target	Achievement
Sean Roosen, Executive Chair of the Board	20%	18%
Sandeep Singh, President and CEO	20%	18%
Frédéric Ruel, CFO	20%	18%
Andre Le Bel, VP, Legal	20%	17%

OR Named Executives	Value of the 2022 Annual Incentive Award ($)	Value of the 2021 Annual Incentive Award ($)
Sean Roosen, Executive Chair of the Board	414,000	410,000
Sandeep Singh, President and CEO	672,750	615,000
Frédéric Ruel, CFO	310,500	281,900
Andre Le Bel, VP, Legal	284,588(1)	283,025(2)

NOTES:
(1) While Mr. André Le Bel's annual incentive award is $325,950, a portion of this amount was charged back by the Corporation to Falco Resources Ltd. (January 1st, 2022 to June 30th, 2022) and Osisko Development (October 1st, 2022 to December 31st, 2022), both of which are associate companies, for his services.  Accordingly, the amounts shown herein denote the actual amounts assumed by the Corporation in this respect.

(2) Mr. Le Bel's 2021 annual incentive award was $326,000, a portion of this amount was charged back by the Corporation to Falco Resources Ltd. for his services as an executive officer of the company.  Accordingly, the amounts shown herein denote the actual amounts assumed by the Corporation in this respect.

OBL:

Given the size of OBL, it does not have a human resource committee; all matters relating to the company are managed by the OBL board of directors.  The board of directors of OBL approves the corporate objectives and monitors and assesses the achievement thereof through the year and at year-end. Such objectives include the following metrics: growth, portfolio management, corporate and operational efficiency, corporate responsibility and return on equity.

For 2022, the OBL board of directors concluded, after assessment of achievements made by the company, that such objective had been achieved at a rate of 105%.  The OBL board of directors approved the following payment of the annual incentive award to the OBL Named Executive, for the financial year ended December 31, 2022:

Named Executives	Value of the 2022 Annual Incentive Award ($)	Value of the 2021 Annual Incentive Award ($)
Michael Spencer, Managing Director	232,152	205,574

Long-term Incentive Compensation

Osisko and OBL:

The Corporation's long-term compensation program ensures the alignment of the OR Named Executives and the OBL Named Executive with Shareholders and other stakeholders in the value creation process. The long-term incentive compensation provides an effective retention measure for key senior executives. The establishment of a balance between short- and long-term incentive compensation is essential for the Corporation's sustained performance, including its ability to attract, motivate and retain a pool of talented executives in a very competitive employment market. To achieve this balance and to complement the existing Stock Option Plan, the Corporation adopted an Employee Share Purchase Plan and a RSU Plan.

2023 Management Information Circular	47

The targeted quantum of the long-term component of the OR Named Executives' and OBL Named Executive compensation as a percentage of their total compensation is identified below, however such percentage remains subject to a review by the HR Committee and, as applicable, the board of directors of OBL:

Named Executives	Targeted Percentage of the long-term component of Named Executives' compensation over their total compensation
Sean Roosen, Executive Chair	60%
Sandeep Singh, President and CEO	60%
Frédéric Ruel, CFO	54%
André Le Bel, VP, Legal	54%
Michael Spencer, Managing Director, OBL	50%

The Stock Option Plan, the Employee Share Purchase Plan, the RSU Plan and the DSU Plan are hereinafter collectively referred to as "Osisko's Long-Term Incentive Plans".

The HR Committee manages Osisko's Long-Term Incentive Plans with full authority. The HR Committee considers ad hoc and annual grants of options, RSUs and DSUs based on recommendations made by the Executive Chair of the Board and the President and CEO from time to time, for participants other than themselves. The HR Committee, in turn, considers such recommendations and, as appropriate, makes recommendations to the Board of Directors, including any awards to the Executive Chair of the Board and the President and CEO. In reviewing Management's recommendation relating to grants under the Long-Term Incentive Plans, the HR Committee and the Board of Directors may take into account past grants, in consideration for assuming an executive role. In the case of grants to the OBL Named Executive, the HR Committee and the Board of Directors act on the recommendation for the OBL board of directors.

Options

In 2020, the Shareholders of the Corporation re-confirmed the Stock Option Plan, which was initially approved in 2014, allowing for the grant of options to officers and employees of the Corporation and its subsidiaries, designated by the Board of Directors, at its entire discretion, to align their interest to those of Shareholders.

Options are granted by the Board of Directors based on recommendations made by the Executive Chair of the Board and the President and CEO from time to time (and, in the case of grants to the OBL Named Executive, on the recommendation of the OBL board of directors), except in respect of grants to themselves. The total number of options issued over the past years to an employee may be taken into consideration but does not have a material impact on the number of options to be granted to said employee, except for same year grants, if any.

Options may be granted at an exercise price determined by the Board but shall not be less than the closing market price of the Common Shares of the Corporation on the TSX on the day prior to their grant. No participant shall be granted an option which exceeds 4% of the issued and outstanding Common Shares of the Corporation at the time of granting of the option. The number of Common Shares issued to insiders of the Corporation within one year and issuable to the insiders of the Corporation at any time under the Stock Option Plan or combined with all other share compensation arrangements, cannot exceed 10% of the issued and outstanding Common Shares.  The duration and the vesting period are determined by the Board. However, the expiry date may not exceed seven years after the date of grant. To date, all grants are set to expire five years after the date of grant, with the exception of the Initial options granted to Mr. Sandeep Singh, as part of his 2019 hiring grant, which have a term of seven (7) years.

48	2023 Management Information Circular

The tables below provide additional information on the Stock Option Plan, RSU Plan and DSU Plan for the relevant financial years.

Burn Rate - Options

Year	Options granted (#)	Weighted average Number of Common Shares issued and outstanding (#)	Burn Rate(1) (%)
2022	684,100	179,998,000	0.38
2021	763,700	167,248,000	0.46
2020	1,201,100	163,015,000	0.74

NOTE:

(1) Burn Rate: means the total number of options granted in a year divided by the weighted average number of Common Shares for the applicable fiscal year.

Overhang - Options

Year	Options Available for Issue (#)	Options Outstanding (#)	Total Available and Outstanding (#)	Weighted average Number of Common Shares issued and outstanding (#)	Overhang Ratio(1) (%)
2022	3,906,087	3,454,452	7,360,539	179,998,000	4.09
2021	3,131,911	3,527,833	6,659,744	167,248,000	4.00
2020	2,940,646	3,745,968	6,686,614	163,015,000	4.10

NOTE:

(1) Overhang: means the number of options available to be granted, plus the number of options granted but not exercised divided by the weighted average of the number of Common Shares for the applicable fiscal year.

Burn Rate - RSUs

Year	RSUs granted (#)	Weighted average Number of Common Shares issued and outstanding (#)	Burn Rate(1) (%)
2022	275,520	179,998,000	0.15
2021	293,610	167,248,000	0.18
2020	504,560	163,015,000	0.31

NOTE:

(1) Burn Rate: means the total number of RSUs granted in a year divided by the weighted average number of Common Shares for the applicable fiscal year.

Burn Rate - DSUs

Year	DSUs granted (#)	Weighted average Number of Common Shares issued and outstanding (#)	Burn Rate(1) (%)
2022	78,200	179,998,000	0.04
2021	64,720	167,248,000	0.04
2020	97,995	163,015,000	0.06

NOTE:

(1) Burn Rate: means the total number of DSUs granted in a year divided by the weighted average number of Common Shares for the applicable fiscal year.

The terms and conditions of the Stock Option Plan are more specifically addressed under the heading "Security-Based Compensation Arrangements" below.

Restricted Share Units (RSUs)

The purpose of the RSU Plan is to assist the Corporation in attracting and retaining individuals with experience and ability, to allow certain employees of the Corporation and its subsidiaries designated at the HR Committee's discretion, to participate in the long-term success of the Corporation and to promote a greater alignment of interests between the employees designated under this RSU Plan and those of Shareholders.

2023 Management Information Circular	49

The vesting of half of each annual RSU grant are subject to performance criteria unless otherwise determined by the HR Committee, all annual RSU grants are subject to the following vesting terms: one half (1/2) is time-based and will vest on the third anniversary of such grant; the remaining portion (1/2) will also vest on the third anniversary of such grant but is subject to performance criteria approved by the HR Committee and the Board of Directors (or, in the case of the OBL Named Executive, by the OBL board of directors).  For greater clarity, the settlement of performance-based RSUs granted as part of the annual long-term incentive compensation does not represent a guaranteed compensation item for the OR Named Executives or the OBL Named Executive as the determination of the performance relating to such RSU grant remains the sole prerogative of the Board of Directors (or the OBL board of directors, as applicable) based on approved objectives.  It should be noted that, as part of his 2019 hiring terms, Mr. Singh was granted 225,000 Initial RSUs, including 75,000 RSUs the vesting of which was subject to the acquisition of 75,000 Common Shares of the Corporation; such RSUs have vested on January 14, 2020.  The balance of 150,000 Initial RSUs, vests in three equal tranches over three years; the final tranche vested on December 31, 2022.

The HR Committee believes that performance criteria attached to part of the annual RSU grant improves the alignment of RSU recipients with those of Shareholders of the Corporation and promotes sustainable growth and value creation and the achievement of key long-term corporate objectives. The HR Committee monitors the achievement of these performance criteria on a regular basis.

Whenever dividends are paid in Common Shares, additional RSUs are automatically granted to each participant who holds RSUs on the record date for such dividend. Following the vesting date, RSUs are settled, at the discretion of the Corporation, in Common Shares, in cash (in which case for an amount equivalent to the product of the number of vested RSUs multiplied by the closing price of a Common Share on the TSX on the day prior to the payment date) or a combination of both Common Shares and cash, less applicable withholdings.

The HR Committee may, at its entire discretion, accelerate the terms of vesting of any outstanding RSU in circumstances it deems appropriate. In the event of a change of control as defined in the RSU Plan, all RSUs outstanding on the change of control date become immediately vested, irrespective of performance conditions, if any.

Unless otherwise determined by the Board of Directors (or, in the case of the OBL Named Executive, by the OBL board of directors), in the event a participant resigns or is terminated by the Corporation (or OBL, as applicable) for cause, all outstanding RSUs are cancelled. As for those participants who cease to be an employee as a result of death, termination without cause, retirement or long-term disability, the vesting of:

  the time-based component portion of each RSU grant will be prorated based on the sum of the number of days during which certain benefits of employment are contractually maintained and those actually worked from the date of grant of such RSUs up until the date of termination without cause, over the number of days of the original vesting schedule in relation to such grant; and
  all performance based RSU grant will be prorated based on the number of days actually worked from the date of grant of such RSUs up until the date of termination without cause, over the original vesting schedule in relation to such grant; the number of vested performance based RSUs resulting from such prorated calculation is multiplied by the performance percentage to be determined by the Board of Directors.

The values of RSU grants are based on recommendations made by the Executive Chair of the Board and the President and CEO (or, in the case of the OBL Named Executive, by the OBL board of directors), except in respect of grants to themselves, and the closing price of a Common Share on the TSX on the day prior to the grant date.

50	2023 Management Information Circular

In connection with the 2019 grant of RSUs, the 3-year performance long-term objectives (the "2019 Long-Term Objectives") approved by the HR Committee included the following metrics:

The HR Committee has been monitoring the achievement of the 2019 Long-Term Objectives for the last three years and in May 2022 assessed performance against said objectives.  To this end, Management presented to the HR Committee its assessment of the Corporation's achievements pursuant to the 2019 Long-Term Objectives as follows:

(i) Increase in net asset value per share

Management outperformed the performance target that was approved.  The actual increase over the period exceeded the target by approximately 62% (using normalized commodity prices).  This objective was exceeded.

(ii) Increase operating cash flow to $163 million annually

The Corporation's operating cash flow increased from $99 million in 2019 to approximately $153 million at the end of 2021, slightly below the target.  The HR Committee also assessed the advancement of the 2019 development projects toward reaching production at the end of the 3-year performance period.  The HR Committee considered that this objective was partially met.

(iii) Enhance value of equity portfolio

In assessing this criteria, the HR Committee took into consideration the divestment of the Cariboo project to return to a pure play royalty model via the launch of Osisko Development in November 2020. The HR Committee considered that this objective was partially met.

(iv) Increase / maintain capital structure

The Corporation maintained strong financial flexibility over the reference period to pursue its growth strategy. The Committee considered the US$250 million equity financing completed March 2022 to improve the balance sheet and increase financial flexibility (the outstanding amounts under the credit facility were repaid in April 2022).

The Corporation concluded a private placement of $85 million with Investissement Québec ("IQ") in April 2020, during the initial phase of the COVID-19 pandemic and repaid in February 2021 the $50 million convertible debenture with IQ using the credit facility.

2023 Management Information Circular	51

The credit facility was increased by $50 million in 2019 and by $150 million in 2021; the maturity was also extended to 2025.

The HR Committee considered that this objective was partially met.

(v) Provide superior returns to Gold Index and Peers

During the period between March 31, 2019 and March 31, 2022, the share price of the Corporation increased by 10% while the TSX Gold Index and our peer index increased by 40% and 78% (on average), respectively.  This objective was not met.

(vi) Leadership in sustainability

The Corporation continued to participate in an advocacy role for the mining industry through representation in various associations (Association de l'Exploration Minière du Québec, Association Minière du Québec, Fédération des chambres de commerce du Québec).

The Corporation launched its second ESG Report in April 2022 which evidenced achievements across all areas.  Selected highlights included:Committing to the UN Global Compact to formally align with its Ten Principles;

• Forming a strategic partnership with Carbon Streaming Corporation to promote global decarbonisation and biodiversity efforts through carbon credit streaming transactions;

• Engaging a third party expert to provide an initial estimate of Scope 3 GHG emissions intensity attributable to Osisko's share of the revenue from its portfolio;

• Enhancing reporting by aligning Osisko's disclosure with Sustainability Account Standards Board ("SASB") industry standards; and

• Maintaining a leading position within MSCI's ESG rating and improved Osisko's position in Sustainalytics precious metals ESG ranking.

The Corporation also supports various charities and community organizations including the Canadian Mineral Education Industry Foundation and has assumed leadership of the foundation and administrative services. For the last three years, approximately 215 of scholarships were awarded.

The HR Committee considered that this objective was met.

Assessment of 2019 Long-Term Objectives by the Committee

The 2019 Long-Term Objectives were approved by the Board of Directors in 2019, upon recommendation of the HR Committee. The HR Committee regularly monitored the progress made by Management toward achieving said long-term objectives.  As part of its duties and responsibilities and in conjunction with the end of period assessment, the HR Committee reviewed and discussed with Management the assessment of achievements against the Corporation's 2019 Long-Term Objectives.  Following such review and taking into account Management's self-assessment, the HR Committee recommended an achievement score of 80% of target.

Upon recommendation of the HR Committee, the Board of Directors deliberated and concurred with the HR Committee and approved the assessment of the 2019 Long-term Objectives at 80% as evidenced below.  These RSUs were settled in Common Shares of the Corporation.  The portion of the RSUs that is time based (representing 50% of the 2019 grant) is paid in full upon vesting.  All RSUs are paid in Common Shares of the Corporation taking into account the applicable tax withholdings so that the Corporation issues only such number of Common Shares the value of which equals the net amount to be received by the Named Executives.

52	2023 Management Information Circular

2019 - 2022 RSU OBJECTIVES	ALLOCATION	ACHIEVEMENT
Increase net asset value per share	20%	30%
Increase operating cash flow to $163 million annually	20%	10%
Enhance value of equity portfolio	20%	15%
Increase/maintain capital structure	20%	15%
Provide superior return to Gold Index and peers	10%	0%
Leadership in sustainability	10%	10%
TOTAL:	100%	80%

Based on the foregoing, the Board (and, in the case of the OBL Named Executive, the OBL board of directors) approved the following payment in connection with the 2019 Long-Term Incentive Award to the Named Executives.  These RSUs were settled in Common Shares at the settlement date based on the closing market price of the Common Shares of the Corporation traded on the TSX on the day prior to the settlement date.  The Board met on May 11, 2022 to determine the payout of the performance-based RSUs; all RSU vested on May 3, 2022 and were settled on June 1, 2022 in Common Shares of the Corporation, taking into account mandatory withholdings, at a price of $15.59 per RSU, being the closing market price of the Common Shares of the Corporation traded on the TSX on May 2, 2022, being a business day prior to the vesting date.

Named Executives	RSUs granted in 2019 (#)(1)	Total 2019 RSUs Vested (#)(2)	Total payout under the 2019 Long-Term Incentive Award ($)(3)	Common Shares issued (#)(4)
Sean Roosen Executive Chair of the Board	68,028	61,226	954,513	28,451
Sandeep Singh(5) President and CEO	n/a	n/a	n/a	n/a
Frédéric Ruel CFO	21,703	19,534	304,535	9,077
Andre Le Bel VP, Legal	33,596	30,237	471,395	14,051
Michael Spencer Managing Director of OBL	17,321	15,590	243,048	15,590

NOTES:

(1) Adjusted to take into account dividends paid since the grant as per the terms of the RSU Plan.

(2) Adjusted to take into account dividends paid since the grant and the actual performance payout factor.

(3) Represents the total value of the payout of the 2019 Long-Term Incentive Award.

(4) Represents the number of Common Shares issued taking into account the net value of the payout of the 2019 Long-Term Incentive Award for each Named Executive after applicable withholdings and dividing such value by the value of the Common Shares as of the settlement date.

(5) Mr. Sandeep Singh was appointed President of the Corporation on December 31, 2019.

The terms and conditions of the RSU Plan are more specifically addressed under the heading "Security-Based Compensation Arrangements" below.

Deferred Share Units (DSUs)

The DSU Plan has been established to enhance the Corporation's ability to attract and retain talented individuals to serve as members of the Board of the Corporation and its subsidiaries and to promote for greater alignment of interests between such persons and the Shareholders of the Corporation.

Pursuant to the DSU Plan, the Board of Directors may designate, from time to time and at its sole discretion, the non-executive directors of the Board or of the board of directors of a subsidiary to become participants of the DSU Plan.

In order to further improve alignment of interests between directors and Shareholders, the Board of Directors can determine the vesting of any DSU so granted.  In principle, all DSUs granted to non-executive directors shall vest on the day prior to the next annual meeting of Shareholders following such grant however, if the next annual meeting is to be held in less than 6 months from the date of grant, the Board will usually postpone the vesting of such DSU to the day prior to the annual meeting of Shareholders following the next annual meeting of Shareholders.

2023 Management Information Circular	53

Vested DSUs become payable no later than the last business day in December of the first calendar year commencing after the termination of their Board mandate. Vested DSUs are settled at the settlement date, at the Corporation's discretion, in Common Shares, in cash (for an amount equivalent to the product of the number of vested DSUs multiplied by the closing price of a Common Share on the TSX on the day prior to the payment date) or in a combination of cash and Common Shares, in each case, less applicable withholdings.

For U.S.-based Directors, vested DSUs become payable during the year after the termination of their Board mandate or the next subsequent year, as determined by them at the time of the respective grant, but no later than the last business day in December of the first calendar year commencing after the termination of their mandate.

DSUs may only be awarded to non-executive directors.

Employee Share Purchase Plan

In 2015, the Board of Directors of the Corporation approved an employee share purchase plan to encourage eligible employees ("Eligible Employees") to hold, on a permanent basis, Common Shares. Under the Employee Share Purchase Plan, the Corporation contributes an amount equal to 60% of the Eligible Employee's contribution then held in trust by the Corporation. The Eligible Employee's contribution shall be of a minimum of $100 monthly but shall not exceed in any event 10% (unless otherwise provided by the committee authorized to oversee the Employee Share Purchase Plan) of the Eligible Employee's basic annual remuneration (exclusive of any overtime pay, bonuses or allowances of any kind whatsoever) before deduction and shall be subject to a maximum contribution of $1,250 per month. The terms and conditions of the Employee Share Purchase Plan are more specifically addressed under the heading "Security-Based Compensation Arrangements" below.

Benefits

The Corporation's executive officers benefit program includes life, medical, dental and disability insurance, outplacement services (in case of termination without cause, including as a result of a change of control) and other benefits. Such benefits are designed to be competitive with other comparable Canadian enterprises.

PERFORMANCE GRAPH

The following graph compares the total cumulative Shareholder return for $100 invested in the Corporation's Common Shares on January 1st, 2018 with the cumulative total return of the S&P/TSX Composite Index (formerly TSE-300 Index) for the five most recently completed financial years. It also presents the grant value and actual value of the compensation of the Chief Executive Officer of the Corporation for the same period.

LEGEND

Realizable Value: refers to total compensation of the President and CEO.

Realized Value: refers to total compensation of the President and CEO, adjusted for the actual payout amount of the share-based awards and realized amount of the option-based awards when applicable or the fair value based on the closing price of the Common Shares on the TSX on December 30, 2022, being $16.32, when not yet realized.

54	2023 Management Information Circular

	Osisko Gold Royalties Ltd	S&P/TSX Composite Index
December 31, 2018	$100.00	$100.00
December 31, 2019	$108.56	$119.13
December 31, 2020	$139.49	$121.72
December 31, 2021	$135.73	$148.17
December 31, 2022	$144.56	$135.34

Over a five-year period, the share price of the Corporation has both exceeded and trailed the S&P/TSX Composite Index. The trend in compensation of the Chief Executive Officer has generally been consistent with share price performance over this period.

From 2018 to 2020 inclusively, the graph illustrates the compensation received by Mr. Sean Roosen as former Chief Executive Officer of the Corporation.  For 2021 and 2022, the graph illustrates the compensation received by Mr. Sandeep Singh following his appointment as President and CEO of the Corporation in November 2020.

CHIEF EXECUTIVE OFFICER COMPENSATION LOOKBACK

The table below sets forth the total compensation awarded to the individual acting as Chief Executive Officer of the Corporation for the following three years from all compensation components:

Year	Base Salary ($)	Value of Share- Based Awards ($)	Value of Option- Based Awards ($)	Non-Equity Incentive Plan Compensation ($)	Total Compensation ($)
2022(1)	650,000	1,179,000	780,000	672,750	3,281,750
2021(1)	600,000	999,000	660,000	615,000	2,874,000
2020(2)	682,689	690,100	395,900	832,649	2,601,338

NOTES:

(1) Refers to the compensation of Mr. Sandeep Singh, President and CEO of the Corporation.

(2) Refers to the compensation of Mr. Sean Roosen as Chief Executive Officer for the years 2019 and 2020.

The following table compares the total direct compensation awarded to the President and CEO to the actual value he received over the last three years compared to shareholder return over the same period.  Actual compensation includes base salary, actual annual incentive plan award, value of vested RSUs at payout or value of RSUs outstanding at December 31, 2022 and value of options upon exercise or value of in-the-money options outstanding at December 31, 2022.

			Value of $100
Year	Total Direct Compensation Awarded(1) ($)	Actual Total Direct Compensation Value as of December 31, 2022(2) ($)	Period	CEO	Shareholder
2022(3)	3,281,750	3,033,353	2022-01-01 to 2022-12-31	$92	$105
2021(3)	2,874,000	2,954,368	2021-01-01 to 2022-12-31	$111	$101
2020(4)	2,601,338	2,524,186	2020-01-01 to 2022-12-31	$102	$129
Average 2020 - 2022:				$102	$112

NOTES:

(1) These amounts include the base salary, actual bonus paid and long-term incentive plan value at time of grant (RSUs and options).

(2) These amounts include the base salary, actual bonus paid, value of unvested RSUs at payout and value of exercised options (using the exercise price) and in-the-money options, at the closing price on the TSX on December 30, 2022, being $16.32.

(3) Refers to the compensation of Mr. Sandeep Singh as President and CEO of the Corporation.

(4) Refers to the compensation of Mr. Sean Roosen as Chief Executive Officer for the years 2019 and 2020.

2023 Management Information Circular	55

CHIEF EXECUTIVE OFFICER SECURITIES OWNERSHIP AND VALUE AT RISK

The table below shows the total value of vested and unvested Osisko securities owned by the President and CEO as at December 31, 2022.

	Number of Securities (#)	Value of Securities(1) ($)
Vested Securities:
Common Shares	193,344	3,155,374
Options	416,434	1,374,477
RSUs	-	-
Unvested Securities:
Options	447,766	1,276,831
RSUs	260,400	4,249,728
Total Value at Risk:		10,056,410

NOTE:

(1) The value of Common Shares and RSUs is based on the closing price on the TSX on December 30, 2022, being $16.32 and the value of vested and unvested options is based on the difference between the closing price on the TSX on December 30, 2022, being $16.32, and the exercise price of the options, multiplied by the number of options vested and unvested.

Mr. Singh's value at risk totals $10,056,410 (total value of vested and unvested securities), which represents more than 15 times his base salary.

EXECUTIVE COMPENSATION

The following table sets forth, to the extent required by applicable securities legislation, all annual and long-term compensation assumed by the Corporation (net of any amount received or back charges from any associate companies) for services in all capacities to the Corporation for the three most recent completed financial years in respect of Named Executives.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Share-Based Awards(1)(2) ($)	Option-Based Awards(3) ($)	Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compensation ($)	Total Compensation (OR and OBL) ($)
					Annual Incentive Plan	Long-Term Incentive Plan
Sean Roosen Executive Chair of the Board	2022	400,000	729,000	480,000	414,000	—	—	—	2,023,000
	2021	400,000	729,000	480,000	410,000	—	—	—	2,019,000
	2020	682,689	690,100	395,900	822,649	—	—	10,000	2,601,338
Sandeep Singh President and CEO	2022	650,000	1,179,000	780,000	672,750	—	—	—	3,281,750
	2021	600,000	999,000	660,000	615,000	—	—	—	2,874,000
	2020	600,000	1,361,910	903,440	723,000	—	—	10,000	3,598,350
Frédéric Ruel CFO	2022	300,000	423,000	276,000	310,500	—	—	—	1,309,500
	2021	275,000	462,100	235,400	281,900	—	—	—	1,254,400
	2020	269,676	362,100	235,400	325,000	—	—	10,000	1,202,176
André Le Bel(4) VP, Legal	2022	247,988	420,413	274,275	284,588	—	—	—	1,227,263
	2021	217,725	547,840	262,084	283,025	—	—	—	1,310,674
	2020	218,732	447,840	253,267	340,657	—	—	10,000	1,270,496
Michael Spencer(5), Managing Director of OBL	2022	222,848	242,880	161,920	232,152	—	—	276,620(6)	1,136,420
	2021	200,560	243,600	162,400	205,574	—	—	260,818(6)	1,072,952
	2020	205,325	225,730	150,490	247,395	—	—	283,816(6)	1,112,756

56	2023 Management Information Circular

NOTES:
(1)

As per the terms of the Employee Share Purchase Plan, the Corporation contributes an amount equal to 60% of the Eligible Employee's contribution up to a maximum contribution of $9,000 per year. The Corporation's contributed amount to the Employee Share Purchase Plan is included in the value of the share-based awards column, as applicable.

(2)

Pursuant to the RSU Plan of the Corporation, RSUs were awarded on February 27, 2022, subject to the vesting terms, which consist of the following terms: one half (1/2) is time-based and vesting in 2025, while the remaining portion (1/2) will also vest in 2025, subject to performance criteria toward achievement of the 2022 Long-Term Objectives over a three-year period. The unit grant price on such date was $14.27.

(3) Both the grant date fair value and accounting fair value for option-based awards are calculated using the Black-Scholes option pricing model. Specifically, a Black-Scholes option pricing model was used with the following assumptions determined on the date of grant:
Grant Date	Risk Free Interest	Expected Average Life	Expected Volatility	Expected Dividend Yield	Fair Value
June 1, 2022	2.63%	4 years	40%	1.5%	$4.412
June 25, 2021	0.85%	4 years	39%	1.5%	$4.772
March 1, 2021	0.70%	4 years	40%	1.6%	$3.511
May 15, 2020	0.32%	4 years	39%	1.5%	$3.622
December 31, 2019	1.66%	5 years	34%	1.6%	$3.523
May 3, 2019	1.62%	4 years	34%	1.5%	$3.444
May 7, 2018	2.09%	4 years	35%	1.5%	$3.466
However, the share-based compensation expense included in the Corporation's financial statements are accounted for based on vesting terms reflecting the fair value amortized for the period in accordance with International Financial Reporting Standards requirements. As part of his 2019 hiring terms, Mr. Singh was granted 250,000 Initial options of the Corporation vesting in four equal tranches of 25% over a period of 4 years and having a term of 7 years.
(4)

While Mr. André Le Bel's base salary is $318,000, a portion of his salary was charged back by the Corporation to Falco Resources Ltd. (January 1st, 2022 to June 30th, 2022) and Osisko Development (October 1st, 2022 to December 31st, 2022), both of which are associate companies, for his services.  Accordingly, the amounts shown under the columns "Salary", "Share-Based Awards", "Option-Based Awards" and "Annual Incentive Plan" denote the actual amounts assumed by the Corporation in this respect.

(5)

As Mr. Spencer's cash compensation is in U.S. dollar, his compensation was converted in Canadian dollars using the average foreign exchange rate for each applicable year (2022:1.3013, 2021: 1.2535 and 2020: 1.3415).

(6)	Amounts under all other compensation reflect the COL Subsidy.

Total Compensation Assumed by the Corporation

Year	OR Named Executives Total Salary ($)	OR Named Executives Total Share-Based Awards ($)	OR Named Executives Total Option-Based Awards ($)	OR Named Executives Total Annual Incentive ($)	OR Named Executives Total All Other Compensation ($)	OR Named Executives Total Compensation Assumed by Osisko ($)
2022	1,820,835	2,994,293	1,972,195	1,913,989	276,620	8,977,932
2021	1,693,285	2,981,540	1,799,884	1,795,499	260,818	8,531,026
2020	2,488,931	4,740,450	2,231,319	3,107,348	50,000	12,618,048

The following table shows the total compensation of the OR Named Executives for the relevant years, as well as the total compensation for the OR Named Executives as a percentage of the cash margin and as a percentage of Shareholders' equity.  For the most recent five years, the Corporation continued establishing its long-term asset base and it was expected that in the initial years, the ratios would be higher than more established companies.  The results demonstrate that, except in 2019 and 2020, where the team grew in conjunction with an acquisition and in connection with the hiring of a new president, the ratios have generally been improving; the decrease in the ratios for 2021 and 2022 is mainly attributable to the fact that the compensation of the executives of Osisko Development, post spin-out and deconsolidation, is no longer accounted for.

Year	Total compensation of Named Executives ($)	Total compensation of Named Executives as percentage of Cash Margin(1) (%)	Total compensation of Named Executives as percentage of Shareholders' Equity (%)
2022	8,977,932	4.5	0.5
2021	8,531,026	4.6	0.5
2020	12,618,000	8.4	0.7
2019	10,269,000	7.9	0.7
2018	7,035,000	5.9	0.4

NOTE:

(1) Cash margin reflects revenues less cost of sales (excluding depletion). Cash margin is a Non-IFRS financial performance measure which has no standard definition under the IFRS. Please refer to the Non-IFRS Financial Performance Measures section of the annual MD&A.

Outstanding Share-based Awards and Option-based Awards

The table below sets forth a summary of all the Corporation's awards outstanding at the end of the financial year ended December 31, 2022. All values shown in this table were calculated using the closing price of $16.32, which was the closing price of the Common Shares on the TSX on December 30, 2022.

2023 Management Information Circular	57

Name	Option-Based Awards				Share-Based Awards(1)
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiry Date (yyyy-mm-dd)	Value of Unexercised In- the-Money Options ($)	Number of Shares or Units of Shares that have not Vested (#)	Market or Payout Value of Share-Based Awards that have not Vested ($)	Market or Payout Value of Vested Share- Based Awards not paid out or distributed ($)
Sean Roosen Executive Chair of the Board	108,800 55,400 61,400 109,300 164,100 4,200 3,570(5)	14.27 17.12 12.70 13.50 13.61 12.97 12.19	2027-06-01 2026-06-25 2026-03-01 2025-05-15 2024-05-03 2023-05-07 2024-01-31	223,040 – 222,268 308,226 444,711 14,070 14,744	50,500(2) 23,200(3) 25,500(3) 50,500(4)	2,443,104	-
Sandeep Singh President and CEO	176,800 188,000 250,000 249,400	14.27 12.70 12.70 13.50	2027-06-01 2026-03-01 2026-12-31 2025-05-15	362,440 680,560 905,000 703,308	82,000(2) 78,000(3) 100,400(4)	4,249,728	816,000(6)
Frédéric Ruel CFO	62,600 67,100 65,000 54,800 53,100	14.27 12.70 13.50 13.61 12.97	2027-06-01 2026-03-01 2025-05-15 2024-05-03 2023-05-07	128,330 242,902 183,300 148,503 177,885	29,100(2) 27,900(3) 26,200(4)	1,357,824	-
André Le Bel VP, Legal	66,400 74,700 69,900 84,900 57,300	14.27 12.70 13.50 13.61 12.97	2027-06-01 2026-03-01 2025-05-15 2024-05-03 2023-05-07	136,120 270,414 197,118 230,079 191,955	30,800(2) 34,600(3) 32,500(4)	1,597,728	-
Michael Spencer Managing Director OBL	36,700 46,300 41,500 43,700 40,400 40,200	14.27 12.70 13.50 13.61 12.97 12.35	2027-06-01 2026-03-01 2025-05-15 2024-05-03 2023-05-07 2023-02-22	75,235 167,606 117,030 118,427 135,340 159,594	17,100(2) 19,200(3) 16,700(4)	864,960	-

NOTES:
(1)	Pursuant to the RSU Plan, the vesting terms generally consist of the following terms: half (1/2) is time-based (3 years) and the remaining portion (1/2) is also timed based (3 years) and subject to performance criteria toward achievement of the Long-term objectives.
(2)	Such RSUs to vest in 2025 pursuant to the terms listed in note (1) above.
(3)	Such RSUs to vest in 2024 pursuant to the terms listed in note (1) above.
(4)	Such RSUs to vest in 2023 pursuant to the terms listed in note (1) above.
(5)	The number of unexercised options represent Replacement Osisko options pursuant to a plan of arrangement involving the Corporation and Barkerville, which took effect on November 21, 2019.
(6)	The balance of 150,000 initial RSUs, vested in three equal tranches over three years; the final tranche vested on December 31, 2022.

Incentive Plan Awards - Value Vested or Earned during the Year

The following table discloses the aggregate dollar value that would have been realized if the options and RSUs under the option-based and share-based awards had been exercised or settled, as applicable, on the vesting date and the aggregate value realized upon vesting of these awards.

Name	Option-Based Awards - Value Vested during the Year ($)	Share-Based Awards - Value Vested during the year(1) ($)	Non-Equity Incentive Plan Compensation - Value earned during the Year ($)
Sean Roosen Executive Chair of the Board	218,647	964,420	414,000
Sandeep Singh President and CEO	501,654	861,729	672,750
Frédéric Ruel CFO	137,624	314,441	310,500
André Le Bel VP, Legal	171,130	481,301	284,588
Michael Spencer Managing Director OBL	99,111	243,048	232,152

NOTE:
(1)

As applicable, this amount includes the value of the Corporation's contribution to the Employee Share Purchase Plan in relation to the participation of each OR Named Executive as well as the value of the RSUs granted in 2019 and which were settled in Common Shares of the Corporation at a price of $16.71 per RSU, being the closing price on the TSX on March 1, 2022.

58	2023 Management Information Circular

Options Exercised during the Year

Name	Number of Options Exercised (#)	Option Exercise Price ($)	Market Value Upon Exercise ($)	Gain Realized(1) ($)
Sean Roosen	26,600	12.97	16.72	99,750
Sean Roosen	1,700	13.61	16.72	5,287

NOTE:
(1)	The gain realized is calculated based on the difference between the closing price upon exercise and the exercise price of the Options, multiplied by the number of options so exercised.

Security-Based Compensation Arrangements

Options granted or securities issued by the Corporation pursuant to the Corporation's security-based compensation arrangements are governed by the following plans: the Employee Share Purchase Plan, DSU Plan, RSU Plan and the Stock Option Plan.

 The Employee Share Purchase Plan

 The Employee Share Purchase Plan provides for the acquisition of Common Shares by Eligible Employees (as hereinafter defined) for the purpose of advancing the interests of the Corporation through the motivation, attraction and retention of employees of the Corporation and its non-public subsidiaries and to secure for the Corporation and the Shareholders of the Corporation the benefits inherent in the ownership of Common Shares by employees of the Corporation and its non-public subsidiaries, it being generally recognized that employees are more motivated and dedicated due to the opportunity offered to them to acquire a proprietary interest in the Corporation.

 The Stock Option Plan

 The purpose of the Stock Option Plan is to advance the interests of the Corporation by encouraging the officers, managers, employees and consultants of the Corporation and its subsidiaries to acquire shares in the Corporation, thereby increasing their proprietary interest in the Corporation, encouraging them to remain associated with the Corporation and its subsidiaries and furnishing them with additional incentive in their efforts on behalf of the Corporation and its subsidiaries.

 The RSU Plan

 The purpose of the RSU Plan is to assist the Corporation and its subsidiaries in attracting and retaining individuals with experience and ability, to allow certain employees of the Corporation and its subsidiaries to participate in the long-term success of the Corporation and to promote a greater alignment of interests between the employees designated under this RSU Plan and the Shareholders of the Corporation.

 The DSU Plan

 The purpose of the DSU Plan is to assist the Corporation and its subsidiaries in attracting and retaining individuals with experience and ability, to allow directors of the Corporation and its subsidiaries to participate in the long-term success of the Corporation and to promote a greater alignment of interests between the directors designated under this DSU Plan and the Shareholders of the Corporation.

ELIGIBILITY

Who is eligible to participate?

The Employee Share Purchase Plan

Participants in the Employee Share Purchase Plan are employees, including full-time and part-time salaried employees who have an employment agreement for a term of at least one year with the Corporation or with any associates of the Corporation designated by the Board of Directors of the Corporation or by the committee of the Board of Directors authorized to oversee the Employee Share Purchase Plan (the "Designated Affiliates"), who have provided services to the Corporation or to any Designated Affiliates for at least 60 days. The HR Committee may elect, in its absolute discretion, to waive such 60-day period or to determine that the Employee Share Purchase Plan does not apply to any Eligible Employee.

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The Stock Option Plan

 Pursuant to the Stock Option Plan, options may be granted in favour of executive directors, officers, employees and consultants providing ongoing services to the Corporation and its subsidiaries. Non-executive directors are not eligible to receive options. The Replacement Osisko Options, which were originally offered to Barkerville option holders, are not part of the Osisko Stock Option Plan.

 The DSU Plan

 Pursuant to the DSU Plan a non-executive director of the Board of Directors of the Corporation or a subsidiary is eligible to participate under the DSU Plan.

 The RSU Plan

 Pursuant to the RSU Plan, RSUs may be granted in favour of the executives and key employees of the Corporation or of a subsidiary. For greater certainty, non-executive members of the Board of Directors shall not participate in the RSU Plan.

TERM AND VESTING

What is the term and vesting schedule of options or of the securities issuable under the security-based compensation arrangements?

The Employee Share Purchase Plan

 Under the Employee Share Purchase Plan, any Eligible Employee may elect to contribute money on an ongoing basis. The Corporation will deduct from the remuneration of the Eligible Employee the Eligible Employee contribution in equal installments starting on the first day of such quarter and hold these amounts in trust for the Eligible Employee. As soon as practicable following March 31, June 30, September 30 and December 31 in each calendar year, the Corporation will credit the Eligible Employee with and therefore hold in trust for the Eligible Employee an amount equal to 60% of the Eligible Employee's contribution then held in trust by the Corporation (up to a maximum of $9,000 per year) and shall issue for the account of each Eligible Employee fully paid and non-assessable Common Shares equal in value to the aggregate contribution held in trust by the Corporation as of such date. The Corporation's contribution will vest on December 31st of the calendar year with respect to which they have been issued. No fraction of a Common Share shall be issued to the Eligible Employees, but any unused balance of the aggregate contribution shall be held in trust for the Eligible Employee until used in accordance with the Employee Share Purchase Plan.

The Employee Share Purchase Plan was initially approved by the Shareholders on June 30, 2015 and was implemented by the Corporation on October 1st, 2015.

The Stock Option Plan

The options granted under the Stock Option Plan, shall be exercised within a period of time fixed by the Board of Directors, not to exceed seven (7) years from the date the option is granted (the "Option Period"). The options shall vest and may be exercised during the Option Period in such manner as the Board of Directors may fix by resolution. The options which have vested may be exercised in whole or in part at any time and from time to time during the Option Period. To date, all granted options have a term of five years, except for the 250,000 Initial Options granted to Mr. Sandeep Singh on December 31st, 2019, which, as part of his hiring terms, have a term of seven years.

Options may be exercised for Common Shares issued from treasury once the vesting criteria have been satisfied and upon payment of the exercise price.  Alternatively, a participant may elect to proceed with "cashless" exercise of options.  In such case, the participant who chooses a "cashless" exercise will receive the number of Common Shares equal to: (i) the difference between (Y) the difference between the Cashless Exercise Sale Price and the exercise price of the option, multiplied by the number of Common Shares in respect of which the option would otherwise be exercised upon payment of the aggregate exercise price and (Z) all applicable fees payable in connection with the cashless exercise; divided by (ii) the Cashless Exercise Sale Price. If a participant chooses a "cashless" exercise, such participant may also elect to receive the amount determined under (i) above in cash instead of receiving the number of Common Share determined under (ii) above.  For the purpose hereof, "Cashless Exercise Sale Price" means the sale price received by the Corporation upon the sale of shares to cover the exercise price of options that are being exercised pursuant to the "cashless exercise" of options.

60	2023 Management Information Circular

 Upon a change of control, all outstanding options shall vest and become immediately exercisable.

The DSU Plan

Unless otherwise indicated by the HR Committee upon grant and subject to the provision on termination of service of the DSU Plan, (i) the DSUs granted to a Participant in accordance with such Participant's election to receive all or a portion of the Participant's annual remuneration as director in DSUs, shall vest immediately upon such grant and (ii) the DSUs granted to a Participant as an annual grant shall generally vest, unless otherwise provided upon such grant, one day prior to the Corporation's next annual meeting of Shareholders. Notwithstanding the foregoing, the HR Committee may, in its entire discretion, set a different vesting or accelerate the terms of vesting of any DSUs in circumstances deemed appropriate by the HR Committee.

 Upon a change of control, all unvested DSUs become vested at the time of the Change of Control, irrespective of any vesting conditions.  The settlement of such DSUs however remains subject to the termination of the Director's mandate.

 At any time after the termination of service of a Participant to whom DSUs have been granted, and which have vested, but no later than the last business day in December of the first calendar year commencing after such termination, on a date chosen by such Participant (the "Settlement Date"), the Corporation shall pay to the Participant or his or her legal representative the value of such Participant's vested DSUs, in cash or in Common Shares of the Corporation or a combination of cash and Common Shares, at the Corporation's election on the Settlement Date.

For U.S. based Directors, vested DSUs become payable during the year after the termination of their Board mandate or the next subsequent year, as determined by them at the time of the respective grant, but no later than the last business day in December of the first calendar year commencing after the termination of their mandate.

Should the Corporation chose to pay the Participant in cash, such Participant will receive an amount equal to the number of DSUs vested to his or her account as of that date multiplied by the market value of one (1) Common Share on the Settlement Date, the whole subject to withholding taxes. Should the Corporation chose to issue Common Shares in payment of the DSUs to a Participant, such Participant will receive such number of Common Shares equivalent to the number of DSUs vested to his or her account as of that date, subject to withholding taxes. A Participant shall not be entitled to require payment of any amount on account of DSUs credited to such Participant's account prior to his or her termination.

The RSU Plan

 Unless otherwise indicated by the HR Committee upon grant and subject to the provision on death, termination not for cause, retirement or Long-Term Disability of the RSU Plan, each RSU shall vest on the third (3rd) anniversary of the grant date. Furthermore, in the case of RSUs subject to performance vesting conditions, such RSUs shall also be multiplied by the performance percentage determined by the Board of Directors of the Corporation upon vesting, provided, however, that should such performance percentage exceeds 100%, then the Corporation shall be entitled to settle such exceeding amount in cash.  However, the HR Committee may, in its entire discretion, accelerate the terms of vesting of any RSUs in circumstances deemed appropriate by the HR Committee.

 Upon a change of control, all outstanding RSUs vest, irrespective of any performance vesting conditions.

 Following the vesting date, the holder of RSUs shall receive, at the election of the Corporation on the settlement date, as applicable (i) a certificate registered in the name of the holder representing in the aggregate such number of Common Shares as the holder shall then be entitled to receive and/or (ii) a payment in the form of a cheque, or other payment method as determined by the HR Committee, of any cash portion then payable to the holder, in each case, less any applicable withholding taxes and other deductions required by law to be withheld by the Corporation in connection with the satisfaction of the holder's RSUs. Once settled, the holder shall have no further entitlement in connection with such vested RSUs under the RSU Plan.

2023 Management Information Circular	61

NUMBER OF SECURITIES ISSUED OR ISSUABLE

How many securities are authorized to be issued under the security-based compensation arrangements and what percentage of the Corporation's shares outstanding do they represent?

 The Employee Share Purchase Plan

The maximum number of Common Shares made available for the Employee Share Purchase Plan shall not exceed 0.1% of the issued and outstanding Common Shares of the Corporation at any one time.

Should the Corporation issue additional Common Shares in the future, the number of Common Shares issuable under the Employee Share Purchase Plan will increase accordingly. The Employee Share Purchase Plan is considered an "evergreen" plan, since the Common Shares issued under the Employee Share Purchase Plan shall be available for subsequent grants under this plan.

 The TSX rules provide that all unallocated options, rights or other entitlements under a security-based compensation arrangement, which does not have a fixed number of maximum securities issuable, must be approved every three years. The unallocated entitlements under the Employee Share Purchase Plan were submitted and ratified by the Shareholders on May 12, 2021.

The Stock Option Plan

The aggregate number of Common Shares to be delivered upon the exercise of all options granted under the Stock Option Plan shall not exceed the greater of 4% of the issued and outstanding Common Shares at the time of granting of options (on a non-diluted basis) or such other number as may be approved by the TSX and the Shareholders of the Corporation from time to time.

If any option granted under the Stock Option Plan shall expire or terminate for any reason without having been exercised in full, the unpurchased Common Shares subject thereto shall again be available for the purpose of the Stock Option Plan.

As a result, should the Corporation issue additional Common Shares in the future, the number of Common Shares issuable under the Stock Option Plan will increase accordingly. The Stock Option Plan is considered an "evergreen" plan, since the Common Shares covered by options which have been exercised under the Stock Option Plan shall be available for subsequent grants under the Stock Option Plan.

 The TSX rules provide that all unallocated options, rights or other entitlements under a security based compensation arrangement, which does not have a fixed number of maximum securities issuable, must be approved every three years. The unallocated options under the Stock Option Plan were submitted and ratified by the Shareholders on June 22, 2020.  They will be submitted to the Shareholders for approval at the Meeting to be held on June 7, 2023, as more fully described under the heading "APPROVAL OF THE UNALLOCATED OPTIONS UNDER THE STOCK OPTION PLAN".

 The DSU Plan

The total number of Common Shares reserved and available for issuance pursuant to this DSU Plan shall not exceed a number of Common Shares equal to 0.5% of the total issued and outstanding Common Shares of the Corporation on the Settlement Date (on a non-diluted basis), or such other number as may be approved by the TSX and the Shareholders of the Corporation from time to time. Any increase in the issued and outstanding Common Shares will result in an increase in the number of Common Shares that may be issued pursuant to this DSU Plan or any other proposed or established share compensation arrangement of the Corporation.

 The TSX rules provide that all unallocated options, rights or other entitlements under a security based compensation arrangement, which does not have a fixed number of maximum securities issuable, must be approved every three years. The unallocated entitlements under the DSU Plan were submitted and ratified by the Shareholders on May 12, 2022.

62	2023 Management Information Circular

The RSU Plan

The total number of Common Shares reserved and available for grant and issuance pursuant to the RSU Plan shall not exceed a number of Common Shares equal to 1.8% of the total issued and outstanding Common Shares of the Corporation at the time of granting of RSUs (on a non-diluted basis), or such other number as may be approved by the TSX and the Shareholders of the Corporation from time to time. Any increase in the issued and outstanding Common Shares will result in an increase in the number of Common Shares that may be issued pursuant to the RSU Plan or any other proposed or established share compensation arrangement of the Corporation.

The TSX rules provide that all unallocated options, rights or other entitlements under a security based compensation arrangement, which does not have a fixed number of maximum securities issuable, must be approved every three years. The unallocated entitlements under the RSU Plan were submitted and ratified on May 12, 2021.

Equity Compensation Plan Information

The following table shows, as of December 31, 2022, aggregated information for the Corporation's compensation plans under which equity securities of the Corporation are authorized for issuance from treasury. As of December 31, 2022, the Corporation had 184,013,474 Common Shares issued and outstanding.

Plan Category	Number of Common Shares to be Issued Upon Exercise of Outstanding Options, DSUs or RSUs (#) and (% of the issued and outstanding Common Shares(5))	Weighted Average Exercise Price of Outstanding Options ($)	Number of Common Shares Remaining Available for Future Issuance Under the Equity Compensation Plans (#) and (% of the issued and outstanding Common Shares(5))
Equity Compensation Plans of the Corporation approved by the Shareholders:
Employee Share Purchase Plan(1)	N/A	N/A	184,013 (or 0.1%)
Deferred Share Unit Plan(2)	429,575 (or 0.2%)	N/A	490,492 (or 0.3%)
Restricted Share Unit Plan(3)	852,803 (or 0.5%)	N/A	2,459,440 (or 1.3%)
Stock Option Plan(4)	3,454,452 (or 1.9%)	13.52	3,906,087 (or 2.1%)
Equity Compensation Plans of the Corporation not approved by the Shareholders	N/A	N/A	N/A
Total:	4,736,830 (or 2.6%)	13.52	7,040,032 (or 3.8%)

NOTES:
(1)

The aggregate number of Common Shares issuable under the Employee Share Purchase Plan shall not exceed 0.1% of the issued and outstanding Common Shares. Pursuant to the terms of the Employee Share Purchase Plan, Common Shares are issued on a quarterly basis at the weighted average closing price for the five (5) consecutive trading days prior to the end of each applicable financial quarter of the Corporation or to be purchased on the TSX at market price.  Accordingly, no exercise right is applicable to this plan.

(2)

The aggregate number of Common Shares issuable under the DSU Plan shall not exceed 0.5% of the issued and outstanding Common Shares. Unless otherwise decided by the Board of Directors, DSUs vest on the day prior to the next annual meeting of Shareholders following such grant and DSUs entitle the right to receive a payment in the form of Common Shares, cash or a combination of Common Shares and in cash.  The weighted average exercise price for DSUs is not applicable, given that the DSU settlement value is based on the closing market price of the Common Shares of the Corporation traded on the TSX on the day prior to the settlement date. Settlement of DSUs is subject to withholding taxes.

(3)

The aggregate number of Common Shares issuable under the RSU Plan shall not exceed 1.8% of the issued and outstanding Common Shares. Unless otherwise decided by the Board of Directors, RSUs have a three-year vesting period and RSUs provide the right to receive a payment in the form of Common Shares, cash or a combination of Common Shares and in cash.  The weighted average exercise price for RSUs is not applicable, given that the RSU settlement value is based on the closing market price of the Common Shares of the Corporation traded on the TSX on the day prior to the settlement date.  Settlement of RSUs is subject to withholding taxes.

(4)

The aggregate number of Common Shares to be delivered upon the exercise of all options granted under the Stock Option Plan shall not exceed 4% of the issued and outstanding Common Shares at the time of granting options (on a non-diluted basis).

(5)	Percentages are rounded to the nearest decimal.

In 2022, the Corporation granted 684,100 options to participants under the Stock Option Plan representing 0.38% of the issued and outstanding Common Shares as of December 31, 2022, the Corporation granted 275,520 RSUs to participants under the RSU Plan representing 0.15% of the issued and outstanding Common Shares as of December 31, 2022 and the Corporation granted 78,200 DSUs to participants under the DSU Plan representing 0.04% of the issued and outstanding Common Shares as of December 31, 2022.

As at April 21, 2023, 3,350,493 Common Shares were issuable upon the exercise of outstanding options representing 1.8% of the issued and outstanding Common Shares of the Corporation. Such options are exercisable at exercise prices ranging from $11.22 to $17.61 per share and are due to expire at the latest on February 28, 2028.

2023 Management Information Circular	63

INSIDER PARTICIPATION LIMIT

What is the maximum percentage of securities available under the security-based compensation arrangements to the Corporation's insiders?

 In order to comply with TSX rules:

(a) the aggregate number of Commons Shares issuable to insiders, from time to time, under all security-based compensation arrangements may not exceed 10% of the total number of issued and outstanding Common Shares; and

(b) the number of Common Shares issued to insiders under all security-based compensation arrangements during any one-year period may not exceed 10% of the total number of issued and outstanding Common Shares.

MAXIMUM ISSUABLE TO ONE PERSON

What is the maximum number of securities any one person is entitled to receive under the security-based compensation arrangements and what percentage of the Corporation's outstanding capital does this represent?

The Employee Share Purchase Plan

As per the terms of the Employee Share Purchase Plan, the Corporation contributes an amount equal to 60% of the Eligible Employee's contribution up to a maximum of $9,000 per year (assuming an Eligible Employee contributed the maximum monthly contribution of $1,250 ($15,000 annually). Common Shares are issued on a quarterly basis at the weighted average closing price of the Corporation's Common Share as listed on the TSX for the five (5) consecutive trading days prior to the end of each applicable financial quarter of the Corporation or be purchased on the TSX at market price.

The Stock Option Plan

The number of Common Shares subject to an option granted to a participant under the Stock Option Plan shall be determined in the resolution of the Board of Directors and no participant shall be granted an option which exceeds 4% of the issued and outstanding Common Shares of the Corporation at the time of granting of the option.

The DSU Plan

The number of Common Shares that may be issued to a Participant under the DSU Plan cannot exceed 0.5% of the issued and outstanding Common Shares at the time of settlement of the DSUs.

The RSU Plan

The number of Common Shares that may be issued to a Participant under the RSU Plan cannot exceed 1.8% of the issued and outstanding Common Shares at the time of settlement of the RSUs.

EXERCISE / PURCHASE PRICE

How is the exercise price determined under the security-based compensation arrangements?

The Employee Share Purchase Plan

The Common Shares issued under the Employee Share Purchase Plan shall be issued at the weighted average closing price of the Corporation's Common Share as listed on the TSX for the five (5) consecutive trading days prior to the end of each applicable financial quarter of the Corporation or be purchased on the TSX at market price.

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The Stock Option Plan

The exercise price of the options granted under the Stock Option Plan will be established by the Board of Directors subject to the rules of the regulatory authorities having jurisdiction over the securities of the Corporation, including the TSX. The exercise price at the time of the grant of the options shall not be less than the closing market price of the Common Shares listed on the TSX on the day prior to their grant.

The DSU Plan

The issue price pursuant to the DSU Plan is determined based on the closing market price of the Common Shares of the Corporation traded on the TSX on the day prior to the date of grant or settlement.

The RSU Plan

The value of a RSU at the time of grant or at the time of settlement is usually determined by the HR Committee based on the closing price of the Common Shares listed on the TSX on the day prior to such grant or settlement.

CESSATION

Under what circumstances is an individual no longer entitled to participate?

The Employee Share Purchase Plan

Under the Employee Share Purchase Plan, an Eligible Employee shall automatically cease to be entitled to participate in the Employee Share Purchase Plan, upon termination of the employment of the Eligible Employee with or without cause by the Corporation or the Designated Affiliate or cessation of employment of the Eligible Employee with the Corporation or a Designated Affiliate as a result of resignation or otherwise other than retirement of the Eligible Employee after having attained a stipulated age in accordance with the Corporation's normal retirement policy or earlier with the Corporation's consent.

 The Stock Option Plan

If a participant to the Stock Option Plan shall cease to be an officer, manager, consultant or employee of the Corporation or a subsidiary for any reason (other than disability, retirement with the consent of the Corporation or death), the options granted to such participant may be exercised in whole or in part by the participant during a period commencing on the date of such cessation and ending 180 days thereafter or on the expiry date, whichever comes first. If a participant to the Stock Option Plan shall cease to be an officer, manager, consultant or employee of the Corporation or a subsidiary by reason of disability or retirement with the consent of the Corporation, the options granted to such participant may be exercised in whole or in part by the participant, during a period commencing on the date of such termination and ending one year thereafter or on the expiry date, whichever comes first. In the event of the death of the participant, the options previously granted to such participant shall automatically vest and may be exercised in whole or in part by the legal person representative of the participant for a period of one year or until the expiry date, whichever comes first.

The DSU Plan

Unless otherwise determined by the HR Committee, the following events shall constitute an event of Termination upon which all DSUs awarded to such Participant and vested at the time of such event of Termination shall be paid to such Participant, in accordance with the terms of the DSU Plan and the Letter of Grant:

(i) resignation of a Participant as member of the Board;

(ii) decision of a Participant not to stand for re-election as member of the Board;

(iii) non proposal of a Participant for re-election as member of the Board; or

(iv) death of a Participant.

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The RSU Plan

Unless otherwise determined by the Board, the following provisions shall apply in the event that a participant ceases to be employed by the Corporation or by a subsidiary:

a) Termination for cause and voluntary resignation - If a Participant ceases to be an employee as a result of termination for cause, or as a result of a voluntary termination, effective as of the date notice is given to the participant of such termination, as of the date on which the Corporation or the subsidiary receives communication of a voluntary resignation, all outstanding RSUs shall be terminated.

b) Death, termination not for cause, retirement or long-term disability - If a participant ceases to be an employee of the Corporation or a subsidiary as a result of death, termination not for cause, retirement or long-term disability, the vesting of RSUs shall be subject to the following:

i. For each outstanding RSUs granted  Fixed Component:

A. in the event the participant is not entitled to a benefits extension period, the vesting of the fixed component portion of each RSU grant will be prorated based on the number of days actually worked from the date of grant of such RSUs until the date of death, termination not for cause, retirement or long-term disability, over the number of days of the original vesting schedule set forth in relation to such grant; or

B. in the event the participant is entitled to a benefits extension period, the vesting of the fixed component portion of each RSU grant will be prorated based on the sum of the number of days within the benefits extension period and those actually worked from the date of grant of such RSUs up until the date of death, termination not for cause, retirement or long-term disability, over the number of days of the original vesting schedule set forth in relation to such grant; and

ii. For each outstanding RSUs granted  Performance Vesting: the vesting of all performance based RSU grant will be prorated based on the number of days actually worked from the date of grant of such RSUs up until the date of death, termination not for cause, retirement or long term disability, over the original vesting schedule set forth in relation to such grant; the number of vested RSUs resulting from such prorated calculation will be multiplied by the performance percentage determined by the Board of Directors of the Corporation.

For greater clarity, a voluntary resignation will be considered as retirement if the participant has reached normal retirement age under the Corporation's benefit plans or policies, unless the HR Committee decides otherwise at its sole discretion.

ASSIGNABILITY AND TRANSFERABILITY

Can options or rights held pursuant to the security-based compensation arrangements be assigned or transferred?

 All benefits, rights and options accruing to any participant in accordance with the terms and conditions of the Employee Share Purchase Plan, DSU Plan, RSU Plan and of the Stock Option Plan shall not be transferable unless under the laws of descent and distribution or pursuant to a will. All options, DSUs, RSUs and such benefits and rights may only be exercised in accordance with such plans.

AMENDMENT PROVISIONS

How are the security-based compensation arrangements amended? Is Shareholder approval required?

The Employee Share Purchase Plan

 The HR Committee authorized by the Board of Directors to oversee the Employee Share Purchase Plan has the following rights, without the approval of the Shareholders of the Corporation:

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i) suspend or terminate and to re-instate the Employee Share Purchase Plan;

ii) any amendment to the Employee Share Purchase Plan not contemplated under the section requiring Shareholders' approval, including but not limited to:

(a) to make any amendment of a "housekeeping" nature, including, without limitation, amending the wording of any provision of the Employee Share Purchase Plan for the purpose of clarifying the meaning of existing provisions or to correct or supplement any provision of the Employee Share Purchase Plan that is inconsistent with any other provision of the Employee Share Purchase Plan, correcting grammatical or typographical errors and amending the definitions contained in the Employee Share Purchase Plan;

(b) any amendment to comply with the rules, policies, instruments and notices of any regulatory authority to which the Corporation is subject, including the TSX, or to otherwise comply with any applicable law or regulation;

(c) any amendment to the vesting provisions of the Employee Share Purchase Plan;

(d) any amendment to the provisions concerning the effect of the termination of an Eligible Employee employment or services on such Eligible Employee's status under the Employee Share Purchase Plan;

(e) any amendment respecting the administration or implementation of the Employee Share Purchase Plan.

The HR Committee authorized by the Board of Directors to oversee the Employee Share Purchase Plan, may with the approval of the Shareholders of the Corporation by ordinary resolution, make any of the following amendments to the Employee Share Purchase Plan:

i) any increase to the number of Common Shares issuable from treasury under the Plan or a change from a fixed maximum number of Common Shares to a fixed maximum percentage;

ii) an amendment to the level of the Corporation's contribution set to an amount that is equal to 60% of the Eligible Employee's contribution;

iii) any amendment to the contribution mechanism relating to the Corporation's contribution;

iv) any amendment to the categories of persons who are Eligible Employees; or

v) any amendment that may modify or delete any of this Section requiring Shareholders' approval.

Notwithstanding the foregoing, any amendment to the Employee Share Purchase Plan shall be subject to the receipt of all required regulatory approvals including, without limitation, the approval of the TSX.

The Stock Option Plan

The Board of Directors may, without the approval of the Shareholders of the Corporation but subject to receipt of requisite approval from the TSX, in its sole discretion make the following amendments to the Stock Option Plan, including without limitation:

i) any amendment of a "housekeeping" nature;

ii) a change to the vesting provisions of an option or the Stock Option Plan;

iii) a change to the termination provisions of an option or the Stock Option Plan which does not entail an extension beyond the original expiry date; and

iv) the addition of cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying securities from the Stock Option Plan reserve.

The approval of the Board of Directors and the requisite approval from the TSX and the Shareholders shall be required for any of the following amendments to be made to the Stock Option Plan:

i) any increase to the number of shares issuable under the Stock Option Plan or a change from a fixed maximum number of shares to a fixed maximum percentage;

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ii) a reduction in the exercise price of an option (for this purpose, a cancellation or termination of an option of a participant prior to its expiry for the purpose of reissuing options to the same participant with a lower exercise price shall be treated as an amendment to reduce the exercise price of an option), other than for standard anti-dilution purposes;

iii) an increase in the maximum number of shares that may be issued to insiders within any one-year period or that are issuable to insiders at any time;

iv) an extension of the term of any option beyond the original expiry date (except, for greater certainty, in cases of blackout period in conformity with the terms of the Stock Option Plan);

v) any change to the definition of "Participant" included in the Stock Option Plan which would have the potential of broadening or increasing insider participation;

vi) the addition of any form of financial assistance;

vii) any amendment to a financial assistance provision which is more favorable to optionees;

viii) the addition of a cashless exercise feature, payable in cash or securities, which does not provide for a full deduction of the number of underlying securities from the Stock Option Plan reserve;

ix) the addition of a deferred or restricted share unit or any other provision which results in optionees receiving securities while no cash consideration is received by the Corporation;

x) any amendment to the transferability provision of the Stock Option Plan;

xi) any amendment that may modify or delete any of the amendment disposition requiring Shareholders' approval; and

xii) any other amendments that may lead to significant or unreasonable dilution in the Corporation's outstanding securities or may provide additional benefits to the participants of the Stock Option Plan, especially insiders, at the expense of the Corporation and its existing Shareholders.

The DSU Plan

The Board may, without shareholder approval but subject to receipt of requisite approval from the TSX, in its sole discretion make all other amendments to the DSU Plan that are not of the type contemplated in the amendment provision requiring Shareholders' approval, including, without limitation:

(i) amend, suspend or terminate the Plan in whole or in part or amend the terms of DSUs credited in accordance with the Plan. If any such amendment, suspension or termination will materially or adversely affect the rights of a Participant with respect to DSUs credited to such Participant, the written consent of such Participant to such amendment, suspension or termination shall be obtained. Notwithstanding the foregoing, the obtaining of the written consent of any Participant to an amendment, suspension or termination which materially or adversely affects the rights of such Participant with respect to any credited DSUs shall not be required if such amendment, suspension or termination is required in order to comply with applicable laws, regulations, rules, orders of government or regulatory authorities or the requirements of any stock exchange on which shares of the Corporation are listed. If the HR Committee terminates the Plan, DSUs previously credited to Participants shall remain outstanding and in effect and be settled in due course in accordance with the terms of this Plan (which shall continue to have effect, but only for such purposes) on the Settlement Date.

The approval of the Board of Directors and the requisite approval from the TSX and the Shareholders of the Corporation (by simple majority vote) shall be required for any of the following amendments to be made to the DSU Plan:

(i) any amendment to the number of shares issuable under the DSU Plan, including an increase in the fixed maximum number of shares or a change from a fixed maximum number of shares to a fixed maximum percentage;

(ii) any change to the definition of "Participant" which would have the potential of broadening or increasing insider participation; and

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(iii) any amendment that may modify or delete any of the amendment provision requiring Shareholders' approval.

The RSU Plan

The Board may, without Shareholder approval but subject to receipt of requisite approval from the TSX, in its sole discretion make all other amendments to the RSU Plan that are not of the type contemplated in the amendment provision requiring Shareholders' approval, including, without limitation:

(i) amend, suspend or terminate the RSU Plan in whole or in part or amend the terms of RSUs credited in accordance with the RSU Plan. If any such amendment, suspension or termination will materially or adversely affect the rights of a participant with respect to RSUs credited to such participant, the written consent of such participant to such amendment, suspension or termination shall be obtained. Notwithstanding the foregoing, the obtaining of the written consent of any participant to an amendment, suspension or termination which materially or adversely affects the rights of such participant with respect to any credited RSUs shall not be required if such amendment, suspension or termination is required in order to comply with applicable laws, regulations, rules, orders of government or regulatory authorities or the requirements of any stock exchange on which shares of the Corporation are listed. If the HR Committee terminates the RSU Plan, RSUs previously credited to participants shall remain outstanding and in effect and be settled in due course in accordance with the terms of this RSU Plan (which shall continue to have effect, but only for such purposes) on the settlement date.

The approval of the Board of Directors and the requisite approval from the TSX and the Shareholders of the Corporation (by simple majority vote) shall be required for any of the following amendments to be made to the RSU Plan:

(i) any increase to the number of shares issuable under the RSU Plan or a change from a fixed maximum number of shares to a fixed maximum percentage;

(ii) any change to the definition of "Participant" which would have the potential of broadening or increasing insider participation; and

(iii) any amendment that may modify or delete any of the amendment provision requiring Shareholders' approval.

Were any amendments made to the security-based compensation arrangements in the last financial year?

 The Board of Directors amended the DSU Plan on April 1st, 2022 to limit the annual grant date value of $150,000 to each eligible director across all equity-based compensation plans of the Corporation in aggregate; this limit excludes the one-time initial grant of DSUs and any amount of director remuneration that an eligible director has elected to receive in the form of DSUs in lieu of cash on a value for value exchange.  Furthermore, the amending clause of the DSU Plan has also been amended to provide that any change to eligible director's participation limit may only be amended with the approval of the TSX and the Shareholders.

FINANCIAL ASSISTANCE

Does the Corporation provide any financial assistance to participants to purchase shares under the security-based compensation arrangements?

The Employee Share Purchase Plan

Under the Employee Share Purchase Plan, the Corporation will contribute to the Eligible Employee contribution an amount equal to 60% of the Eligible Employee's contribution cumulated at the end of each interim period of the Corporation up to a maximum of $9,000 per year.

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The Stock Option Plan

There is no provision allowing financial assistance under the Stock Option Plan.

The DSU Plan and RSU Plan

Not applicable

CHANGE OF CONTROL PROVISIONS

Are there any adjustment provisions under the security-based compensation arrangements?

 The Employee Share Purchase Plan

 Under the Employee Share Purchase Plan, if there is a change of control of the Corporation, all unvested Common Shares held in trust for an Eligible Employee shall be immediately deliverable to the Eligible Employee. The Corporation's contribution shall immediately be made and the Common Shares shall be issued for the then aggregate contribution based on the Current Market Value (as defined in the Employee Share Purchase Plan) of the Common Shares on the date of the change of control prior to the completion of the transaction which results in the change of control and that such Common Shares shall be immediately delivered to the Eligible Employees.

 In addition, in the event there is any change in the Common Shares, whether by reason of a stock dividend, consolidation, subdivision, reclassification or otherwise, an appropriate adjustment shall be made by the committee authorized by the Board to oversee the Employee Share Purchase Plan in the number of Common Shares available under the Employee Share Purchase Plan. If such an adjustment shall result in a fractional Common Share, the fraction shall be disregarded. All such adjustments shall be conclusive, final and binding for all purposes of the Employee Share Purchase Plan.

The Stock Option Plan

 Under the Stock Option Plan, if there is a change of control of the Corporation, all unvested options outstanding at the time of the change of control shall vest and become immediately exercisable.

 Under the Stock Option Plan, in the event that the outstanding Common Shares are changed into or exchanged for a different number or kind of shares or other securities of the Corporation, or in the event that there is a reorganization, amalgamation, consolidation, subdivision, reclassification, dividend payable in capital stock or other change in capital stock of the Corporation, then each participant holding an option shall thereafter upon the exercise of the option granted to him, be entitled to receive, in lieu of the number of shares to which the participant was theretofore entitled upon such exercise, the kind and amount of shares or other securities or property which the participant would have been entitled to receive as a result of any such event if, on the effective date thereof, the participant had been the holder of the shares to which he was theretofore entitled upon such exercise.

 In the event the Corporation proposes to amalgamate, merge or consolidate with any other Corporation (other than with a wholly-owned subsidiary of the Corporation) or to liquidate, dissolve or wind-up, or in the event an offer to purchase the shares of the Corporation or any part thereof shall be made to all Shareholders, the Corporation shall have the right, upon written notice thereof to each participant, to require the exercise of the option granted pursuant to the Stock Option Plan within the thirty (30) day period following the date of such notice and to determine that upon such thirty (30) day period, all rights of the participant to exercise same (to the extent not theretofore exercised) shall ipso facto terminate and cease to have any further force or effect whatsoever.

 The DSU Plan

 Under the DSU Plan, if a Change of Control takes place, all unvested DSUs become vested at the time of the Change of Control.  The settlement of such DSUs however remains subject to the termination of the Director's mandate.

 Whenever dividends are paid on Common Shares, additional DSUs will be automatically granted to each participant who holds DSUs on the record date for such distribution of dividend. The number of such DSUs (rounded to the nearest whole DSU) to be credited as of a dividend payment date shall be determined by dividing the aggregate dividend that would have been paid to such participant if the participant's DSUs had been Common Shares by the market value on the date on which the distributions were paid on the Common Shares. DSUs granted to a participant under the section on credits shall be subject to the same vesting as the DSUs to which they relate.

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The RSU Plan

 Under the RSU Plan, if there is a change of control of the Corporation, all outstanding RSUs vest, irrespective of any performance vesting conditions.

 In the event of any stock dividend, stock split, combination or exchange of shares, merger, consolidation, recapitalization, amalgamation, plan of arrangement, reorganization, spin-off or other distribution (other than normal cash dividends) of the Corporation's assets to Shareholders or any other change affecting the Common Shares, such adjustments as are required to reflect such change shall be made with respect to the number of RSUs in the accounts maintained for each participant, provided that no fractional RSUs shall be issued to participants and the number of RSUs to be issued in such event shall be rounded down to the next whole number of RSUs.

 Whenever dividends are paid on Common Shares, additional RSUs will be automatically granted to each participant who holds RSUs on the record date for such dividend. The number of such RSUs (rounded to the nearest whole RSU) to be credited as of a dividend payment date shall be determined by dividing the aggregate dividends that would have been paid to such participant if the participant's RSUs had been Common Shares by the market value on the date on which the dividends were paid on the Common Shares. RSUs granted to a participant under the section on credits for dividends shall be subject to the same vesting as the RSUs to which they relate.

BLACK-OUT PERIODS

Are there any blackout period provisions under the security-based compensation arrangements?

 Under the Stock Option Plan, in the event that the term of an option expires during such period of time during which insiders are prohibited from trading in shares as provided by the Corporation's Securities Trading Policy, as it may be implemented and amended from time to time or within 10 business days thereafter, the option shall expire on the date that is 10 business days following the Blackout Period (as defined in the Stock Option Plan). Although the Blackout Period would only cover insiders of the Corporation, the extension would apply to all participants who have options, which expire during the Blackout Period.

PENSION PLAN BENEFITS

The Corporation has not adopted any retirement plan or pension plan providing for payment of benefits.

TERMINATION AND CHANGE OF CONTROL BENEFITS

The Corporation has entered into employment agreements with its OR Named Executives on terms and conditions comparable to market practice for public issuers in the same industry and market and of the same size as the Corporation. The following section describes the estimated potential payments and benefits under the employment agreements to which the OR Named Executives would have been entitled if a termination of employment without cause or change in control occurred on December 31, 2022.

The employment agreements for each of the OR Named Executives, include the following:

A. Termination without cause:

(1) Base salary and average annualized bonus paid or declared in the last two years:

  a payment equal to the sum of: between one (1) and one and half (1.5) times the annual base salary and the average annualized bonus paid or declared in the last two years.

(2) Benefits (insurance and others):

  the Corporation shall continue all benefits for a corresponding period of time equal to between one (1) year and one and a half (1.5) years from the cessation of the OR Named Executive's employment (the "Extended Benefits Period").
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(3) Unvested equity acceleration:

  any RSUs held by the OR Named Executives, as applicable, shall vest and be payable pursuant to the provisions of the RSU plan, as amended from time to time. The OR Named Executives shall also be entitled to exercise options vesting during Extended Benefit Period pursuant to the provisions of the Stock Option Plan.

In the case of termination of employment initiated by the Corporation for reasons other than just cause, including constructive dismissal, within 18 months following a Change of Control, the OR Named Executives will be entitled to the following severance payment:

B. Change of control ("CoC"):

(1) Base salary and average annualized bonus paid or declared in the last two years:

  a payment equal to the sum of: between one and half (1.5) and two (2.0) times the annual base salary and the average annualized bonus paid or declared in the last two years.
  the OR Named Executives will be entitled to the current year short-term incentive payment in accordance with the actual achievements for the period they were employed.
  in the event the CoC event is deemed by the Board of Directors to be "hostile", CoC severance payments may also be made to OR Named Executives who voluntarily resigns within 6 months following the "hostile" CoC.

(2) Benefits (insurance and others):

  the Corporation shall continue all benefits for a corresponding period of time equal to between one and a half (1.5) and two (2.0) years from the cessation of the OR Named Executive's employment.

(3) Unvested equity acceleration:

  All unvested options and RSUs vest, irrespective of any performance conditions.

OBL:

In the case of termination without cause, the OBL Named Executive shall be entitled to the following severance payment:

A. Termination without cause:

(1) The sum of: base salary until the date of termination and the current bonus payment on a pro rate basis in accordance with the actual achievements for the period the OBL Named Executive was employed.

(2) One (1.0) time the sum of the OBL Named Executive's based salary and average annualized bonus paid or declared in the last two years.

(3) The aggregate COL Subsidy, including for the portion calculated on the total cash compensation paid to the OBL Named Executive further to such termination and for such portion required to extinguish any remaining liabilities under the OBL Named Executive's residential lease agreement.

(4) Benefits (insurance and others):

  the Corporation shall continue all benefits for a corresponding period of one (1) year from the cessation of the OBL Named Executive's employment (the "OBL Extended Benefits Period").

(5) Unvested equity acceleration:

  any RSUs held by the OBL Named Executive, as applicable, shall vest and be payable pursuant to the provisions of the Corporation's RSU plan, as amended from time to time. The OBL Named Executive shall also be entitled to exercise options vesting during OBL Extended Benefit Period pursuant to the provisions of the Corporation's Stock Option Plan.

In the case of termination of employment initiated by OBL for reasons other than just cause, but including by way of constructive termination or upon the maturity of the employment contract, within 18 months following a change of control, the OBL Named Executives will be entitled to the following severance payment:

B. Change of Control ("OBL CoC"):

(1) The sum of: base salary until the date of termination and the current bonus payment on a pro rate basis in accordance with the actual achievements for the period the OBL Named Executive was employed.

(2) One and half (1.5) times the sum of the OBL Named Executive's based salary and average annualized bonus paid or declared in the last two years.

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(3) The aggregate COL Subsidy, including for the portion calculated on the total cash compensation paid to the OBL Named Executive further to such termination and for such portion required to extinguish any remaining liabilities under the OBL Named Executive's residential lease agreement.

(4) Benefits (insurance and others):

  the Corporation shall continue all benefits for a corresponding period of one and half (1.5) years from the cessation of the OBL Named Executive's employment.

(5) Unvested equity acceleration:

  All unvested options and RSUs vest, irrespective of any performance conditions.

The employment agreement of Mr. Michael Spencer is a fixed-term contract that can be extended for one additional year at the end of its term; should his employment agreement not be extended and be terminated at its term, the OBL Named Executive shall be entitled to the severance payments outlined in section A (Termination without cause) above.

Termination by the Corporation Without Cause

If an OR Named Executive or OBL Named Executive is terminated by the Corporation (or by OBL) without cause, such OR Named Executive or OBL Named Executive will be entitled to:

Compensation(1)	Sean Roosen ($)	Sandeep Singh ($)	Frédéric Ruel ($)	André Le Bel ($)	Michael Spencer ($)
Cash Severance
Annual base salary level	600,000	975,000	300,000	318,000	284,424
Average Annualized Bonus	618,000	965,813	296,200	325,975	276,772
Unvested Equity acceleration
Options(2)	399,611	1,156,017	184,843	201,217	119,958
RSUs(3)	1,759,476	3,157,119	926,769	1,118,309	600,176
Benefits
Insurance and Others(4)	50,000	66,400	59,400	59,700	642,100(5)
TOTAL	3,427,087	6,320,349	1,767,212	2,023,201	1,923,430

NOTES:
(1)	All amounts are calculated as at December 31, 2022 and OR Named Executives and OBL Named Executive are also entitled to receive payment of any accrued unpaid vacation.
(2)	These amounts reflect the aggregate dollar value that would be realized by multiplying the number of unvested options, which would vest during the applicable extended benefit period by the difference between $16.32, being the closing price of the Common Shares of the Corporation on the TSX on December 30, 2022 and the respective exercise price of such options.
(3)	These amounts are prorated based on the period worked during the applicable extended benefit period (also taking into account achievement of all long-term objectives) by $16.32 being the closing price of the Common Shares of the Corporation on the TSX on December 30, 2022.
(4)	These amounts represent the dollar value of the insurance benefit of the OR Named Executives and OBL Named Executive, which would be continued for a term of 12 months (18 months for the Executive Chair of the Board and the President and CEO); benefits include group insurance (but exclude long-term disability) and outplacement benefits in an amount of $50,000 and other benefits.
(5)	This amount represents the monthly rent of US$12,000.00, which is to be paid by OBL for the remaining term of the lease.

Termination of Employment Following Change of Control

The OR Named Executives and OBL Named Executive will be entitled to the following severance payment (i) if they are terminated by the Corporation for reasons other than just cause, including constructive dismissal within 18 months following a CoC, or (ii) if the OR Named Executives and the OBL Named Executive voluntary resign within 6 months following a CoC which has been deemed "hostile" by the Board of Directors of the Corporation:

Compensation(1)	Sean Roosen ($)	Sandeep Singh ($)	Frédéric Ruel ($)	André Le Bel ($)	Michael Spencer ($)
Cash Severance
Annual base salary level	800,000	1,300,000	450,000	477,000	426,636
Average Annualized Bonus	824,000	1,287,750	444,300	488,963	415,157
Unvested Equity acceleration
Options(2)	473,958	1,276,830	351,364	382,102	225,983
RSUs(3)	2,443,104	4,249,728	1,357,824	1,597,728	864,960
Benefits
Insurance and Others(4)	50,000	71,900	64,100	64,600	664,600(5)
TOTAL	4,591,062	8,186,208	2,667,588	3,010,393	2,597,336

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NOTES:
(1)	All amounts are calculated as at December 31, 2022 and Named Executives are also entitled to receive payment of any accrued unpaid vacation.
(2)

These amounts reflect the aggregate dollar value that would be realized by multiplying the number of unvested options, which would vest during the applicable extended benefit period by the difference between $16.32, being the closing price of the Common Shares of the Corporation on the TSX on December 30, 2022 and the respective exercise price of such options. The options and RSUs

(3)

These amounts are prorated based on the period worked during the applicable extended benefit period (also taking into account achievement of all long-term objectives) by $16.32 being the closing price of the Common Shares of the Corporation on the TSX on December 30, 2022.

(4)

These amounts represent the dollar value of the insurance benefit of the OR Named Executives and OBL Named Executive which would be continued for a term of 18 months (24 months for the Executive Chair of the Board and the President and CEO); benefits include group insurance (but exclude long-term disability) and outplacement benefits in an amount of $50,000 and other benefits.

(5)	This amount represents the monthly rent of US$12,000.00 which is to be paid by OBL for the remaining term of the lease.

Each of the Executive employment agreements entered into by the OR Named Executives with the Corporation or by the OBL Named Executive with OBL provide for non-competition clauses based on the following terms:

Type of Termination	Non-Competition Period
For Cause	12 months
Without Cause	6 months
By the Executive	6 months
Following a Change of Control	6 months
Maturity of the Agreement (OBL Named Executive only)	6 months

In addition, each of the OR Named Executives undertakes, following the date of his termination for any reason, not to solicit the Corporation's or OBL's agents, administrators, officers, directors, managers or business executives, consultants or employees for a period of 12 months.

Policy on Recovery of Incentive Compensation

The Corporation's Policy on Recovery of Incentive Compensation (the "Policy" - also commonly known as a "Clawback Policy") is applicable to the Executive Chair of the Board, the President and CEO, the CFO and all other Vice Presidents duly appointed by the Board (the "Executive Officers") of the Corporation or any of its subsidiary entities who performs a policy-making function in respect of the entity (including any former Executive Officer).

As part of the principal guidelines, the Board may be entitled to recover from Executive Officers compensation paid as part of the incentive compensation, which includes, with respect to the 24 months preceding a restatement, all bonuses awarded to the Corporation's Executive Officers as well as performance based long-term compensation in direct relation to an event that would require a restatement, but excludes compensation granted or vested other than in relation to performance criteria (the "Incentive Compensation"), the restatement guidelines include:

(i) approved quarterly or annual financial statements be subsequently the subject of or affected by a material restatement of all or a portion of the Corporation's financial statements (a "Restatement") if and only if:

a. such Restatement is resulting from gross negligence, intentional misconduct, fraud or other similar intentional misconduct; and

b. the Incentive Compensation payment received by Executive Officers would have been lower had the financial statements not been subject to a Restatement.

For greater certainty, in case of Restatement, all Executive Officers shall be subject to recovery; regardless of whether or not any such Executive Officer has no responsibility for such Restatement.

The Board may determine whether any other facts, circumstances or legal obligations make it appropriate for the Board to consider, in the exercise of its fiduciary obligations to the Corporation, that a recovery of Incentive Compensation is necessary. The Policy is available on the Corporation's website at https://osiskogr.com/en/governance-2/policies/.

SECURITIES OWNERSHIP

Formal securities ownership guidelines (the "Guidelines") were assented by the Board of Directors on May 6, 2015 in order to further align the long-term interests of the Corporation's Shareholders and that of its directors and officers. In November 2022, further to a review of the Guidelines by the HR Committee, changes were proposed which consisted of increasing the respective minimum level of securities ownership to further align the interest of the executive team with the interest of Shareholders of the Corporation

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The ownership requirements can be met through the holding of Common Shares, DSUs and RSUs and the method of calculation for the determination of the value of the securities held, is based on the TSX closing price of the Common Shares of the Corporation on December 31st or, if this date is not a trading day, on the last TSX trading day of the year.

The following table illustrates the amounts and levels established for the minimum requirement for non-executive directors and OR Named Executives. The Corporation's Guidelines are not applicable to the OBL Named Executive:

Categories	Securities Ownership Levels (as Multiple of Annual Base Salary Level/Retainer)
Lead Director and Directors	3.0 Times Basic Retainer and DSUs
Executive Chair	3.0 Times Annual Base Salary Level
President and CEO	5.0 Times Annual Base Salary Level
CFO and VP, Legal	3.0 Times Annual Base Salary Level

Newly elected or appointed directors have four years to comply with the ownership requirement from the date of their election or appointment. Newly appointed Named Executives have three years to comply with the ownership requirement from the date of their appointment. In the event of an increase in salary, Director retainer and DSUs or in the level of securities ownership requirement for Directors or executive officers, Directors impacted by such increase shall have four years and executive officers shall have three years to comply with the increased level of ownership requirement starting from the effective date of such increase.

The following table sets out the securities ownership status of non-executive directors and OR Named Executives as at December 30, 2022 at a closing price of $16.32:

The Securities Ownership of Directors and OR Named Executives:

Name and Position	HOLDINGS			Total Value(1)	Securities Ownership Level(2) ($)	Compliance with the Guidelines
	Number of Common Shares	Number of DSUs	Number of RSUs (Fixed Component only)	($)		Yes / No / Target Date
John R. Baird Director since April 6, 2020	2,818	35,463	n/a	581,574	480,000	Yes
Joanne Ferstman Lead Director since April 30, 2014	19,500	124,104	n/a	2,343,617	840,000	Yes
Edie Hofmeister(3) Director since May 12, 2022	NIL	14,180	n/a	231,417	480,000	No To be attained by November 2026
W. Murray John Director since February 19, 2020	NIL	35,004	n/a	571,265	480,000	Yes
Robert Krcmarov(4) Director since October 11, 2022	NIL	11,656	n/a	190,226	480,000	No To be attained by November 2026
Pierre Labbé Director since February 17, 2015	6,145	73,565	n/a	1,300,867	480,000	Yes
Candace MacGibbon Director since January 19, 2021	NIL	26,211	n/a	427,763	480,000	No To be attained by November 2026
Charles E. Page(3) Director since April 30, 2014	26,915	84,191	n/a	1,813,250	480,000	Yes
Sean Roosen Director since April 30, 2014 Executive Chair since November 25, 2020	564,964	n/a	76,768	10,473,066	1,200,000	Yes
André Le Bel VP, Legal since February 17, 2015	101,238	n/a	50,247	2,472,235	954,000	Yes
Frédéric Ruel CFO since February 20, 2020	50,682	n/a	42,672	1,523,537	900,000	Yes
Sandeep Singh President and CEO since November 25, 2020	193,344	n/a	133,877	5,340,247	3,250,000	Yes
Michael Spencer(4) Managing Director OBL	45,210	n/a	27,197	1,181,682	n/a	n/a

NOTES:
(1)	As provided in the Guidelines, the value of holdings is based on TSX closing price of the Common Shares of the Corporation on December 30, 2022, being $16.32.
(2)	For OR Named Executives, the level of securities ownership is based on salaries effective as of January 1st, 2022.
(3)	Mr. Charles E. Page will not stand for re-election at the Meeting.
(4)	Mr. Michael Spencer is not subject to the Corporation's Guidelines.

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As at December 31, 2022, the Directors and executive officers of the Corporation held, as a group, 983,915 Common Shares of the Corporation, representing 0.53% of the Corporation's issued and outstanding Common Shares.

As at December 31, 2022, the aggregate value of the total number of securities held by non-executive directors and Named Executives (only including the fixed component of RSUs) represents a value of $29,235,631 ($37,281,221 as of May 5, 2023).

Securities Trading Policy and Hedging Prohibition

The Securities Trading Policy of the Corporation applies to Directors, officers and employees who are or may be insiders of the Corporation.  Transactions in the securities of the Corporation are only permitted outside blackout periods. Based on the guidelines provided in the Securities Trading Policy, a prior written approval for any purchase or sale of securities of the Corporation must be obtained from one of the Executive Officers identified therein, which approval will be valid for a maximum of ten (10) business days.  In addition, blackout periods are implemented: (i) during the period encompassed between the tenth trading day preceding public disclosure of the financial results and the second trading day following the public disclosure of the financial results for a fiscal quarter or fiscal year end by way of press release; (ii) during the period encompassed between the end of the quarter and the first trading following public disclosure of preliminary production results; and (iii) on an ad hoc basis.

The Corporation forbids all insiders from using any strategy relating to or to use derivative instruments in respect of securities of the Corporation, including purchasing financial instruments that are designed to hedge or offset a decrease in market value of the securities of the Corporation.  The policy is available on the Corporation's website at https://osiskogr.com/en/governance-2/policies/.

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QUICK FACTS - CORPORATE GOVERNACE MATTERS

ELECTION METHOD	Majority Voting and Director Resignation Policy
CONTROLLED COMPANY	No
DUAL-CLASS VOTING	No
COMBINED CHAIR/CEO	Split roles
DIRECTOR AGE LIMIT	Yes
DIRECTOR TERM LIMIT	Yes
WRITTEN GENDER DIVERSITY POLICY (BOARD AND CORPORATE TALENT)	Yes Board: 30% (target: 40% by June 30, 2024) Executive Officers: 22.2% (target 25%)
CONFLICT OF INTEREST AND RELATED PARTY TRANSACTION	The Board formally adopted a Conflict of Interest and Related Party Transaction Policy with a view to document what the Corporation has been doing for years to address related party transactions and, to provide a structure to address any such potential transactions in the future.
CODE OF ETHICS	Applies to all Directors, officers, employees, consultants and agents acting on behalf of the Corporation which sets out the Corporation's ethical guidelines and best practices to follow for the integrity, trust and respect.
WHISTLEBLOWING POLICY	The Corporation has recently improved its existing Whistleblowing Policy through a third-party provider of confidential, anonymous reporting services. There have been no whistleblower incidents reported to date.
SECURITIES TRADING POLICY	Directors, officers and employees are prohibited from trading in securities of the Corporation while in possession of material information which has not been disclosed.
DISCLOSURE POLICY	The Corporation's Disclosure Management Committee oversees the Corporation's corporate disclosure practices and ensures compliance thereto. The Disclosure Management Committee is also responsible for all disclosure obligations and for overseeing disclosure controls and procedures. It reviews and approves all public disclosure prior to its dissemination.
ANTI-BRIBERY, ANTI-CORRUPTION AND ANTI-MONEY LAUNDERING POLICY	The Board adopted an Anti-Bribery, Anti-Corruption and Anti-Money Laundering Policy which provides a framework to ensure that the Corporation, together with its respective directors, officers, employees, agents and representatives conducts business: (i) in an honest and ethical manner reflecting the highest standards of integrity; (ii) in compliance with all laws, instruments, rules and regulatory requirements applicable to the Corporation; (iii) in compliance with the Corporation's Code of Ethics and; (iv) in a manner that does not contravene anti-bribery, anti-corruption and anti-money laundering laws that apply to the Corporation.
HUMAN RIGHTS POLICY	The Board adopted a Human Rights Policy which promotes respect for the human rights of all stakeholders of the Corporation and provides remedy when applicable. The Corporation does not tolerate any form of exploitation or slavery (or other forced labour), including child labour and any form of discrimination against people.
HUMAN RESOURCES, HEALTH AND SAFETY POLICY	The Board adopted a Human Resources, Health and Safety Policy providing its employees with a working environment that recognizes the rights of all employees to safe, equitable and rewarding working conditions, free of any harassment, discrimination or occupational health hazard, the whole in compliance with applicable laws and regulations and recognizing the employees' right to freedom of association and the right to collective bargaining.

2023 Management Information Circular	77

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Corporation is committed to sound corporate governance practices. The Board of Directors has carefully considered the Corporate Governance Guidelines set forth in Policy Statement 58-201 to Corporate Governance Guidelines. A description of the Corporation's corporate governance practices is set out below in response to the requirements of Regulation 58-101 and in the form set forth in Form 58-101F1 "Corporate Governance Disclosure".

Position Descriptions

The Board has developed written position descriptions for the Executive Chair of the Board and the Chairs of the Board Committees, as well as one for the Lead Director and the President and CEO. Such position descriptions can be found on the Corporation's website at:https://osiskogr.com/en/governance-2/positions-descriptions/.

Charter of the Board of Directors and Charters of its respective Committees

The Board has developed written Charters for the Board and each of its standing Committees. The Charter of the Board of Directors is attached as Schedule "A" to this Circular and the Charters of each Committee can be found on the Corporation's website at: https://osiskogr.com/en/governance-2/charters/.

Majority Voting and Director Resignation Policy for Election of Directors

The Majority Voting and Director Resignation Policy for uncontested director elections is in effect since April 2014 and was last amended on March 30, 2016 to reflect comments received from the TSX. Under such policy, if a nominee does not receive the affirmative vote of at least the majority of votes cast at the meeting of Shareholders, the director shall promptly tender his or her resignation for consideration by the Governance and Nomination Committee and the Board. The Governance and Nomination Committee will consider such resignation and make a recommendation to the Board of Directors. The policy is available on the Corporation's website at The Policy is available on the Corporation's website at:

https://osiskogr.com/en/governance-2/policies/.

Policy regarding Tenure on the Board of Directors

The Board of Directors is committed to a process of Board renewal and succession-planning for non-executive directors in order to balance the benefits of experience with the need for new perspectives to the Board while maintaining an appropriate degree of continuity and adequate opportunity for transition of Board and Board Committee roles and responsibilities. Accordingly, the Corporation adopted on March 30, 2016 a policy regarding the tenure on the Board of Directors (the "Board Tenure Policy").

The Governance and Nomination Committee is responsible for recommending nominees for election to the Board and, in furtherance of such responsibility, it analyzes the competencies and skills of existing non-executive directors, oversees an annual director evaluation process, and assesses the current and future needs of the Board, including the need to comply with the Corporation's Policy regarding the diversity of the Board of Directors (as more fully described below).

In order to assist the Governance and Nomination Committee and the Board in succession-planning for non-executive directors and appropriate Board renewal, the Board has adopted limits on Board tenure. Non-executive directors will not be re-nominated for election at an annual meeting after the earlier of the following has occurred:

(a) such director has served 12 years following the later of (i) March 30, 2016 and (ii) the date on which the director first began serving on the Board (the "Term Limit"); or

(b) such director has reached the age of 72 years old on or before the date of the annual or special meeting of Shareholders of the Corporation called in respect of the election of directors (the "Retirement Age");

provided that, for greater certainty, there should be no expectation that a non-executive director will serve on the Board for the periods contemplated by the Term Limit or until such director reaches the Retirement Age (collectively the "Board Tenure Limits").

Notwithstanding the foregoing, the Board Tenure Limits shall not apply to a non-executive director who has yet to be elected annually for the fifth consecutive time by the Shareholders subject to the Corporation's Majority Voting and Director Resignation Policy. Once a non-executive director has been elected or re-elected for five (5) times, these Board Tenure Limits apply notwithstanding that such director has continued to receive satisfactory annual performance evaluations, has needed skills and experience and meets other Board policies or legal requirements for Board service.

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Exceptionally, on a case-by-case basis and on the recommendation of the Governance and Nomination Committee, a non-executive director who has reached the Term Limit or the Retirement Age may be nominated to serve on the Board for up to a maximum of two (2) additional years.

In determining whether to make such a recommendation to the Board, the Governance and Nomination Committee shall consider the following factors, among others:

(a) the director has received positive annual performance assessments;

(b) the Governance and Nomination Committee believes it is in the best interests of the Corporation that the director continues to serve on the Board; and

(c) the director has been re-elected annually by the Corporation's Shareholders in accordance with the Corporation's Majority Voting and Director Resignation Policy.

Notwithstanding the foregoing, the Board retains full discretion in approving such recommendation by the Governance and Nomination Committee.

In addition, directors are expected to inform the Executive Chair of the Board or the Lead Director of any major change in their principal occupation so that the Board would have the opportunity to decide the appropriateness of such director's continuance as a member of the Board or of a Board Committee. Directors are also expected to provide the Executive Chair of the Board or the Lead Director with information as to all boards of directors that they sit on or that they have been asked to join so as to allow the Board to determine whether it is appropriate for such director to continue to serve as a member of the Board or of a Board Committee. The Governance and Nomination Committee will apply Board nominee selection criteria, including directors' past contributions to the Board and availability to devote sufficient time to fulfill their responsibilities, prior to recommending directors for re-election for another term. A copy of the Board Tenure Policy is available on the Corporation's website at:

https://osiskogr.com/en/governance-2/policies/.

Policy regarding the diversity of the Board of Directors

The Corporation is committed to diversity among its Board of Directors. On March 30, 2016, the Board adopted a policy regarding the diversity of the Board of Directors (the "Diversity Policy") relating to candidate selection based on experience and expertise to achieve effective stewardship and management.  In November 2021, the Board of Directors amended its Diversity Policy to establish a new timeline to reach the 40% representation of women of the directors of the Board by June 30, 2024.

In an increasingly complex global marketplace, the ability to draw on a wide range of viewpoints, backgrounds, skills, and experience is critical to the Corporation's success. By bringing together people from diverse backgrounds and giving each person the opportunity to contribute their skills, experience and perspectives in an inclusive workplace, the Corporation believes that it is better able to develop solutions to challenges and deliver sustainable value for the Corporation and its stakeholders. The Corporation considers diversity to be an important attribute of a well-functioning Board, which will assist the Corporation to achieve its long-term goals.

The Corporation recognizes that gender diversity is a significant aspect of diversity and also acknowledges the important role that women with appropriate and relevant skills and experience can play in contributing to the diversity of perspective on the Board. Furthermore, the Board has not set a target for the representation of other ethnic diversity as it would rather consider diversity of experience, perspective, education, background, ethnicity, gender and national origin as part of its overall evaluation of director nominees for election or re-election to the Board.

To ensure sound corporate governance, the Governance and Nomination Committee is guided by the following principles in recommending candidates to the Board of Directors:

i) ensuring that the Board of Directors of the Corporation is composed of directors who possess extensive knowledge, skills and competencies, diverse points of view, and relevant expertise, enabling them to make an active, informed and positive contribution to the management of the Corporation, the conduct of its business and the orientation of its development;

2023 Management Information Circular	79

ii) seeking a balance in terms of the knowledge and competencies of directors to ensure that the Board of Directors can fulfil its role in all respects; and

iii) To the extent practicable, seeking directors who represent gender diversity, members of the designated groups (as defined in the Employment Equity Act), ages, cultural communities, geographic areas and other characteristics of the communities in which the Corporation conducts its business.

In order to achieve its target of 40% of women representation on the Board of Directors by June 30, 2024, the Governance and Nomination Committee shall:

  maintain a short list of potential candidates for election to the Board of Directors which list shall include a majority of women candidates; this list shall take into account that qualified candidates may be found in a broad array of organizations;
  periodically assess the effectiveness of the nomination process at achieving the Corporation's diversity objectives outlined in this Policy; and
  in order to support the specific objective of gender diversity, consider the level of representation of women on the Board and ensure that women were included in the short list of candidates being considered for a Board position.

As of the date hereof, the following chart presents diversity on the Board:

Ms. Joanne Ferstman, Ms. Edie Hofmeister and Ms. Candace MacGibbon currently represent 30% of the ten (10) directors.

Further, the President and CEO of the Corporation is a member of the "30% Club". The "30% Club" promotes gender balance on boards to encourage better leadership and governance.  In addition, the "30% Club" also aims to develop a diverse pool of talent for all businesses through the efforts of its members who are committed to better gender balance at all levels of their organizations.

In making its decision to select a director nominee, the Governance and Nomination Committee considers the selection criteria approved by the Board, as well as its analysis of the Board's needs based on the above criteria. These selection criteria are reviewed periodically.  The Corporation will continue to measure its Diversity Policy's efficiency to ensure to meet or exceed the target.

The Diversity Policy is reviewed annually by the Governance and Nomination Committee to ensure it is effective in achieving its objectives. Any changes to the Diversity Policy as well as additional diversity achievements will be reported annually in the Corporation's Circular. A copy of the Diversity Policy is available on the Corporation's website at:

https://osiskogr.com/en/governance-2/policies/.

Policy regarding the diversity in corporate talent

The Corporation is committed to diversity among its Management team. On November 9, 2016, the Board adopted a policy regarding the diversity in corporate talent (the "Management Diversity Policy") relating to candidate selection based on merit in order to select the best person to fulfill each position within the organization. At the same time, the Corporation recognizes that diversity is important to ensure that the profiles of its team provide the necessary range of perspectives, experience and expertise required to achieve corporate objectives.

In an increasingly complex global marketplace, the ability to draw on a wide range of viewpoints, backgrounds, skills, and experience is critical to the Corporation's success. By bringing together people from diverse backgrounds and giving each person the opportunity to contribute their skills, experience and perspectives in an inclusive workplace, the Corporation believes that it is better able to develop solutions to challenges and deliver sustainable value for the Corporation and its stakeholders. The Corporation considers diversity to be an important attribute of a well-functioning company, which will assist the Corporation to achieve its long-term goals.

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The Corporation recognizes that gender diversity is a significant aspect of diversity and acknowledges the important role that women with appropriate and relevant skills and experience can play in contributing to the diversity of perspective on the Corporation.

The purpose of the Management Diversity Policy is to communicate the importance the Corporation places on the diversity within its organization.

The Corporation believes that diversity enriches discussion and performance of the team in the pursuit of its short and long-term corporate objectives. As part of its strategy to recruit and maintain a diversified organization, it will:

  promote diversity within its team, with particular emphasis on gender diversity;
  promote the contribution of women to the success of the organization;
  assist in the development of women within the organization through training, inside sponsorship and outside mentoring;
  ensure that for every open position within the organization, at least one female be considered as a potential candidate;
  actively participate in internal and external initiatives to promote diversity in its industry with specific focus on gender diversity;
  encourage an awareness in all staff of their rights and responsibilities with regard to fairness, equity and respect for all aspects of diversity; and
  provide work environment that accommodates family and work life balance, while maintaining a high achievement culture.

The Corporation aims to have 25% of officer positions held by women.

The executive team will report annually to the Governance and Nomination Committee on its diversity program, including:

i. gender distribution of employees;

ii. corporate participation on initiatives (internal and external) to promote gender diversity; and

iii. current trends in diversity programs.

The Corporation will also report externally on its performance in the application of diversity programs.

The Management Diversity Policy will be reviewed annually by the Governance and Nomination Committee to ensure it is effective in achieving its objectives. Any changes to the Management Diversity Policy as well as additional diversity achievements will be reported annually in the Corporation's Circular. A copy of the Management Diversity Policy is available on the Corporation's website at:

https://osiskogr.com/en/governance-2/policies/.

As of the date hereof, the chart below presents diversity on the Executive team:

Employee Diversity

The Board and Management believe that diversity and inclusion efforts contribute to a culture of performance and enhance decision making at all levels of the organization.

Accordingly, the Corporation evaluates its approach on an ongoing basis to ensure it is responsive to evolving best practices in diversity and inclusion. In its recruiting and staffing efforts, the Corporation seeks out diversity of gender, background, experience and perspective in order to foster diversity of thought and to build diverse teams.

As of the date hereof, the chart below presents the overall diversity within the organization:

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Although the Corporation has not adopted a formal target regarding employee diversity, the Corporation monitors the diversity of its workforce on an ongoing basis and when the time comes to select a candidate for a new position or as a replacement, the Corporation considers the benefit of diversity in its selection criteria.

Conflict of Interest and Related Party Transaction Policy

On November 9, 2022 the Board adopted a Conflict of Interest and Related Party Transaction Policy to effectively identify, evaluate, disclose and manage actual or potential conflicts of interest as well a related party transactions which may arise in relation to the activities of the Corporation.  The Board is ultimately responsible for ensuring that any situation of actual or potential conﬂict of interest as well as related party transactions are eﬀectively identiﬁed and managed.

The Corporation's Conflict of Interest and Related Party Transaction Policy aims at ensuring (i) the conduct of directors and employees within the Corporation are protected against any appearance of impropriety, (ii) the protection of the reputation of the Corporation, and (iii) that all decisions taken are transparent and in the best interests of the Corporation and in compliance with statutory requirements, while upholding good governance practices.

(a) Conflict of Interest

A conflict of interest is a situation in which a person has, directly or indirectly (through parents, friends, commercial partners, entities with which such person is engaged), a personal, professional or business interest sufficient to appear to influence the objectivity of such person's duties within the Corporation.

Potential directors, directors and employees shall not allow such direct or indirect interest to conflict with their duties and take precedence over the interest of the Corporation. Directors must use their best effort to avoid conflicts of interest.

(b) Related party transactions

Related party transactions include, but are not limited to, any arrangement or transaction between the Corporation or any of its associate companies and a director, employee, or associates of such director or employee.

A director shall disclose all interest that such director may have in a related party transaction with the Corporation or that such director is otherwise involved in a situation of actual or potential conflict of interest, at the beginning of any meeting where such matter will be reviewed by the Board.  Such disclosure shall be recorded in the minutes of proceedings of said meeting.

A report on related party transactions is disclosed annually by directors and officers and is provided to the Audit and Risk Committee for review and consideration.  The Audit and Risk Committee has the explicit responsibility for reviewing and making recommendations to the Board on any related party transaction and shall exercise oversight of the reporting of such transactions in the financial statements of the Corporation.

Where a related party transaction of the Corporation shall be subject to Regulation 61-101 respecting Protection of Minority Security Holders in Special Transactions or other applicable rules of any exchange on which the common shares of the Corporation are listed, such related party transaction shall be disclosed and approved in accordance with the provisions contained therein.

In case of non-compliance with the Conflict of Interest and Related Party Transaction Policy or the failure to immediately disclose any related party transaction or any situation of actual or potential conflict of interest and/or to take any action agreed with the Chief Financial Officer or the Corporate Secretary in a timely manner, an employee may be subject to disciplinary actions and may also be held personally liable for such acts and/or omissions.

As part of our year-end procedures, management distributes a detailed questionnaire to each member of the Board and the officers of the Corporation to inquire as to their knowledge of any related party transaction. Accordingly, the Corporation's internal audit procedures include: (i) distributing a detailed questionnaire to all directors and officers of the Corporation; (ii) identification and coding of related party transactions; (iii) reviewing the Corporation's current related parties and associated transactions (as applicable); (iv) disclosures from Board members and officers regarding their ownership of other entities; (v) participation on additional Boards and previous employment history; (vi) analyzing the results received; and (vii) the Corporation has established guidelines to assist its accounting personnel to determine whether a supplier qualifies as a related party.

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The Corporation has investments in associates over which the Corporation has significant influence.  Accordingly, when assessing whether the Corporation exercises significant influence or not over such associates, Management evaluates a number of key factors, namely:

  Equity interest held by the Corporation;
  Officer or director role occupied by an officer and/or director of the Corporation;
    Importance of roles such as Chief Executive Officer or Chair of the Board of Directors; and
    Material/significant transactions with the associate.

A copy of the Conflict of Interest and Related Party Transaction Policy is available on the Corporation's website at:

https://osiskogr.com/en/governance-2/policies/.

Whistleblowing Policy

The Corporation is committed to the highest possible standards of openness, honesty and accountability as its various stakeholders are expecting this and are entitled to it.

The Corporation strongly encourages employees to report any dishonest, fraudulent, unacceptable behaviour, conduct and practices made by its employees regarding accounting, internal accounting controls or auditing, bribery and corruption or other related matters (a "questionable event") and expects them and, as applicable, those of its subsidiaries (Osisko and its subsidiaries) to feel confident about disclosing and reporting on any concerns they may have about any questionable event they are aware of by using the services of a third party provider of confidential, anonymous report provided in the policy.

In line with Osisko's above-stated commitment, the Whistleblowing Policy is structured as a formal tool to allow the receipt, retention and treatment of complaints, denunciations, warnings and any form of notice by any employee of the Corporation regarding a questionable event.

The compliance officer will maintain a record of concerns raised and the outcomes (but in a form which does not endanger the confidentiality of a concerned employee's identity where necessary) and will report to the Chair of the Audit and Risk Committee, and, as necessary, to management.

Nothing in the policy shall prevent an employee from reporting a questionable event to any government agency, such as the U.S. Securities and Exchange Commission, as provided for or protected under applicable law and regulations.

There has been no "questionable event" (as defined in the Whistle Blowing Policy) communicated in 2022 through the ethics line or otherwise, to report any conduct of a director or Executive Officer that would constitute a departure from the Code of Ethics.

A copy of the Whistleblowing Policy is available on the Corporation's website at:

https://osiskogr.com/en/governance-2/policies/.

Human Rights Policy

In March 2023, the Board adopted a Human Rights Policy which formalizes the principles that have continually guided the Corporation. This policy complements the values set out in Osisko's Code of Ethics.  It also ensures that whether directly through its action or indirectly through the influence that it may exert on its partners, the Corporation promotes respect for the human rights of all stakeholders of the Corporation and provides remedy when applicable.

This policy is based on principles established by the United Nations' Guiding Principles on Business and Human Rights, the Canadian Charter of Rights and Freedoms, the Québec Charter of human rights and freedoms and the UN Global Compact.  It applies to all directors, officers, employees and consultants of the Corporation and its wholly-owned subsidiaries.

The Corporation is committed to respecting human rights principles in all jurisdictions in which it does business.

The Corporation encourages its Directors, officers, employees and consultants to use the anonymous independent resource identified in the policy to disclose any human rights related grievance.  The Corporation does not tolerate any retaliation that could be made against a director, officer, employee or consultant who reported a grievance. Retaliatory action will be sanctioned severely and may warrant immediate dismissal.

Any director, officer, employee or consultant who becomes aware of any action, which could constitute a violation to this policy, is required to report such violation through a third party provider of confidential, anonymous reporting services.

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A copy of the Human Rights Policy is available on the Corporation's website at:

https://osiskogr.com/en/governance-2/policies/.

Anti-Bribery, Anti-Corruption and Anti-Money Laundering Policy

In March 2023, the Board adopted an Anti-Bribery, Anti-Corruption and Anti-Money Laundering Policy. The Corporation promotes zero-tolerance against bribery, corruption and money-laundering and entrenches such fundamental principles in its corporate values.

Many countries, such as Canada and the United States, have passed legislation criminalizing bribery of government officials such as the Canadian Criminal Code and Corruption of Foreign Public Officials Act (Canada), the Foreign Corrupt Practices Act (USA) and other relevant local laws in the countries where the Corporation carries on business activities. The sanctions for violating such laws can be acute and may include individual and corporate fines, as well as imprisonment.

The Corporation's Anti-Bribery, Anti-Corruption and Anti-Money Laundering Policy provides a framework to ensure that the Corporation, together with its respective directors, officers, employees, agents and representatives conducts business:

• in an honest and ethical manner reflecting the highest standards of integrity;

• in compliance with all laws, instruments, rules and regulatory requirements applicable to the Corporation;

• in compliance with the Corporation's Code of Ethics and;

• in a manner that does not contravene anti-bribery, anti-corruption and anti-money laundering laws that apply to the Corporation.

Compliance by all directors, officers, employees, agents or representatives with the Corporation's Anti-Bribery, Anti-Corruption and Anti-Money Laundering Policy, as amended from time to time, is required.

The Corporation's personnel and representatives must not make any contribution or provide any donations or financial support to any political party, political organization, politician or election candidate for any political office or incur any other political expenditure on behalf of the Corporation, except as may be pre-approved by the Compliance Officer in writing.  Donations or financial support includes prize donations or purchasing tickets for events such as dinners, speaking engagements or golf tournaments where such funds constitute in full, or in part, a political donation. All approved political contributions must be carefully recorded and transparent.

Any director, officer, employee, agent and representative who becomes aware of any action which could constitute a violation of the Anti-Bribery, Anti-Corruption and Anti-Money Laundering Policy is required to report such violation either to their immediate supervisor or, if an individual is not comfortable discussing the matter with their immediate supervisor, or does not believe that such supervisor has dealt with the matter properly, then the individual should raise the matter using the anonymous independent resource identified in the Anti-Bribery, Anti-Corruption and Anti-Money Laundering Policy to disclose any such violation. Nothing shall prevent an employee from reporting a potential violation of the Anti-Bribery, Anti-Corruption and Anti-Money Laundering Policy to any government agency, as provided for or protected under applicable law and regulations.

A copy of the Anti-Bribery, Anti-Corruption and Anti-Money Laundering Policy is available on the Corporation's website at:

https://osiskogr.com/en/governance-2/policies/.

Nothing in the Corporation's Anti-Bribery, Anti-Corruption and Anti-Money Laundering Policy shall prevent an employee from reporting a questionable event to any government agency, such as the U.S. Securities and Exchange Commission, as provided for or protected under applicable law and regulations.

HUMAN RESOURCES MATTERS

In March 2023, the Board adopted a Human Resources, Health and Safety Policy providing its employees with a working environment that recognizes the rights of all employees to safe, equitable and rewarding working conditions, free of any harassment, discrimination or occupational health hazard, the whole in compliance with applicable laws and regulations.  The Corporation is committed to protecting the fundamental rights of its employees in all jurisdictions in which it does business.

The Corporation recognizes the employees' right to freedom of association and the right to collective bargaining.

This policy is based on principles established by the International Labour Organization's Declaration on Fundamental Principles and Rights at Work and the Québec Charter of human rights and freedoms and applies to all Directors, officers, employees and consultants of the Corporation and its wholly-owned subsidiaries.

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The Corporation encourages its directors, officers, employees and consultants that have a bona fide grievance to use the anonymous independent resource identified in this policy to disclose any such grievance.  The Corporation does not tolerate any retaliation that could be made against a director, officer, employee or consultant who reported a grievance.  Any such action will be sanctioned severely and may warrant immediate dismissal.

Any director, officer, employee or consultant who becomes aware of any action, which could constitute a violation to this Policy, is required to report such violation through a third party provider of confidential, anonymous reporting services.  Such anonymous reports will be forwarded directly to the Lead Director of the Corporation for investigation. All such anonymous reports will be treated sensitively and seriously, in the strictest confidence and in accordance with the Corporation's policy and all applicable laws.

A copy of the Human Resources, Health and Safety Policy is available on the Corporation's website at:

https://osiskogr.com/en/governance-2/policies/.

The Corporation has not suffered any workplace fatalities since its creation in 2014.

No employees are covered by a collective bargaining agreement.

Policy on the prevention of Psychological or Sexual harassment in the Workplace and the Handling of complaints

The policy on the prevention of psychological or sexual harassment in the workplace and the handling of complaints (the "Harassment Policy") is in effect since 2019.  The Corporation does not tolerate nor accept any form of psychological or sexual harassment. The Harassment Policy is intended to prevent and put an end to any situation of psychological or sexual harassment in its business, including any form of discriminatory harassment.  The Harassment Policy also provides for intervention measures applicable to harassment complaints filed or situations of harassment reported to the Corporation. All communications are forwarded directly to the Executive Chair of the HR Committee.

Through the above-noted methods, the Board encourages and promotes a culture of ethical business conduct. In addition, the directors, officers and employees of the Corporation are expected to act and to hold their office within the best interests of the Corporation. The Corporation expects that all directors shall act in compliance of all laws and regulations applicable to their office as director of the Corporation.

A copy of the Policy on the prevention of Psychological or Sexual harassment in the Workplace and the Handling of complaints is available on the Corporation's website at:

https://osiskogr.com/en/governance-2/policies/.

There has been no psychological or sexual harassment complaint in 2022 to the responsible persons designated by the Corporation.

Code of Ethics

The Board has adopted a Code of Ethics (the "Code of Ethics") applicable to all of its directors, officers and employees.

The Code of Ethics communicates to directors, officers and employees' standards for business conduct in the use of Osisko time, resources and assets, and identifies and clarifies proper conduct in areas of potential conflict of interest. Each director, officer and employee is provided with a copy of the Code of Ethics and is asked to sign an acknowledgement that the standards and principles of the Code of Ethics will be maintained at all times on Osisko business. The Code of Ethics is designed to deter wrongdoing and promote: (a) honest and ethical conduct; (b) compliance with laws, rules and regulations; (c) prompt internal reporting of Code of Ethics violations; and (d) accountability for adherence to the Code of Ethics. Violations from standards established in the Code of Ethics, and specifically under internal accounting controls, are reported to the CFO or to the VP, Legal and can be reported anonymously. The CFO and the VP, Legal will report to the Audit and Risk Committee who will report to the Board any reported violations at least quarterly, or more frequently depending on the specifics of the reported violation.

The Executive Chair of the Board and the President and CEO and the Governance and Nomination Committee are responsible for promoting a corporate culture, which supports the highest of ethical standards, encourages personal integrity and assumes social responsibility.

The Corporation will adopt, from time to time, policies and guidelines relating to ethics that apply to all directors, officers and employees of the Corporation. The Corporation's Code of Ethics will be reviewed on an annual basis as well as adherence thereto.

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The Code of Ethics is distributed to and signed by each of the Corporation's employees when they are hired. Directors, officers and designated employees are required, on an annual basis, to declare their commitment to abide by the Corporation's Code of Ethics. Management of the Corporation reports annually to the Governance and Nomination Committee all non-compliance statements so disclosed by directors, officers and designated employees.

In addition, the Board has established under the Corporation's Whistleblowing Policy, a process for the receipt and treatment of all complaints concerning accounting, internal accounting controls, auditing or related matters submitted by any employee, including procedures for the confidential anonymous submissions by employees of concerns regarding said matters.

Nothing in the Corporation's Code of Ethics shall prevent an employee from reporting a questionable event to any government agency, such as the U.S. Securities and Exchange Commission, as provided for or protected under applicable law and regulations.

There has been no "questionable event" (as defined in the Whistle Blowing Policy) communicated in 2022 through the ethics line or otherwise, to report any conduct of a director or Executive Officer that would constitute a departure from the Code of Ethics.

A copy of the Code of Ethics is available on the Corporation's website at:

https://osiskogr.com/en/governance-2/policies/.

Environmental, Social and Governance

The Environmental and Sustainability Committee and the Governance and Nomination Committee of the Board oversee Osisko's ESG matters including environmental, sustainable and corporate responsibility/governance issues and strategy. The Corporation's President and CEO and the Vice President of Investor Relations are responsible for the execution of the ESG strategy and collaborate with other members on the team.

Given that the Corporation does not conduct mining operations, it understands the most significant way it can mitigate risks and opportunities is by conducting rigorous due diligence of any prospective investment in a mining asset and then by closely monitoring an asset's performance post transaction.  The Corporation is committed to promoting sustainable development through its investments and applies strict ESG guidelines across all of its business decisions.

This year, the Corporation focused on taking the next step to continue to grow responsibly. It engaged a global sustainability firm to further build upon ESG initiatives and reporting practices. It also conducted a more thorough materiality assessment to understand the topics that its stakeholders value and that have the potential to impact its business. Through this process, seven priority topics were identified: corporate governance, business ethics and integrity, climate change, tailings and waste, human relations, community relations, and human rights.

The Corporation is a member of several industry associations to stay abreast of issues and engage with peers, such as the Association de l'Exploration Minière du Québec, Association Minière du Québec and Fédération des chambres de commerce du Québec. The Corporation is committed to the United Nations Global Compact, a voluntary initiative focused on implementing sustainability principles that cover human rights, labour, environment and anti-corruption.  In 2023, the Corporation joined the World Gold Council to support responsible development across the mining supply chain and to expand the understanding of the gold market globally. Osisko also has a strategic partnership with Carbon Streaming Corporation ("Carbon Streaming"), a specialized streaming company that finances carbon offset projects through carbon credit streaming agreements.

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The following is a summary of the ESG Performance highlights achieved by the Corporation during 2022 and in the first quarter of 2023:

Item	Highlights
Environmental

- Participated in the funding of the Magdalena Bay Blue Carbon Project by taking up 20% participation right

- Zero Scope 1 greenhouse gas ("GHG") emissions

- Scope 2 GHG emissions totaled only 28.6 tonnes of carbon dioxide equivalent (tCO2e)

- Scope 3 GHG emissions of 38,005 tCO2e related to financed assets (i.e., Category 15 emissions) and 92.5 tCO2e from business travel

Social

- Funded over $235,500 in community investments

- Adopted a Human Rights Policy

- Adopted a Human Resources, Health and Safety Policy

- 46% of all employees and 22% of executives are women

- 26% of all employees represent visible minorities

Governance

- The Corporation maintained zero incident record in Health and Safety and zero incident record of material breaches of Code of Ethics / Whistleblower reports

- At the Board level, 30% of directors identify as female and 10% identify as a visible minority.  In addition, the Corporation maintains it objective to achieve 40% of female representation on the Board of Directors by June 30, 2024

- The Corporation announced 4 high quality transactions in 2022 with responsible mining partners; as part of the Cascabel transaction, the Corporation committed to fund US$75,000 per year for three years towards ESG initiatives

- The Corporation maintained its 'A' rating from MSCI

- The Corporation achieved the following ranking with Sustainalytics:

-  6 out of 121 for Precious Metals industry (5th percentile)

-  4 out of 90 for Gold subindustry (4th percentile)

- Adopted Anti-Bribery, Anti-Corruption and Anti-Money Laundering Policy

- Enhanced internal ESG oversight with the creation of an ESG Management Committee

As part of the Corporation's ongoing efforts to increase disclosures and transparency, and to further elaborate on the Corporation's strategy on ESG matters, the Corporation will be delivering its third ESG report in the second quarter of 2023.  Additional information on the Corporation's evolving governance practices can be found on the Corporation's website at https://osiskogr.com/en/evolving-governance-practices/.

Shareholder's Outreach Program

The Board of Directors and the Governance and Nomination Committee have adopted a Shareholder outreach program (the "Outreach Program") as it believes that constructive engagement with the Corporation's shareholders is important for good corporate governance and transparency.

As part of the Outreach Program, the Board welcomes shareholder inquiries and comments relating to: (i) corporate governance practices and disclosure; (ii) corporate responsibility and environmental, social and governance matters; (iii) executive performance, compensation and succession planning; and (iv) Board and Committee composition and succession planning.

Matters not directly related to the foregoing are more appropriately addressed by management through the Corporation's Investor Relations team. All shareholder inquiries and comments relating to the Corporation's business, investments, financial results, strategic direction and similar matters should be directed to the Corporation's Investor Relations team.

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The Board, under the Outreach Program and through the Governance and Nomination Committee, establishes annually a program to engage directly with key shareholders to discuss Board matters. This program allows the Lead Director and the Chair of the Governance and Nomination Committee, together with the Chair of any other relevant committee of the Board, if necessary, to exchange views with shareholders on relevant governance topics, receive feedback on the performance of the Corporation and the Board with respect to Board matters and discuss potential areas of improvement, if any. In May 2022, the President and CEO, the Lead Director, the Chair and the former Chair of the Governance and Nomination Committee met with three (3) major shareholders of the Corporation, in order to discuss certain governance matters. Various subjects were discussed during these meetings, including governance matters, ESG and overall strategic direction.

Contacting Osisko's Board of Directors

Shareholders, employees and other interested parties may communicate directly with the Board by:

1. Writing to:	Executive Chair of the Board or Lead Director of the Board Osisko Gold Royalties Ltd 1100 Avenue des Canadiens-de-Montréal Suite 300 Montréal, Québec, H3B 2S2

2. Calling:	514-940-0670

3. Emailing:	Chair-Board@osiskogr.com or Lead-Director@osiskogr.com

Committees of the Board

The Board has established five (5) standing committees, namely: the Audit and Risk Committee, the Governance and Nomination Committee, the Human Resources Committee, the Environmental and Sustainability Committee and the newly created Independent Investment Review Committee. The following is a description of the authority, responsibilities, duties and function of such committees.

Governance and Nomination Committee

The Governance and Nomination Committee is responsible for the monitoring of the Corporation's corporate governance and nomination matters.

The Governance and Nomination Committee has the general mandate to (i) consider and assess all issues that may affect the Corporation in the areas of corporate governance and nomination generally; (ii) recommend actions or measures to the Board to be taken in connection with these two (2) areas; and (iii) monitor the implementation and administration of such actions or measures, or of corporate policies and guidelines adopted by regulatory authorities or the Board with respect to said two (2) areas. The Chair of the Governance and Nomination Committee is also responsible to conduct the Corporation's outreach program toward Shareholders and stakeholders. The Charter of the Governance and Nomination Committee is available on the Corporation's website at https://osiskogr.com/en/governance-2/charters/.

Corporate governance practices determine the process and structure used to manage and run the internal and commercial business of the Corporation with a view to preserving its financial and operational integrity, complying with all applicable rules in general and increasing its value to Shareholders.

As regards corporate governance matters, the Governance and Nomination Committee is responsible for establishing practices which must be followed and should be in line with corporate governance rules and guidelines in effect from time to time as adopted by relevant authorities. The Governance and Nomination Committee is also responsible for recommending to the Board new candidates for director and to assist the Board in the assessment of the performance of senior officers, of the Board and its committees and of individual directors.

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The Governance and Nomination Committee met four (4) times during the most recently completed financial year. Since May 12, 2022, the Governance and Nomination Committee is composed of the following three (3) independent directors:

John R. Baird (Chair)	Edie Hofmeister	Murray John

Work Performed by the Governance and Nomination Committee

In 2022 and beginning of 2023, the Governance and Nomination Committee reviewed and/or approved:

  the 2022 management information circular and recommended Board approval;
  2022 Shareholder voting results;
  the Board assessment questionnaire and assessment process;
  Management's practices in maintaining open and transparent communications with the Board;
  the skills matrix of the members of the Board;
  the Corporation's disclosure on regulatory filings to assess any potential conflict and related party transactions;
  the directors' 2022 education program;
  the amended position descriptions of the Executive Chair of the Board, the Lead Director, the Committee Chairs and the President and CEO and recommended Board approval;
  the amended the Charters of the Governance and Nomination Committee and that of the Board;
  the Governance and Nomination Committee Annual Work Program;
  the amended Code of Ethics, the amended Whistleblowing Policy, the Disclosure Policy, Securities Trading Policy, the Policy regarding Diversity of the Board of Directors, the Policy regarding Tenure on the Board of Directors, the Policy regarding the diversity in corporate talent and the Disclosure Policy, the amended Securities Ownership Guidelines, the amended Majority Voting and Director Resignation Policy, the amended Securities Trading Policy;
  the new Conflict of Interest and Related Party Transaction Policy and recommend Board approval;
  the new Anti-Bribery, Anti-Corruption and Anti-Money Laundering Poliicy and recommend Board approval;
  the Board self-assessment and evaluation;
  the list of candidates for election to the Board and recommended a "short list" of candidates;
  searched for and selected a director nominee and recommended to the Board Mr. Krcmarov's candidacy;
  the list of directorship of public companies held by members of Management of the Corporation as representative of the Corporation;
  the Corporation's governance practices, including Board tenure, independence, overboarding and conflict of interest procedures;
  the composition of the Board and its standing Committees; and
  Management's relationship with the Board of Directors as well as the effectiveness the Corporation's Management organization structure.

Audit and Risk Committee

The Audit and Risk Committee meets regularly in order to assist the Board of Directors in fulfilling its oversight responsibilities with respect to the following: (i) in its oversight of the Corporation's accounting and financial reporting principles and policies and internal audit controls and procedures; (ii) in its oversight of the integrity and transparency of the Corporation's financial statements and the independent audit thereof; (iii) in selecting, evaluating and, where deemed appropriate, replacing the external auditors; (iv) in evaluating the independence of the external auditors; (v) in its oversight of the Corporation's risk identification, including cybersecurity and data privacy and security risks, controls and related matters, assessment and management program; and (vi) in the Corporation's compliance with legal and regulatory requirements in respect of the above.

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The Charter of the Audit and Risk Committee is available on the Corporation's website at https://osiskogr.com/en/governance-2/charters/.

The function of the Audit and Risk Committee is to provide independent and objective oversight. The Management of the Corporation is responsible for the preparation, presentation and integrity of the Corporation's financial statements. Management is responsible for maintaining appropriate accounting and financial reporting principles and policies and internal controls and procedures that provide for compliance with accounting standards and applicable laws and regulations. The external auditors are responsible for planning and carrying out a proper audit of the Corporation's annual financial statements and other procedures. In fulfilling their responsibilities hereunder, it is recognized that members of the Audit and Risk Committee are not full-time employees of the Corporation and are not, and do not represent themselves to be, accountants or auditors by profession or experts in the fields of accounting or auditing including in respect of auditor independence. As such, it is not the duty or responsibility of the Audit and Risk Committee or its members to conduct "field work" or other types of auditing or accounting reviews or procedures or to set auditor independence standards, and each member of the Audit and Risk Committee shall be entitled to rely on (i) the integrity of those persons and organizations within and external to the Corporation from which it receives information, (ii) the accuracy of the financial and other information provided to the Audit and Risk Committee by such persons or organizations absent actual knowledge to the contrary (which shall be promptly reported to the Board of Directors) and (iii) representations made by Management as to non-audit services provided by the auditors to the Corporation.

The Board has adopted the Audit and Risk Committee Charter, mandating the role of the Audit and Risk Committee in supporting the Board in meeting its responsibilities to Shareholders.

The Audit and Risk Committee met four (4) times during the most recently completed financial year. Since May 12, 2021, the Audit and Risk Committee is composed of the following four (4) independent directors:

Joanne Ferstman (Chair)	Pierre Labbé	Candace MacGibbon	Charles E. Page

Information Security Risk Oversight and Management

All members of the Audit and Risk Committee are independent and knowledgeable about information security risk management.  Management provides a report on information technology security, including cyber risks, data security, ongoing staff training, mitigation and resilience to the Audit and Risk Committee at each of its quarterly meetings.  Three (3) Directors have information security experience.  In the last three years, there have been no occurrences of security breach that generated expenses nor has there been expenses incurred from information security breach penalties and settlements. In addition, the Corporation has not experienced an information security breach in the last three years.  Since the Corporation is listed on the New York Stock Exchange and is subject to Sarbanes-Oxley Act of 2002 ("SOX") reporting requirements, the Corporation's systems are part of the annual SOX audit performed by the Corporation's auditors and independent specialized firms are periodically engaged to conduct specific procedures on our information security systems.  Ms. Candace MacGibbon recently received  a Cybersecurity Certification from Cornell University, which will bring additional information technology oversight to the Audit and Risk Committee.

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Work Performed by the Audit and Risk Committee

In 2022 and beginning of 2023, the Audit and Risk Committee reviewed and/or approved:

  the amended Audit and Risk Committee Charter;
  the Audit and Risk Committee Annual Work Program;
  Management's report on the Corporation's Risk Evaluation Review for the year 2022 with quarterly updates;
  Management's report on impairment of assets;
  the Corporation's auditors' Audit Plan;
  the Corporation's internal audit function;
  proposed changes to the Corporation's Investment Policy, Delegation of Authority Policy and the U.S. Dollar Hedging Policy and recommended Board approval;
  the Corporation's financial group review for development and succession planning;
  policy on procedures for approval of audit and non-audit services by external auditor and approve their fees;
  the Corporation's review process in determining related party transactions;
  the consolidated financial statements, management's discussion and analysis and press releases for the year 2022 and recommended Board approval;
  the quarterly financial statements, management's discussion and analysis and press releases related thereto and recommended Board approval;
  monitored compliance requirements with the Securities and Exchange Commission, including the Sarbanes-Oxley Act of 2002, and the New York Stock Exchange;
  the appointment of the auditors of the Corporation;
  the efficiency of the Audit and Risk Committee;
  the Corporation's internal controls and compliance certifications on a quarterly basis;
  audit and non-audit work fees;
  the Corporation's report on cash management;
  the Corporation's information technology related activities;
  the Corporation's insurance coverage;
  the Corporation's tax matters;
  the Corporation's accounting policies;
  received documentation provided by Management on continuing education;
  monitored whistle blowing and litigation matters; and
  met (in camera) with the Auditors of the Corporation on a quarterly basis.

Additional reference is made to the Section entitled "Audit and Risk Committee" of the Corporation's Annual Information Form ("AIF") that contains the information required by section 5.1 of Form 52-110F1 of Regulation  52-110. The Corporation's AIF is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, and a copy of same will be provided free of charge, upon request, to any Shareholder of the Corporation.

Human Resources Committee

The HR Committee is responsible for approving compensation objectives and the specific compensation programs for policies and practices of the Corporation on matters of remuneration, succession planning, human resources recruitment, development, retention and performance evaluations, which policies are developed and implemented in conformity with the Corporation's objectives with the view to attracting and retaining the best qualified management and employees. The HR Committee is responsible for recommending, monitoring and reviewing compensation programs for senior executives.  It is also responsible to oversee treatment of complaints received pursuant to the Policy on the prevention of psychological or sexual harassment in the workplace and the handling of complaints.

The Charter of the HR Committee is available on the Corporation's website at https://osiskogr.com/en/governance-2/charters/.

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The HR Committee met four (4) times during the most recently completed financial year. Since May 12, 2021, the HR Committee is composed of three (3) independent directors:

Pierre Labbé (Chair)	Joanne Ferstman	Candace MacGibbon

The work performed by the HR Committee is disclosed under heading "Work Performed by the Human Resources Committee" of this Circular.

Environmental and Sustainability Committee

The Environmental and Sustainability Committee is responsible for overseeing environmental, sustainability and corporate responsibility/governance matters consistent with corporate objectives and stakeholders' expectations.  Given that the Corporation does not conduct mining operations, its mandate is focused on assessing the ESG performance of the Corporation's existing portfolio and evaluating management's ESG strategy for the business going forward.  Accordingly, the Environmental and Sustainability Committee monitors ESG issues, and any new or heightened risks that are brought by the management team to its attention.

The Environmental and Sustainability Committee is responsible for reviewing and monitoring matters relating to the environment, climate change and risks related to communities surrounding the Corporation's partner's projects.  In performing its duties, the Environmental and Sustainability Committee shall (i) consider and evaluate the Corporation's own ESG compliance and practices; (ii)  obtain, when possible, from such companies operating assets over which the Corporation holds a royalty, stream or other interest, a confirmation that they comply with applicable laws; have developed and implemented appropriate ESG policies and procedures for their operations, including by implementing corporate policies, best practices; and (iii)  recommend to the Board the steps to be taken in connection with these matters.

The Charter of the Environmental and Sustainability Committee is available on the Corporation's website at https://osiskogr.com/en/governance-2/charters/.

The Environmental and Sustainability Committee met two (2) times during the most recently completed financial year. Since May 12, 2022, is composed of three (3) independent directors:

W. Murray John (Chair)	John R. Baird	Edie Hofmeister

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Work Performed by the Environmental and Sustainability Committee

In 2022 and beginning of 2023, the Environmental and Sustainability Committee reviewed and/or approved:

  the amended Environmental and Sustainability Committee Charter and approved its Annual Work Program;
  presentations on ESG;
  the Corporation's environmental, social and governance goals, timeline and steps to determine its objectives;
  the Human Rights Policy and recommended Board approval;
  the Corporation's evolution on ESG matters and due diligence processes;
  the timeline and disclosure relative to the Corporation's second and third ESG report.

Independent Investment Review Committee

In May of 2023, the Board formed an Independent Investment Review Committee, which shall be composed of three independent directors.  This committee is charged with reviewing and providing its recommendations on any potential material investment or investment stewardship determination.  The creation of an independent investment committee strengthens our corporate governance and ensures that investment decisions are provided appropriate oversight.

Nomination of Directors

In consultation with the Executive Chair of the Board, the Governance and Nomination Committee annually reviews the competencies and skills the members of the Board should possess as well as the skills, areas of expertise, background, independence and qualifications credentials of nominees for election or re-election as members of the Board of Directors. If vacancies occur on the Board, the Governance and Nomination Committee would recommend nominees to the Board, consider their qualifications, the validity of the credentials underlying each nomination, and, for nominees who are already directors of the Corporation, an evaluation of their effectiveness and performance as members of the Board of Directors, including their attendance at Board and Committee meetings. The use of a skills matrix is also an additional tool in recommending nominees to the Board of Directors. The Board's current skills matrix is set out under heading "Board's Skills Matrix" of this Circular.

Board Assessment

A detailed questionnaire is distributed annually to each member of the Board in order to enable individual directors to provide feedback on the effectiveness of the Board and its standing Committees as well as the contribution of each member. As part of the assessment process review, each Board member will assess the performance of the respective Committees of the Board.

In addition, the results of the questionnaires are compiled by the Assistant Corporate Secretary and reviewed by the VP, Legal and thereafter provided to the Lead Director, the Chair of the Governance and Nomination Committee and the President and CEO of the Corporation.  The Lead Director may decide to contact each director and to conduct a confidential one-on-one meeting to discuss the results and any issues arising from the performance assessments.  Following the evaluation process, the compiled results are provided to the members of the Governance and Nomination Committee and the members of the Board for discussion at the year-end meetings.

The Governance and Nomination Committee assesses the operation of the Board and its standing Committees, the adequacy of information given to directors, communication between the Board and Management, the Board size and overall skills. The Governance and Nomination Committee also recommends changes to the Board in order to enhance its performance based on the survey feedback.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Since January 1st, 2022, no director or executive officer of Osisko, or Shareholder who beneficially owns, or controls or directs, directly or indirectly, more than 10% of the outstanding Common Shares, or any known associates or affiliates of such persons, has or has had any material interest, direct or indirect, in any transaction or in any proposed transaction that has materially affected or is reasonably expected to materially affect the Corporation.

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INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

There is no indebtedness outstanding with any current or former director, executive officer or employee of the Corporation or its subsidiaries which is owing to the Corporation or its subsidiaries, or which is owing to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or its subsidiaries, entered into in connection with a purchase of securities or otherwise.

LIABILITY INSURANCE

The Corporation subscribes to liability insurance for the benefit of its directors and officers to cover them against certain liabilities contracted by them in such capacity. For the most recently completed financial year, this insurance provided for a coverage limit of US$75 million per loss and policy year and the premium paid by the Corporation amounted to US$1.26 million on an annualized basis. When the Corporation is authorized or required to indemnify an insured, a deductible of US$5 million applies. The policy contains standard industry exclusions.

SECOND ITEM OF THE AGENDA

APPOINTMENT AND REMUNERATION OF AUDITORS

The Board of Directors and the Audit and Risk Committee of the Corporation recommend that Shareholders vote for the appointment of PricewaterhouseCoopers LLP a partnership of chartered professional accountants ("PwC"), as independent auditor of the Corporation for the fiscal year ending December 31, 2023 and to authorize the directors to establish their remuneration. PwC was originally appointed on April 30, 2014.

Unless the form of proxy states otherwise, or if the right to vote is not exercised for the appointment of the auditors, the persons named in the enclosed form of proxy intend to VOTE FOR the re-appointment of PwC, Chartered Professional Accountants, as independent auditor of the Corporation and for the directors to fix their remuneration.

The following table illustrates in detail the components of the fees incurred in 2022 and in 2021:

Year	Audit Fees(1) ($)	Audit Related Fees ($)	Tax Fees(2) ($)	All Other Fees ($)
December 31, 2022	1,084,823	–	110,402	–
December 31, 2021	966,148	66,150	96,590	–

NOTES:

(1) Audit fees include services rendered in connection with the audit of the Corporation's annual consolidated financial statements and audit fees for separate audit opinions of subsidiaries of the Corporation. In 2022, audit fees also include services rendered in relation to the Short-Form Prospectus dated March 25, 2022 and services rendered in relation to the listing of Osisko Development (which was a subsidiary of the Corporation until September 30, 2022) on the New York Stock Exchange.

(2) The audit-related fees are related to translation services for financial statements and management's discussion and analysis reports.

(3) Tax fees are related to tax compliance, tax planning and tax advice services for the preparation of corporate tax returns and proposed transactions.

THIRD ITEM OF THE AGENDA

APPROVAL OF THE UNALLOCATED OPTIONS UNDER THE STOCK OPTION PLAN

On June 22, 2020, the Shareholders ratified the Corporation's Stock Option Plan adopted by the Board of Directors in March 2018. The Corporation's Stock Option Plan does not have a fixed maximum number of Common Shares issuable. The TSX rules provide that all unallocated options, rights or other entitlements under a security-based compensation arrangement which does not have a fixed number of maximum securities issuable, must be approved every three years. The Stock Option Plan is more fully described under the heading "Security-Based Compensation Arrangements" above.

At the Meeting, in accordance with the TSX rules, Shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, resolutions, in the form set forth below (the "Stock Option Plan Resolutions"), subject to such amendments, variations or additions as may be approved at the Meeting, amending and renewing the approval of the Stock Option Plan:

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"BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1. All unallocated options under the Stock Option Plan be and are hereby approved;

2. The Corporation has the ability to continue granting options under the Stock Option Plan until June 7, 2026, which is the date that is three years from the date of the Meeting at which Shareholder approval is being sought; and

3. Any director or officer of the Corporation be and is hereby authorized to do such things and to sign, execute and deliver all documents that such director and officer may, in their discretion, determine to be necessary in order to give full effect to the intent and purpose of these resolutions."

Accordingly, the Board of Directors and Management are recommending that the Shareholders VOTE FOR the approval of the said resolution that requires an affirmative vote of the majority of the votes cast at the Meeting in order to be adopted. Unless contrary instructions are indicated on the proxy form or the voting instruction card, the persons designated in the accompanying form of proxy or voting instructions card intend to VOTE FOR the approval of the resolution.

FOURTH ITEM OF THE AGENDA

AMENDMENT AND RECONFIRMATION OF SHAREHOLDER RIGHTS PLAN

At the Corporation's 2020 Annual Meeting of Shareholders, the Shareholders passed an ordinary resolution reconfirming the amended and restated Shareholder Rights Plan (the "Amended and Restated Shareholder Rights Plan"). Shareholders are being asked to consider and, if deemed appropriate, approve an ordinary resolution (the "Shareholder Rights Plan Resolution") to amend and reconfirm the Amended and Restated Shareholder Rights Plan (the "Second Amended and Restated Shareholder Rights Plan Agreement" or the "Rights Plan") at the Meeting.

The TSX has accepted notice for filing of the Rights Plan, subject to approval of the Shareholders Rights Plan Resolution by the Shareholders at the Meeting.

If the Shareholder Rights Plan Resolution is approved by the Shareholders at the Meeting, the Corporation will enter into the Rights Plan, to be dated as of the date of the Meeting and the Amended and Restated Shareholder Rights Plan will continue to be effective, with such amendments as set out in the Rights Plan. Unless the Shareholders vote for the adoption of the Rights Plan, the Amended and Restated Shareholder Rights Plan will expire and terminate at the end of the Meeting.

If the Shareholders vote to adopt the Rights Plan, it will remain in effect until the close of business on the date immediately following the date of the Corporation's annual meeting of Shareholders to be held in 2026. To remain effective the Rights Plan must be reconfirmed every third annual meeting of Shareholders.

The Shareholder Rights Plan Resolution must be approved by a simple majority of votes cast by "Independent Shareholders" (as defined by the Rights Plan) present, in person or represented by proxy, at the Meeting. The Corporation has determined that there is no Shareholder who would not qualify as Independent Shareholder for the purpose of the Meeting.

All capitalized terms used in this section of the Circular that are not otherwise defined in this Circular have the meanings set forth in the Rights Plan.

Rationale for the Approval of the Amendment to the Shareholder Rights Plan

The primary objective of the Rights Plan is to ensure the fair treatment of the Shareholders in connection with any bid for control of the Corporation. The Rights Plan is intended to prevent the acquisition of control of the Corporation in a manner that benefits a small group of securityholders at the expense of other securityholders. The adoption of the Rights Plan will not affect the duty of a director on the Board of Directors to act honestly and in good faith with a view to the best interests of the Corporation and its Shareholders.

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In submitting the Rights Plan to the Shareholders for reconfirmation, the Board of Directors has considered concerns inherent in the existing legislative framework governing take-over bids in Canada. In particular, while existing securities legislation as substantially addressed many concerns of unequal treatment, there remains the possibility that control of an issuer may be acquired pursuant to a private agreement in which a small group of securityholders dispose of their securities at a premium to market price which premium is not shared with other securityholders. In addition, a person may slowly accumulate securities through stock exchange acquisitions which may result, over time, in an acquisition of control without payment of fair value for control or a fair sharing of a control premium among all securityholders. The Rights Plan addresses these concerns.

The Rights Plan generally provides that if a bidder acquires beneficial ownership of more than 20% of the issued and outstanding Common Shares, other than by way of a "Permitted Bid", which requires a take-over bid to be made to all Shareholders, holders of Common Shares, other than the bidder, will be able to effectively purchase additional Common Shares at a 50% discount to the market price, thus exposing the bidder to substantial dilution of its holdings.

The Rights Plan continues a right (which may only be exercised if a person acquires 20% or more of the Common Shares) for each Shareholder, other than the person that acquires 20% or more of the Common Shares, to acquire additional Common Shares at one-half of the market price at the time of exercise. This significantly dilutes the share position of the person that acquires 20% or more to the Common Shares and practically prevents that person from acquiring control of 20% or greater of the Common Shares unless the Rights Plan has been withdrawn or the buyer makes a Permitted Bid (as defined in the Amended and Restated Shareholder Rights Plan). The most common approaches that a bidder may take to have a rights plan withdrawn are to negotiate with the Board of Directors to have the Rights Plan waived, or to apply to a securities commission to order withdrawal of the Rights Plan if the Corporation cannot develop an auction. Both of these approaches give the Board of Directors more time and control over any sale process and increase the likelihood of a better offer to the Shareholders.

Modifications to the Amended and Restated Shareholder Rights Plan

The proposed amendments to the Amended and Restated Shareholder Rights Plan are minor amendments essentially to reflect the fact that the rights agent is now TSX Trust as a result of the merger of AST Trust Company with TSX Trust on September 1, 2021 and also to include certain clarifications in respect of non certificated securities of the Corporation (including those represented by book entry form registration).

There are also non-material changes to the definitions of "Competing Permitted Bid", "Exempt Acquisition" and "Market Price" as well as to the section relating to the adjustment of the exercise price and number of Rights.  These modifications were made for greater clarity and, regarding the definition of "Market Price" to reflect the fact that the Common Shares are also traded on the New York Stock Exchange.

The proposed amendments do not have any material impact on the Rights of the Shareholders or the Rights Holders under the Rights Plan.

General Impact of the Rights Plan

It is not the intention of the Board of Directors, in submitting the Rights Plan to Shareholders for adoption, to entrench the directors or managements of the Corporation in office, nor is it to avoid a bid for control of the Corporation in a transaction that is fair and in the best interest of Shareholders.

The Rights Plan does not interfere with the day-to-day operations of the Corporation. The issuance of the Rights does not in any way alter the financial condition of the Corporation, impede its business plans or alter its financial statements.

The Board of Directors believes that the effect of the Rights Plan is to enhance Shareholder value and ensure equal treatment of all Shareholders in the context of an acquisition of control.

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The Rights Plan is not being proposed in response to any proposal to acquire control of the Corporation, nor is the Board of Directors currently aware of or anticipates any pending or threatened take-over bid for the Corporation.

For a summary of the purpose and principal terms of the Rights Plan, please see Schedule "B" to this Circular. Shareholders are urged to carefully review the summary in its entirety. The Rights Plan can be found on Osisko's website at https://osiskogr.com/en/2023-agm/.

Shareholder Rights Plan Resolution

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, approve the following ordinary resolution in respect of the adoption of the Rights Plan:

"BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1. The Amended and Restated Rights Plan of Osisko Gold Royalties Ltd, including the amendments thereto, be confirmed and the Second Amended and Restated Shareholder Rights Plan Agreement to be dated as of June 7, 2023, between the Corporation and TSX Trust, as rights agent, which amends and restates the Amended and Restated Shareholders Rights Plan Agreement dated May 4, 2017, and continues the Rights issued thereunder, be and is hereby ratified, confirmed and approved;

2. Any director or officer of the Corporation is hereby authorized to execute and deliver, whether under corporate seal or otherwise, the agreement referred to above and any other agreements, instruments, notices, consents, acknowledgements, certificates and other documents (including any documents required under applicable laws or regulatory policies), and to perform and do all such other acts and things, as any such director or officer in his discretion may consider to be necessary or advisable from time to time in order to give effect to this resolution.

Accordingly, the Board of Directors and Management are recommending that the Shareholders vote FOR the approval of the said resolution that requires an affirmative vote of the majority of the votes cast by "Independent Shareholders" (as defined by the Rights Plan) at the Meeting in order to be adopted. Unless contrary instructions are indicated on the proxy form or the voting instruction card, the persons designated in the accompanying form of proxy or voting instructions card intend to vote FOR the approval of the resolution.

FIFTH ITEM OF THE AGENDA

ADVISORY VOTE ON EXECUTIVE COMPENSATION

The Board of Directors believes that the compensation program must be competitive within the industry, provide a strong incentive to its Named Executives to achieve the Corporation's goals and ensure that interests of Management and the Corporation's Shareholders are aligned. A detailed discussion of the Corporation's executive compensation is more fully described under the heading "Statement of Executive Compensation - Compensation Discussion and Analysis" in this Circular. Under such section, you will find discussions on the Corporation's executive compensation philosophy, objectives, policies and practices and provides information on the key elements of the executive compensation program of the Corporation.

At the 2022 annual meeting of Shareholders, the Corporation's approach to executive compensation was approved by 95.4% of the votes.

At the meeting, Shareholders will be asked to vote on the following advisory resolution:

Advisory Resolution on Executive Compensation Approach

"BE IT RESOLVED, AS AN ADVISORY RESOLUTION THAT:

1. On an advisory basis and not to diminish the role and responsibilities of the Board of Directors of the Corporation, the Shareholders accept the approach to executive compensation disclosed in the Corporation's Circular dated May 10, 2023 delivered in advance of the Meeting;

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2. As this in an advisory vote, the Board of Directors of the Corporation and the HR Committee will not be bound by the results of the vote. However, the Board of Directors of the Corporation will take the results into account, together with feedback received from Shareholders, when considering its approach to executive compensation in the future; and

3. Results of the vote will be disclosed in the report of voting results."

The Board of Directors of the Corporation recommends that Shareholders indicate their support for the Corporation's approach to executive compensation disclosed in the Circular by VOTING FOR the Advisory Resolution on Executive Compensation Approach. The persons whose names appear in the attached form of proxy intend to VOTE FOR the Advisory Resolution on Executive Compensation Approach.

SHAREHOLDER PROPOSALS FOR THE 2024 ANNUAL MEETING

The final date for submitting Shareholder proposals to the Corporation for the next annual meeting of the Shareholders is February 12, 2024.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Financial information is provided in the Corporation's financial statements and Management's Discussion and Analysis for the year ended December 31, 2022 a copy of which may be obtained upon request from the Corporate Secretary, 1100, Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2. The Corporation may require the payment of a reasonable charge when the request is made by someone other than a Shareholder.

APPROVAL

The Board of Directors of the Corporation has approved the contents of the Circular and its sending to the Shareholders.

Montréal, Québec, May 10, 2023.

OSISKO GOLD ROYALTIES LTD
Per:
André Le Bel Vice President, Legal Affairs and Corporate Secretary

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OSISKO GOLD ROYALTIES LTD

SCHEDULE "A"
BOARD OF DIRECTORS CHARTER

I. OVERALL ROLE AND RESPONSIBILITY

The Board of Directors (the "Board") of the Corporation is elected by the Corporation's shareholders to supervise the management of the business and affairs of the Corporation.

The Board monitors the manner in which the Corporation conducts its business as well as the senior Executives responsible for the day-to-day operations of the Corporation. It sets the Corporation's policies, assesses their implementation by management and reviews the results.

The prime stewardship responsibility of the Board is to ensure the viability of the Corporation and to ensure that it is managed in the best interest of the Corporation and of its shareholders as a whole while taking into account the interests of other stakeholders.

The Board's main expectations of the Corporation's management are to protect the Corporation's interests and ensure the long term growth of shareholder value.

II. MEMBERSHIP AND QUORUM

The Board shall be composed of a minimum of 3 and a maximum of 15 members.  The Board shall also be constituted with a majority of individuals who qualify as independent directors, as per the standards of independence established in the Regulation 58-101 respecting Disclosure of Corporate Governance Practices.

The quorum at any meeting of the Board is a majority of directors in office.

III. STRUCTURE AND OPERATIONS

Proceedings and meetings of the Board are governed by the provisions of the By-laws of the Corporation relating to the regulation of the meetings and proceedings of the Board insofar as they are applicable and not inconsistent with this Charter and the other provisions adopted by the Board in regards to committee composition and organization.

IV. DUTIES AND RESPONSIBILITIES OF THE BOARD

In addition to statutory responsibilities, the Board, either directly or through one of its committees, assumes responsibility for:

(a) satisfying itself, to the extent feasible, as to the integrity of the Executive Chair of the Board, the President and Chief Executive Officer ("CEO"), and other senior officers, and that the CEO and other senior officers maintain a culture of integrity throughout the Corporation;

(b) ensuring that the Corporation is operated so as to preserve its financial integrity and in accordance with policies approved by the Board;

(c) ensuring, through the Governance and Nomination Committee, that appropriate structures and procedures are in place so that the Board and its committees can function independently of management and in accordance with sound corporate governance practices;

(d) reviewing and approving key policy statements developed by management on various issues such as ethics, regulatory compliance and communications with shareholders, other stakeholders and the general public;

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(e) adopting a strategic planning process and thereafter reviewing and, where appropriate, approving, annually, a strategic plan and a budget which takes into account, among other things, the opportunities and risks of the business (all of which are developed at first by management), and monitoring the Corporation's performance with reference to the adopted budget and strategic plan;

(f) identifying the principal risks of the Corporation's business and ensuring the implementation of appropriate controls, measures and systems to manage these risks;

(g) appointing the CEO, setting forth the position description, as well as planning for the succession of the CEO with the recommendation of the Governance and Nomination Committee and the Human Resources Committee respectively;

(h) evaluating the performance and reviewing the compensation of the Executive Chair of the Board and the CEO with the Human Resources Committee, and ensuring that such compensation is competitive and measured according to appropriate benchmarks which reward contribution to shareholder value;

(i) appointing, training, evaluating and monitoring officers as well as planning for their succession with the recommendations of the Governance and Nomination Committee; determining management compensation with the recommendations of the Governance and Nomination Committee and the Human Resources Committee, respectively and ensuring that such compensation is competitive and measured according to appropriate industry benchmarks;

(j) overseeing, through the Audit and Risk Committee, the quality and integrity of the Corporation's accounting and financial reporting systems, and disclosure controls and procedures;

(k) ensuring, through the Audit and Risk Committee, the integrity of the Corporation's internal controls and management information systems;

(l) overseeing, through the Audit and Risk Committee, the process for evaluating the adequacy of internal control structures and procedures of financial reporting, and satisfy itself as to the adequacy of such process;

(m) advising management on critical and sensitive issues;

(n) ensuring that the Board's expectations of management are understood, that all appropriate matters come before the Board in a timely and effective manner and that the Board is kept informed of shareholder feedback;

(o) conducting annually, through the Governance and Nomination Committee, a review of Board practices and the Board's and committees' performance (including director's individual contributions), to ascertain that the Board, its committees and the directors are capable of carrying out and do carry out their roles effectively;

(p) ensuring with the Human Resources Committee, the adequacy and form of the compensation of non-executive directors taking into account the responsibilities and risks involved in being an effective non-executive director;

(q) determining, with the Governance and Nomination Committee, in light of the opportunities and risks facing the Corporation, what competencies, skills and personal qualities the Board should seek in recruiting new Board members, and the appropriate size of the Board to facilitate effective decision-making;

(r) determining, annually, with the Governance and Nomination Committee, the independence of each member of the Board as such term is defined by applicable laws and regulations including, rules and guidelines of stock exchanges to which the Corporation is subject;

(s) setting forth, with the recommendation of the Governance and Nomination Committee, the position description for the Executive Chair of the Board and the Chair of the committees of the Board;

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(t) determining annually, with the Audit and Risk Committee, if each member of the Audit and Risk Committee is "financially literate" as such terms are defined under applicable laws and regulations including rules and guidelines of stock exchanges to which the Corporation is subject;

(u) selecting, upon the recommendation of the Governance and Nomination Committee, nominees for election as directors;

(v) selecting the Executive Chair of the Board;

(w) selecting the Lead Director of the Board and ensure the director appointed as Lead Director is and remains independent;

(x) ensuring, through the Governance and Nomination Committee, that new directors have a good understanding of their role and responsibilities and of the contribution expected of them (including as regards attendance at, and preparation for, meetings), and that they are provided with adequate education and orientation as regards the Corporation, its business and activities;

(y) approving unbudgeted capital expenditures, or significant divestiture, as well as acquisitions where environmental or other liabilities exist and which could result in significant exposure to the Corporation;

(z) approving major investments in metals streaming transactions, royalties and shares of publicly traded companies;

(aa) reviewing alternate strategies in response to any possible takeover bid in order to maximize value for shareholders;

(bb) discussing and developing the Corporation's approach to corporate governance issues in general, with the involvement of the Governance and Nomination Committee;

(cc) reviewing and approving, with the involvement of the Disclosure Committee, the content of the principal communications by the Corporation to its shareholders and the public, such as quarterly and annual financial statements and management's discussion and analysis, annual information form, management information circular, prospectuses and other similar documents which may be issued and distributed, provided that the quarterly and annual financial statements and related management's discussion and analysis and earnings press releases and any other public disclosure document containing financial information may be reviewed and approved by the Audit and Risk Committee instead of the Board;

(dd) ensuring ethical behavior and compliance with laws;

(ee) monitoring, directly or through one of its committees, compliance with the code of ethics;

(ff) consider the means by which stakeholders can communicate with the members of the Board (including independent directors);

(gg) monitoring performance of the Corporation toward the achievement of approved goals and standards;

(hh) approving with the recommendation of the Environmental and Sustainability Committee, changes to the Corporation's ESG practices and other significant policies of the Corporation;

(ii) monitoring the Corporation's commitment to the environment and sustainable development to all stakeholders and engage with stakeholders in respect of ESG issues, including all employees of the Corporation fostering a culture of respect and accountability regarding such matters;

(jj) ensuring that, with respect to matters under the Corporation's control, the Corporation conducts business in a climate that fosters the improvement of socio-economic conditions in the communities where it holds an interest;

(kk) approving with the recommendation of the Environmental and Sustainability Committee, the Corporation's annual ESG Report; and

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(ll) reviewing and considering all other related matters and issues which may be determined, from time to time, by the Environmental and Sustainability Committee.

Directors are expected to make reasonable efforts to attend all Board meetings and to review materials distributed to them in advance of Board meetings.

V. CHARTER

The Governance and Nomination Committee shall periodically review this Charter and recommend appropriate changes to the Board.

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OSISKO GOLD ROYALTIES LTD

SCHEDULE "B"
SECOND AMENDED AND RESTATED SHAREHOLDER RIGHTS PLAN

Summary of the Second Amended and Restated Rights Plan

The following is a summary of the principal terms of the Second Amended and Restated Rights Plan which is qualified in its entirety by reference to the text of the Second Amended and Restated Rights Plan a copy of which, showing the proposed amendments compared to the Amended and Restated Rights Plan Agreement, is available on the Corporation's website at http://www.osiskogr.com/en/2023-agm/.

All capitalized terms used in this Schedule that are not otherwise defined in this Circular have the meanings set forth in the Rights Plan.

Term and Reconfirmation

If the Shareholder Rights Plan Resolution is approved by the Shareholders at the Meeting, the Corporation will enter into the Second Amended and Restated Rights Plan Agreement, the Rights Plan will be reconfirmed, and the Rights Plan will continue to be effective, with such amendments as set out in the Second Amended and Restated Rights Plan Agreement. The effective date of the Rights Plan will remain the date on which the Rights Plan was initially adopted, namely June 16, 2014 (the "Effective Date").

The Second Amended and Restated Rights Plan will remain in effect until the close of business on the date immediately following the date of the Corporation's annual meeting of Shareholders to be held in 2026. To remain effective the Rights Plan must be reconfirmed every third annual meeting of Shareholders.

Issue of Rights

The Corporation has issued one right (a "Right") in respect of each Common Share outstanding at 12:01 a.m. (Montréal time) on June 16, 2014 (the "Record Time"). The Rights Plan provides for the issuance by the Corporation of Rights on the same basis for each Common Share issued after the Record Time but prior to the earlier of the Separation Time (as defined below) and the Expiration Time. The Rights are not exercisable prior to the Separation Time. After the Separation Time, each Right entitles the registered holder thereof to purchase from the Corporation one Common Share at an exercise price equal to three (3) times the Market Price of a Common Share determined as at the Separation Time, subject to adjustment and certain anti-dilution provisions (the "Exercise Price"). If a Flip-in Event occurs (as described below), each Right will be adjusted and, except as described under "Flip-in Event" below, will entitle the registered holder to receive from the Corporation, upon payment of the Exercise Price, Common Shares having an aggregate market value equal to twice the Exercise Price.

Rights Exercise Privilege

After a person acquires 20% or more of the Common Shares of the Corporation or commences a take-over bid to acquire Common Shares of the Corporation, other than by way of a Permitted Bid (the "Separation Time"), the Rights will separate and trade separately from the Common Shares and will be exercisable. The acquisition by any person (an "Acquiring Person") of 20% or more of the Common Shares, other than by way of a Permitted Bid, is referred to as a "Flip-in Event". Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event.

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Effectively, this means that a Shareholder, other than an Acquiring Person and certain persons related to such Acquiring Person, can  acquire  additional  Common Shares  from  treasury  at  half  their  Market  Price  after  the  Separation Time

The issue of the Rights is not initially dilutive. However, upon a Flip-in Event occurring and the Rights separating from the Common Shares, reported earnings per share on a fully diluted or non-diluted basis may be affected. Holders of Rights not exercising their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

Certificates and Transferability

Prior to the Separation Time, the Rights will be evidenced, by a legend imprinted on certificates for Common Shares issued from and after the Effective Date and will not be transferable separately from the Common Shares or, alternatively, in the case of Common Shares issued and registered in Book Entry Form, the Rights will be evidenced by the corresponding entries on the Corporation's securities registers for the Common Shares.

Promptly following the Separation Time, the Corporation will determine whether it wishes to issue Rights Certificates or whether it will maintain the Rights in Book Entry Form. In the event that the Corporation determines to issue Rights Certificates, separate certificates evidencing the Rights will be mailed to holders of record of Common Shares as of the Separation Time and the separate Rights Certificates will evidence the Rights. From and after the Separation Time, Rights Certificates, which will be transferable and traded separately from the Common Shares, will evidence the Rights.

Permitted Bids

Under the Rights Plan, a "Permitted Bid" or "Competing Permitted Bid" will not trigger the dilutive effects thereof. A Permitted Bid is a take-over bid (within the meaning of the Canadian securities legislation) made by means of a take-over bid circular to all holders of Common Shares. By virtue of this definition, such a takeover bid must (i) generally be open for at least 105 days; (ii) include a minimum tender requirement, such that more than 50% of the outstanding Common Shares held by persons other than the bidder must be tendered prior to take-up; and (iii) include a ten-day extension after the minimum tender requirement is met.

Waiver and Redemption

The Board of Directors may, prior to the Flip-in Event, waive the dilutive effects of the Rights Plan in respect of a particular Flip-in Event resulting from a take-over bid made by way of a take-over bid circular to all holders of Common Shares of the Corporation, in which event such waiver would be deemed also to be a waiver in respect of any other Flip-in Event occurring under a take-over bid made by way of a take-over bid circular to all holders of Common Shares. The Board of Directors may also waive the Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, and may, in such circumstances require that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to less than 20% of the outstanding Common Shares of the Corporation prior to such waiver being granted. With the majority consent of shareholders or Rights holders at any time prior to the occurrence of a Flip-in Event, the Board of Directors may at its option redeem all, but not less than all, of the outstanding Rights at a price of $0.0001 each.

Exemption for Investment Advisors

Investment managers (for client accounts), trust companies (acting in their capacities as trustees and administrators), statutory bodies (managing investment funds for employee benefit plans, pension plans, insurance plans or various public bodies), administrators and trustees of pension funds, securities depositories and crown agents, any of whom acquire greater than 20% of the Common Shares of the Corporation, are exempted from triggering a Flip-in Event provided that they are not making, or are not part of a group making, a take-over bid.

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Supplements and Amendments

The Corporation is authorized to make amendments to the Rights Plan to correct any typographical error or subject to subsequent ratification by Shareholders or Rights holders, to maintain the validity of the Rights Plan as a result of changes in law, or at the request of the Exchange. The Corporation will issue a news release relating to any significant amendment made to the Second Amended and Restated Rights Plan Agreement prior to the Meeting and will advise the Shareholders of any such amendment at the Meeting. Other amendments or supplements to the Rights Plan may be made with the prior approval of Shareholders or Rights holders and, if necessary, any stock exchange on which the Common Shares may be listed.

Grandfathered Persons

Holders of 20% or more of the Common Shares at the time when the Rights were distributed are recognized for the purposes of the Rights Plan as "grandfathered persons" and, as such, do not constitute Acquiring Persons under the Rights Plan by virtue of their shareholding exceeding the 20% Flip-in Event threshold.

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QUESTIONS MAY BE DIRECTED TO THE

PROXY SOLICIATION AGENT

North America Toll Free:

1-877-452-7184

Collect Calls Outside North America:

416-304-0211

Email:

assistance@laurelhill.com

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